    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1999

                                                      REGISTRATION NO. 333-80339
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                            EXCEL LEGACY CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

              DELAWARE                               6512                              33-0781747
  (STATE OR OTHER JURISDICTION OF        (PRIMARY STANDARD INDUSTRIAL               (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)        CLASSIFICATION CODE NUMBER)              IDENTIFICATION NO.)

                         16955 VIA DEL CAMPO, SUITE 100
                              SAN DIEGO, CA 92127
                                 (858) 675-9400

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                    GARY B. SABIN                                            COPIES TO:
               CHIEF EXECUTIVE OFFICER                                  SCOTT N. WOLFE, ESQ.
               EXCEL LEGACY CORPORATION                                   LATHAM & WATKINS
            16955 VIA DEL CAMPO, SUITE 100                            701 B STREET, SUITE 2100
                 SAN DIEGO, CA 92127                                SAN DIEGO, CALIFORNIA 92101
                    (858) 675-9400                                         (619) 236-1234
  (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE
                       NUMBER,
      INCLUDING AREA CODE, OF AGENT FOR SERVICE)

          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                        CALCULATION OF REGISTRATION FEE


---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------
                                                                                    PROPOSED MAXIMUM
        TITLE OF EACH CLASS OF              AMOUNT TO BE       PROPOSED MAXIMUM    AGGREGATE OFFERING        AMOUNT OF
      SECURITIES TO BE REGISTERED            REGISTERED        OFFERING PRICE(1)          PRICE          REGISTRATION FEE
---------------------------------------------------------------------------------------------------------------------------
9.0% Convertible Redeemable
 Subordinated Secured Debentures due
 2004..................................    $36,599,767(1)            100%            $36,599,767(1)         $28,675(2)
---------------------------------------------------------------------------------------------------------------------------
10.0% Senior Redeemable Secured Notes
  due 2004.............................    $19,963,509(1)            100%            $19,963,509(1)             (2)
---------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per
  share................................          (3)                  (3)                  (3)                (2)(3)
---------------------------------------------------------------------------------------------------------------------------
---------------------------------------------------------------------------------------------------------------------------


(1) The 9.0% Convertible Redeemable Subordinated Secured Debentures and 10.0% Senior Redeemable Secured Notes and cash consideration will be offered in exchange for any and all shares of common stock of Price Enterprises, Inc. on the terms described herein.


(2) Estimated solely for purposes of calculating the registration fee and computed under Rule 457(f)(1) under the Securities Act of 1933, based on (i) 13,309,006 shares of the Enterprises common stock, representing all of the issued and outstanding shares of the Enterprises common stock as of August 28, 1999, which is the maximum number of shares of the Enterprises common stock to be received by Excel Legacy Corporation, and (ii) $7.75, the average of the high and low prices for the Enterprises common stock as reported on the Nasdaq National Market on August 28, 1999. Legacy has previously paid the amount of $28,895.


(3) Pursuant to Rule 416 under the Securities Act of 1933, the shares of Legacy common stock being registered hereunder include the number of shares of Legacy common stock issuable upon conversion of the Legacy debentures plus such indeterminate number of additional shares as may become issuable upon conversion of the Legacy debentures as a result of adjustments in the conversion price thereof. Pursuant to Rule 457(i) under the Securities Act of 1933, no registration fee is required for the Legacy common stock issuable upon conversion of the Legacy debentures because no additional consideration will be required in connection with the issuance of the Legacy common stock.
                            ------------------------

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION -- DATED OCTOBER 1, 1999


                               OFFER TO EXCHANGE
                               $8.50 COMPRISED OF

                                 $4.25 IN CASH,


 $2.75 IN PRINCIPAL AMOUNT OF 9.0% CONVERTIBLE REDEEMABLE SUBORDINATED SECURED

                              DEBENTURES DUE 2004
                                      AND

  $1.50 IN PRINCIPAL AMOUNT OF 10.0% SENIOR REDEEMABLE SECURED NOTES DUE 2004

                                       OF
                            EXCEL LEGACY CORPORATION

                   FOR ANY AND ALL SHARES OF COMMON STOCK OF
                            PRICE ENTERPRISES, INC.
                           -------------------------


         OUR OFFER WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME ON
                                      , 1999, UNLESS EXTENDED.



     Excel Legacy Corporation is offering to exchange a total of $8.50 consisting of $4.25 in cash, $2.75 in principal amount of our 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 and $1.50 in principal amount of our 10.0% Senior Redeemable Secured Notes due 2004 for each share of common stock of Price Enterprises, Inc. If all Enterprises' stockholders accept our offer, in the aggregate we will pay approximately $56.6 million in cash and issue the principal amount of approximately $36.6 million in Legacy debentures and approximately $20.0 million in Legacy notes. Enterprises' board of directors has approved this transaction and recommends that you accept our offer.



     The Enterprises common stock and the Enterprises preferred stock are traded on the Nasdaq National Market under the symbols "PREN" and "PRENP," respectively. On September 28, 1999, the closing price for the Enterprises common stock was $7.750 and the closing price for the Enterprises preferred stock was $15.125. Legacy's common stock, into which the Legacy debentures may be converted, is traded on the American Stock Exchange under the symbol "XLG." On September 28, 1999, the closing price for the Legacy common stock was $3.750. We intend to apply to have the Legacy debentures listed on the American Stock Exchange. The Legacy notes are not listed on a national securities exchange or the Nasdaq National Market and we do not intend to apply for listing with respect to the Legacy notes.


     The cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The Legacy debentures may be converted at the option of the holder into shares of Legacy common stock at the initial conversion price of $5.50 per share at any time before the close of business on the maturity date of the Legacy debentures.


     You have until 12:00 Midnight, New York City time, on
                      , 1999 to accept our offer, unless extended. At that time, our offer and your withdrawal rights will expire. This prospectus and the enclosed letter of transmittal describe how to accept our offer.


     Stockholders who hold in the aggregate 8,014,970 shares of the Enterprises common stock, representing approximately 51% of the Enterprises voting power, have agreed to exchange their shares in our offer. These shares have been placed in escrow pending the closing of the exchange offer.

     The Enterprises preferred stock will remain outstanding following our offer. After the exchange, the holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors and to have one designee on Legacy's board of directors. Also after the exchange, we may merge Enterprises with a wholly-owned subsidiary of Legacy. The merger will have no effect on Enterprises' stockholders who accept our offer. It will affect, however, Enterprises' stockholders who do not accept our offer. If we proceed with a merger, we will give those stockholders the identical amount and ratio of cash, Legacy debentures and Legacy notes for their Enterprises common stock as is being offered to you.
                           -------------------------

     THE LEGACY DEBENTURES AND THE LEGACY NOTES WE ARE OFFERING INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 19 OF THIS PROSPECTUS FOR A DISCUSSION OF THE RISKS YOU SHOULD CONSIDER IN CONNECTION WITH OUR OFFER AND AN INVESTMENT IN THE DEBENTURES AND THE NOTES.
                           -------------------------

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in the exchange offer or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
                           -------------------------
              This prospectus is dated                     , 1999.

                       SOURCES OF ADDITIONAL INFORMATION

     This prospectus incorporates important business and financial information about Legacy and Enterprises that is not included or delivered with this document. This information is available without charge to the holders of Enterprises common stock upon written or oral request.

     You may contact the information agent with respect to the exchange offer as follows:

                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, NY 10005-4496
                                 (800) 659-6590

     You may contact Legacy as follows:

                            Excel Legacy Corporation
                         16955 Via Del Campo, Suite 100
                              San Diego, CA 92127
                                 (858) 675-9400

     You may contact Enterprises as follows:

                            Price Enterprises, Inc.
                             4649 Morena Boulevard
                          San Diego, California 92117
                                 (858) 581-4679

     To obtain timely delivery before the expiration of our offer, you should
request the information no later than                       , 1999, which is
five business days prior to the expiration of our offer.

     You may access documents filed by Legacy and Enterprises with the SEC at the SEC's website at www.sec.gov. Please refer to "Where You Can Find More Information" in this prospectus.

                               TABLE OF CONTENTS


                                                              PAGE
                                                              ----
QUESTIONS AND ANSWERS ABOUT OUR OFFER.......................    1
PROSPECTUS SUMMARY..........................................    3
  Summary of the Exchange Offer.............................    3
  Excel Legacy Corporation..................................    4
  Price Enterprises, Inc. ..................................    4
  Recent Developments.......................................    5
  The Exchange Offer........................................    6
  Cash......................................................    9
  Legacy 9.0% Convertible Redeemable Subordinated Secured
     Debentures
     due 2004...............................................    9
  Legacy 10.0% Senior Redeemable Secured Notes due 2004.....   10
  Benefits to Enterprises' Insiders in the Exchange Offer...   12
  Risk Factors..............................................   12
  Summary Selected Financial Data of Legacy.................   14
  Summary Selected Financial Data of Enterprises............   15
  Selected Pro Forma Consolidated Condensed Financial
     Information............................................   16
  Ratio of Earnings to Fixed Charges........................   17
  Comparative Per Share Data................................   17
  Comparative Per Share Market Information..................   18
RISK FACTORS................................................   19
FORWARD-LOOKING STATEMENTS..................................   31
THE EXCHANGE OFFER..........................................   32
  General...................................................   32
  Background of the Exchange Offer..........................   32
  Our Reasons for the Exchange Offer........................   38
  Enterprises' Reasons for the Exchange Offer...............   39
  Fairness Opinion..........................................   42
  Exchange Rate.............................................   47
  Expiration Date...........................................   47
  Exchange Agent............................................   48
  Exchange of Cash, Debentures and Notes for the Enterprises
     Common Stock...........................................   48
  Book-Entry Transfer Procedures............................   50
  Guaranteed Delivery Procedures............................   51
  Delivery of Cash, Debentures and Notes....................   51
  Conditions to the Exchange................................   52
  Termination of the Exchange Offer.........................   53
  Withdrawal Rights.........................................   54
  Federal Income Tax Consequences...........................   54
  Fees and Expenses.........................................   55
  Resales of the Legacy Debentures and the Legacy Notes by
     Enterprises' Affiliates................................   55
  Regulatory Matters........................................   56
  Effect on Options to Purchase the Enterprises Stock.......   56
  Effect on the Enterprises Preferred Stock.................   56
  Accounting Treatment......................................   56
  Possible Merger and Appraisal Rights......................   57

                                                              PAGE
                                                              ----
DESCRIPTION OF THE AGREEMENTS...............................   57
  The Stockholders Agreement................................   57
  The Company Agreement.....................................   59
  Termination of the Agreements and Liquidated Damages......   61
DESCRIPTION OF LEGACY CAPITAL STOCK.........................   61
  General...................................................   61
  Legacy Common Stock.......................................   61
  Legacy Preferred Stock....................................   62
  Registrar and Transfer Agent..............................   63
DESCRIPTION OF THE LEGACY DEBENTURES AND THE LEGACY NOTES...   63
  General...................................................   63
  Maturity and Interest.....................................   64
  Redemption................................................   64
  Selection and Notice of Redemption........................   64
  Security..................................................   65
  Ranking...................................................   66
  Conversion................................................   68
  Covenants.................................................   70
  Events of Default.........................................   71
  Satisfaction and Discharge................................   73
  Modification of the Indentures............................   75
  Governing Law.............................................   76
  The Trustee...............................................   76
  Definitions...............................................   76
INFORMATION ABOUT LEGACY....................................   78
  General...................................................   78
  Our Properties............................................   78
  Our Principal Tenants.....................................   81
  Our Employees.............................................   81
  Our Headquarters..........................................   81
  Our Directors and Officers................................   82
INFORMATION ABOUT ENTERPRISES...............................   84
  General...................................................   84
  Enterprises' Properties...................................   84
  Enterprises' Principal Tenants............................   86
  Enterprises' Employees....................................   86
  Enterprises' Headquarters.................................   86
  Enterprises' Directors and Officers.......................   86
DIRECTORS AND MANAGEMENT OF ENTERPRISES FOLLOWING THE
  EXCHANGE OFFER............................................   88
BENEFITS TO ENTERPRISES' INSIDERS IN THE EXCHANGE OFFER.....   89
  Severance Payments........................................   89
  Stock Options.............................................   91
  Indemnification and Directors and Officers' Liability
     Insurance..............................................   92
COMPARISON OF STOCKHOLDER RIGHTS............................   92
  Form of Organization and Purpose..........................   92
  Capitalization............................................   93
  Restrictions on Ownership and Transfer of Stock...........   93

                                                              PAGE
                                                              ----
  Amendment of Legacy's Charter and Enterprises' Charter....   94
  Stockholder Voting Rights Generally.......................   94
  Stockholder Action by Written Consent.....................   95
  Special Stockholder Meetings..............................   96
  Inspection Rights.........................................   97
  Number and Election of Directors..........................   97
  Removal of Directors......................................   98
  Vacancies on the Board of Directors.......................   98
  Standard of Conduct.......................................   99
  Advance Notice of Director Nominations and of New Business
     Proposals..............................................   99
  Limitation of Liability and Indemnification of Directors
     and Officers...........................................  100
  Declaration of Dividends..................................  101
  Appraisal Rights..........................................  102
  Merger, Consolidation, Share Exchange and Transfer of All
     or Substantially All Assets............................  103
  Change in Control Under Delaware/Maryland Law.............  104
SUMMARY SELECTED FINANCIAL DATA OF LEGACY...................  108
SUMMARY SELECTED FINANCIAL DATA OF ENTERPRISES..............  109
EXCEL LEGACY CORPORATION UNAUDITED PRO FORMA OPERATING AND
  FINANCIAL INFORMATION.....................................  110
PRICE ENTERPRISES, INC. UNAUDITED PRO FORMA OPERATING AND
  FINANCIAL INFORMATION.....................................  117
UNITED STATES FEDERAL INCOME TAX CONSEQUENCES...............  122
  Treatment of the Exchange Offer...........................  123
  Legacy Debentures.........................................  124
  Legacy Notes..............................................  125
  Legacy Common Stock.......................................  126
  Information Reporting and Backup Withholding..............  127
  Proposed Legislation......................................  128
LEGAL MATTERS...............................................  129
EXPERTS.....................................................  129
WHERE YOU CAN FIND MORE INFORMATION.........................  130

                     QUESTIONS AND ANSWERS ABOUT OUR OFFER

Q1:  PLEASE EXPLAIN THE EXCHANGE RATE.


A1: If the exchange occurs, you will receive $4.25 in cash, $2.75 in principal amount of Legacy debentures and $1.50 in principal amount of Legacy notes for each share of the Enterprises common stock you choose to exchange. However, instead of issuing Legacy debentures and notes with a principal amount of other than $1,000 or an integral multiple of $1,000, we will pay you cash for amounts that are below a multiple of $1,000.


      Example: If you currently own 1,000 shares of the Enterprises common stock, then after the exchange you will receive $5,500 in cash, $2,000 in principal amount of Legacy debentures and $1,000 in principal amount of Legacy notes. Although the exchange rate indicates that you should receive $4,250 in cash, $2,750 in principal amount of Legacy debentures and $1,500 in principal amount of Legacy notes, we will not be issuing Legacy debentures or Legacy notes in principal amounts other than $1,000 and multiple integrals thereof. Accordingly, in this example, $750 otherwise issuable in the form of a Legacy debenture and $500 otherwise issuable in the form of a Legacy note would be added to the amount to be paid to you in cash.

      The cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum.

Q2: WHAT DO I NEED TO DO NOW?

A2: You received a letter of transmittal along with this prospectus. If you wish to accept our offer, you must complete, sign and date the letter of transmittal according to the instructions in this prospectus and the letter of transmittal. You must then mail or deliver the letter of transmittal, the stock certificates that represent the Enterprises common stock you wish to exchange, and any other necessary documents to Norwest Bank Minnesota, National Association, which is the exchange agent for our offer. If your shares are held by your broker and are not certificated in your name, you will receive instructions from your broker on how to participate in our offer. Please contact your broker if you have not yet received instructions regarding the exchange offer.

Q3:  WHEN DO I NEED TO SEND MY LETTER OF TRANSMITTAL AND STOCK CERTIFICATES?


A3:  Our offer expires at 12:00 Midnight, New York City time, on
                           , 1999, unless we extend this time, in which case we will issue a press release. The exchange agent must receive your letter of transmittal, stock certificates and other necessary documents before this expiration date.

Q4:  CAN I CHANGE MY MIND AFTER I TENDER MY SHARES OF THE ENTERPRISES COMMON
     STOCK?

A4: Yes. You may withdraw tenders of your shares of the Enterprises common stock any time before the exchange offer expires. If you change your mind again, you can retender your shares of the Enterprises common stock by following the tender procedures again prior to the expiration of the exchange offer. If the exchange is terminated without our acceptance of any shares of the Enterprises common stock tendered, we will promptly return all shares that you have tendered.

Q5: CAN I TENDER ONLY A PORTION OF MY SHARES OF THE ENTERPRISES COMMON STOCK IN THE EXCHANGE OFFER?

A5: Yes, you may exchange some or all of your shares of the Enterprises common stock.

Q6: DO I DO ANYTHING IF I WANT TO RETAIN MY SHARES OF THE ENTERPRISES COMMON STOCK?

A6: No. If you want to retain your shares of the Enterprises common stock, you do not need to take any action.

Q7:  WHEN WILL I RECEIVE THE CASH, DEBENTURES AND NOTES?

A7: If the exchange occurs, we will send you a check for the cash portion of our offer and the Legacy debentures and notes to which you will be entitled promptly after the expiration date.

Q8:  WHAT ARE THE TAX CONSEQUENCES OF THE EXCHANGE TO ME?

A8: The exchange of the Enterprises common stock for cash, Legacy debentures and Legacy notes in the exchange offer will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. YOU SHOULD CAREFULLY READ THE SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER, AND OF ACQUIRING, OWNING AND DISPOSING OF THE LEGACY DEBENTURES AND THE LEGACY NOTES, UNDER "UNITED STATES FEDERAL INCOME TAX CONSEQUENCES" AND ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES IN YOUR PARTICULAR CIRCUMSTANCE.

Q9:  WHOM SHOULD I CALL WITH QUESTIONS?

A9: If you have any questions about our offer or the exchange, you may call the information agent, D.F. King & Co., Inc., at (800) 659-6590 to ask any questions or to request additional documents. You may also call Graham R. Bullick, Ph.D., our Senior Vice President of Capital Markets and head of our Investor Relations Department at (858) 675-9400.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information contained elsewhere in this prospectus. You should carefully consider the factors set forth herein under the caption "Risk Factors" and are urged to read this prospectus and the other exchange offer documents in their entirety.

                         SUMMARY OF THE EXCHANGE OFFER


     We entered into two agreements that govern our actions with respect to our offer to exchange a total of $8.50 consisting of $4.25 in cash, $2.75 in principal amount of our 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 and $1.50 in principal amount of our 10.0% Senior Redeemable Secured Notes due 2004 for each share of the Enterprises common stock.


STOCKHOLDERS AGREEMENT


     We entered into an agreement, dated May 12, 1999, with Sol Price, as trustee of several trusts, all of the directors of Enterprises and some of their family members, the President and Chief Executive Officer of Enterprises, and numerous other individuals and entities known to Mr. Price. This first agreement, as amended, is referred to in this prospectus as the "stockholders agreement." Some of these stockholders, including Mr. Price, executed the stockholders agreement on May 12, 1999, but others, including the Enterprises directors and their family members, did not execute it until after the company agreement described below was signed. Under the stockholders agreement, we agreed to offer to all Enterprises' stockholders $8.50 per share for all outstanding shares of the Enterprises common stock. To facilitate the exchange offer, Mr. Price, as trustee, and other Enterprises' stockholders have deposited into escrow an aggregate of 8,014,970 shares of the Enterprises common stock, representing approximately 51% of the Enterprises voting power, and we have deposited into escrow $9.5 million in cash. The shares held in escrow will be tendered in the exchange offer, and the funds held in escrow will be released to satisfy a portion of our monetary obligations under the exchange offer.


COMPANY AGREEMENT

     Under the stockholders agreement, Enterprises' board of directors had the right to determine whether the transaction would proceed and, if so, whether the transaction would proceed as an exchange offer or a merger. The Enterprises board met on June 2, 1999 and approved the transaction and determined that it would proceed as an exchange offer. In deciding that the transaction should proceed as an exchange offer, Enterprises' board focused mainly on the ability of each holder of the Enterprises common stock to make his or her own decision in an exchange offer as to whether to exchange the holder's shares for the consideration offered by Legacy or to remain a stockholder of Enterprises. Enterprises' board also believed that an exchange offer would be completed more quickly than a merger.

     Also on June 2, 1999, we entered into an agreement with Enterprises which, as amended, is referred to in this prospectus as the "company agreement." Under the company agreement, we have agreed that the holders of the Enterprises preferred stock will be entitled, after the closing of the exchange offer, to elect a majority of Enterprises' board of directors and to have one designee on Legacy's board of directors, until:

     - less than 2,000,000 shares of the Enterprises preferred stock remain outstanding,

     - we make an offer to purchase any and all outstanding shares of the Enterprises preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn, or

     - the directors of Enterprises (1) issue any equity securities without unanimous approval of Enterprises' board or (2) fail to pay dividends on the Enterprises common stock in an amount necessary to maintain Enterprises' status as a REIT, or in an amount equal to the excess, if any, of Enterprises' funds from operations, less preferred stock dividends, over $7.5 million.

     The third point above is intended to protect the interests of the holders of the Enterprises preferred stock by creating an annual reserve of $7.5 million at the Enterprises level which will not be distributed to Legacy or any other holder of the Enterprises common stock. We have agreed with Enterprises that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the repurchase of the Enterprises preferred stock or the reduction of Enterprises' debt.

                            EXCEL LEGACY CORPORATION

     Legacy, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., a Maryland corporation and a REIT. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

     Our principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127 and our telephone number is (858) 675-9400.

                            PRICE ENTERPRISES, INC.

     Enterprises is a REIT incorporated in the state of Maryland. Its principal business is to own, acquire, develop, operate, manage and lease real property. Enterprises was originally incorporated in July 1994 as a Delaware corporation and began operations as a wholly owned subsidiary of Costco Companies, Inc., formerly Price/Costco, Inc. In 1994, Costco spun-off Enterprises and transferred to Enterprises as part of a voluntary exchange offer substantially all of the real estate assets which historically formed Costco's non-club real estate business segment, merchandising business entities and other assets. In June 1997, Enterprises' board of directors determined that it would be in the best interest of Enterprises and its stockholders to separate Enterprises' core real estate business from its merchandising businesses. In August 1997, Enterprises' merchandising businesses, real estate properties held for sale, and various other assets were spun-off to PriceSmart, Inc. Through a stock distribution, PriceSmart became a separate public company. Since that time, Enterprises has engaged in a combination of acquiring, developing, owning, managing and/or selling real estate assets, primarily shopping centers. The PriceSmart distribution resulted in Enterprises becoming eligible to elect federal tax treatment as a REIT, which allows Enterprises to substantially eliminate its obligation to pay taxes on income.

     Enterprises' principal executive offices are located at 4649 Morena Boulevard, San Diego, California 92117 and its telephone number is (858) 581-4679.

                              RECENT DEVELOPMENTS

     Legacy recently entered into two transactions to obtain additional funds for the cash consideration required in the exchange offer.

     On August 23, 1999, Legacy sold to Wal Mart Real Estate Business Trust eight properties that were previously under lease to Wal Mart Stores, Inc. for aggregate consideration of approximately $35.0 million comprised of approximately $11.0 million in cash and the assumption of approximately $24.0 million in liabilities. The properties consist of retail centers located in Brighton, Colorado; Orlando Hills, Illinois; Decatur, Indiana; Wabash, Indiana; Big Rapids, Michigan; Wyomissing, Pennsylvania; Temple, Texas; and Berlin, Wisconsin.

     On September 1, 1999, Sol Price, as trustee, agreed that The Sol and Helen Price Trust would make a five-year secured loan to Legacy in the principal amount of up to $30.0 million. The exact amount of the loan will depend on the amount of funds required by Legacy to satisfy its monetary obligations under the exchange offer, which will vary based on the number of shares tendered in the exchange offer. The loan will bear interest at the London interbank offered rate (LIBOR) plus 1.5% and will be secured by the Enterprises common stock owned at any time by Legacy. Legacy will grant to the trust, as security for Legacy's obligations under the loan, a second priority security interest in the Enterprises common stock securing the Legacy debentures and the Legacy notes and a first priority security interest in any other shares of the Enterprises common stock which Legacy owns at any time. The loan will be non-recourse so that the trust may only look to the Enterprises common stock for repayment of the loan. Legacy may prepay the loan at any time prior to its maturity without any prepayment penalty. The loan transaction is subject to, and scheduled to close concurrently with, the closing of the exchange offer.

                               THE EXCHANGE OFFER


TERMS OF OUR OFFER...........   We are offering to exchange $8.50 consisting of
                                $4.25 in cash, $2.75 in principal amount of our 9.0% Convertible Redeemable Subordinated Secured
                                Debentures due 2004 and $1.50 in principal amount of our 10.0% Senior Redeemable Secured
                                Notes due 2004 for each share of the Enterprises common stock held by you. However, instead of issuing Legacy debentures and notes with a principal amount of other than $1,000 or an integral multiple of $1,000, we will pay you cash for amounts that are below a multiple of $1,000.


                                Under the stockholders agreement, the cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum.

                                All shares of the Enterprises common stock properly tendered and not withdrawn will be exchanged at the exchange rate, on the terms and subject to the conditions of the exchange offer. We will promptly return any shares of the Enterprises common stock if the conditions of the exchange offer are not met.


EXPIRATION DATE..............   You have until 12:00 Midnight, New York City
                                time, on            , 1999 to accept our offer,
                                unless extended. At that time, our offer will expire. If we extend the expiration date, we will publicly announce the extension as soon as practicable after we make the extension and in any event no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date.


WITHDRAWAL RIGHTS............   You may withdraw tenders of your shares of the
                                Enterprises common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of the Enterprises common stock by following the exchange offer procedures again prior to the expiration of the exchange offer.

CONDITIONS TO THE EXCHANGE
  OFFER......................   Our offer is conditioned upon 8,000,000 shares
                                of the Enterprises common stock being tendered for exchange and not withdrawn. Under the stockholders agreement, Sol Price, as trustee of several trusts, and other stockholders of Enterprises have agreed to exchange their shares of the Enterprises common stock, which together aggregate 8,014,970 shares. These shares have been placed in escrow pending the closing of the exchange offer.
                                Although we expect the minimum number of shares of the Enterprises common stock to be tendered in the exchange offer from the escrow described above, it is very important to us that you tender your shares.


PROCEDURES FOR TENDERING YOUR
  SHARES OF THE ENTERPRISES
  COMMON STOCK...............   If you hold certificates for shares of the
                                Enterprises common stock, you must complete and sign the letter of transmittal designating the number of shares of the Enterprises common stock you wish to tender and return the letter with your stock certificates and any other documents required by the letter of transmittal, so that it is received by the exchange agent at one of the addresses listed in "The Exchange
                                Offer -- The Exchange Agent" before the
                                expiration of the exchange offer on
                                                , 1999.


                                If you hold shares of the Enterprises common stock through a broker, you should receive instructions from your broker on how to participate. In this situation, you do not need to complete the letter of transmittal. Please contact your broker directly if you have not yet received instructions. Some financial institutions may also effect tenders by book-entry transfer through The Depository Trust Company (DTC).

                                If you hold certificates for shares of the Enterprises common stock or if you hold the Enterprises shares through a broker, you may also comply with the procedures for guaranteed delivery.

GUARANTEED DELIVERY
  PROCEDURES.................   Holders of the Enterprises common stock who wish
                                to tender their shares and whose shares are not immediately available or who cannot deliver their certificates for the Enterprises common stock, the letter of transmittal or any other documentation required by the letter of transmittal to the exchange agent prior to the expiration date must tender their shares of the Enterprises common stock according to the guaranteed delivery procedures described in "The
                                Exchange Offer -- Guaranteed Delivery
                                Procedures."

ACCEPTANCE OF THE ENTERPRISES
  COMMON STOCK AND DELIVERY
  OF CASH, LEGACY DEBENTURES
  AND LEGACY NOTES...........   Subject to the satisfaction or waiver of the
                                conditions to the exchange offer, we will accept for exchange any and all shares of the Enterprises common stock that are properly tendered in the exchange offer and not withdrawn prior to the expiration date. The cash, Legacy debentures and Legacy notes to be delivered in exchange for your shares of the Enterprises common stock will be delivered promptly following the expiration of our offer.

UNITED STATED FEDERAL INCOME
  TAX CONSEQUENCES...........   The exchange of the Enterprises common stock for
                                cash, Legacy debentures and Legacy notes in the exchange offer will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. YOU SHOULD CAREFULLY
                                READ THE SUMMARY OF THE FEDERAL INCOME TAX
                                CONSEQUENCES OF THE EXCHANGE OFFER, AND OF
                                ACQUIRING, OWNING AND DISPOSING OF THE LEGACY
                                DEBENTURES AND THE LEGACY NOTES, UNDER "UNITED
                                STATES FEDERAL INCOME TAX CONSEQUENCES" AND ARE
                                URGED TO CONSULT WITH YOUR OWN TAX ADVISORS AS
                                TO THE FEDERAL, STATE, LOCAL AND FOREIGN TAX
                                CONSEQUENCES IN YOUR PARTICULAR CIRCUMSTANCE.

NO APPRAISAL RIGHTS..........   No appraisal rights are available to
                                stockholders of Enterprises in connection with the exchange offer.

                                Following the exchange offer, we may merge
                                Enterprises with a wholly-owned subsidiary of Legacy. If the Enterprises common stock is listed on the Nasdaq National Market on the record date for determining stockholders entitled to vote on the merger, no appraisal rights will be available to Enterprises' stockholders in connection with the merger. In contrast, if the Enterprises common stock is not listed on the Nasdaq National Market on such record date, Enterprises' stockholders will be entitled to appraisal rights in connection with the merger. The continued listing of the Enterprises common stock will depend on the number of shares outstanding after the exchange offer. There will be approximately 5.3 million shares outstanding after the tender of the Enterprises common stock held in escrow under the stockholders agreement. If a sufficient number of additional shares is tendered to reduce the outstanding shares below 750,000, which is the minimum number required by the Nasdaq National Market for continued listing, the Enterprises common stock may be delisted from the Nasdaq National Market and Enterprises' stockholders may be entitled to appraisal rights in connection with the merger.

EXCHANGE AGENT...............   Norwest Bank Minnesota, National Association is
                                serving as the exchange agent in connection with our exchange offer.

INFORMATION AGENT............   D.F. King & Co., Inc. is serving as the
                                information agent in connection with our exchange offer.

                                      CASH


CASH OFFERED.................   In addition to $2.75 in principal amount of
                                Legacy debentures and $1.50 in principal amount of Legacy notes, we will pay $4.25 in cash for each share of the Enterprises common stock tendered in the exchange offer. We will pay the aggregate amount of approximately $56.6 million in cash assuming all outstanding shares of the Enterprises common stock are exchanged.


INTEREST.....................   Under the stockholders agreement, interest will
                                begin to accrue on the cash from August 15, 1999 at the rate of 8.0% per annum. The interest will be paid with the cash portion of the offer promptly after the expiration date.

                LEGACY 9.0% CONVERTIBLE REDEEMABLE SUBORDINATED
                          SECURED DEBENTURES DUE 2004


SECURITIES OFFERED...........   In addition to $4.25 in cash and $1.50 in
                                principal amount of Legacy notes, we will pay
                                $2.75 in principal amount of our 9.0%
                                Convertible Redeemable Subordinated Secured
                                Debentures due 2004 for each share of the Enterprises common stock tendered in the exchange offer. We will not, however, issue debentures in a principal amount of other than $1,000 or an integral multiple of $1,000.
                                Instead, we will pay you cash for amounts that are below a multiple of $1,000.


                                We will issue approximately $36.6 million in aggregate principal amount of Legacy debentures assuming all outstanding shares of the Enterprises common stock are exchanged.

MATURITY.....................                   , 2004.

INTEREST.....................   Under the stockholders agreement, interest will
                                begin to accrue on the Legacy debentures from August 15, 1999 at the rate of 9.0% per annum.
                                Cash interest will be payable on the Legacy debentures semi-annually in arrears on
                                                      and
                                                      , commencing
                                                      , 2000.

CONVERSION...................   The Legacy debentures may be converted at the
                                option of the holder into shares of Legacy common stock at the initial conversion price of $5.50 per share at any time before the close of business on the maturity date of the Legacy debentures.

SECURITY.....................   The Legacy debentures will be secured by a first
                                priority security interest in 117.647 shares of the Enterprises common stock for each $1,000 in principal amount of the Legacy debentures. The number of shares represents the amount necessary to fully secure the debentures assuming a value of $8.50 per share.

RANKING......................   The Legacy debentures will be subordinated
obligations and will rank junior in right of payment to all of our existing and future indebtedness that is not expressly subordinated to the debentures, except with respect to the Enterprises common stock securing the debentures. As of August 31, 1999, we had outstanding approximately $98.4 million of senior indebtedness.

OPTIONAL REDEMPTION..........   The Legacy debentures may be redeemed at our
                                option, in whole or in part, at any time on or
                                after                       , 2001, at the
                                redemption price of 100% of the principal amount of the Legacy debentures, plus accrued and unpaid interest through the redemption date.

             LEGACY 10.0% SENIOR REDEEMABLE SECURED NOTES DUE 2004


SECURITIES OFFERED...........   In addition to $4.25 in cash and $2.75 in
                                principal amount of Legacy debentures, we will pay $1.50 in principal amount of our 10.0%
                                Senior Redeemable Secured Notes due 2004 for each share of the Enterprises common stock tendered in the exchange offer. We will not, however, issue notes in a principal amount of other than $1,000 or an integral multiple of $1,000. Instead, we will pay you cash for amounts that are below a multiple of $1,000.

                                We will issue approximately $20.0 million in aggregate principal amount of Legacy notes assuming all outstanding shares of the Enterprises common stock are exchanged.

MATURITY.....................                         , 2004.

INTEREST.....................   Under the stockholders agreement, interest will
                                begin to accrue on the Legacy notes from August
                                15, 1999 at the rate of 10.0% per annum. Cash interest will be payable on the Legacy notes semi-annually in arrears on
                                                      and
                                                      , commencing
                                                      , 2000.

SECURITY.....................   The Legacy notes will be secured by a first
                                priority security interest in 117.647 shares of the Enterprises common stock for each $1,000 in principal amount of the Legacy notes. The number of shares represents the amount necessary to fully secure the notes assuming a value of $8.50 per share.

RANKING......................   The Legacy notes will be senior obligations of
                                Legacy, will rank equal in right of payment with all existing and future senior indebtedness of Legacy and will rank senior in right of payment to the Legacy debentures, except with respect to the Enterprises common stock securing the debentures, and any future subordinated indebtedness of Legacy. The Legacy notes, however, will be effectively subordinated in right of payment to our other secured indebtedness to the extent of the collateral securing that indebtedness, and effectively subordinated in right of payment to all of the indebtedness and other liabilities of our subsidiaries.

                                As of August 31, 1999, we had approximately
                                $98.4 million in outstanding secured debt that effectively ranks senior to the Legacy notes to the extent of the collateral securing that debt, and no outstanding debt that ranks equal or junior to the Legacy notes. The Legacy debentures, however, will rank junior in right of payment to the Legacy notes, except with respect to the Enterprises common stock securing the debentures.

OPTIONAL REDEMPTION..........   The Legacy notes may be redeemed at our option,
                                in whole or in part, at any time at the
                                redemption price of 100% of the principal amount of the Legacy notes, plus accrued and unpaid interest through the redemption date.

            BENEFITS TO ENTERPRISES' INSIDERS IN THE EXCHANGE OFFER

     In considering whether to exchange your shares of the Enterprises common stock, you should be aware of the interests that directors, executive officers and other personnel of Enterprises have in the exchange offer. These include:

     - severance payments,

     - acceleration of vesting of the Enterprises stock options and cash payments with respect to those options, and

     - continuing indemnification and directors and officers' liability insurance.

     The following table summarizes the aggregate amount of severance payments and cash payments with respect to options to be made in connection with the exchange offer:

                                                                   CASH PAYMENTS WITH
                                                     CASH            RESPECT TO THE
INSIDERS AND OTHER PERSONNEL OF ENTERPRISES   SEVERANCE PAYMENTS   ENTERPRISES OPTIONS
-------------------------------------------   ------------------   -------------------
Jack McGrory,
  President and Chief Executive Officer.....      $  360,000           $  992,582
Gary W. Nielson,
  Former Executive Vice President and Chief
  Financial Officer.........................         210,000              199,500
Joseph R. Satz,
  Executive Vice President and General
  Counsel...................................         215,000              277,429
All non-employee directors..................              --              329,278
All other personnel.........................       1,320,100            1,342,554
                                                  ----------           ----------
          Total.............................      $2,105,100           $3,141,343
                                                  ==========           ==========

     These interests are different from and in addition to your and their interests as stockholders.

                                  RISK FACTORS

     You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific risk factors set forth under the caption "Risk Factors" for a discussion of some of the risks involved with our offer and the receipt of the Legacy debentures and the Legacy notes. These risk factors include the following:

     - Our limited operating history makes it difficult to evaluate our business,

     - We may face significant competition from developers, owners and operators of real estate properties which may inhibit the success of our business,

     - Our financial performance depends on regional economic conditions since many of our properties and investments are located in Arizona, California and Colorado,

     - Our use of debt to finance acquisitions and developments could adversely affect our business,

     - We may not realize the expected benefits from the exchange offer, making our future financial performance uncertain,

     - The protections in the company agreement for Enterprises' preferred stockholders limit Enterprises' common stockholders' ability to control Enterprises and receive dividends,

     - There is no established market for the Legacy debentures or the Legacy notes,

     - The Enterprises common stock securing the Legacy debentures and the Legacy notes may be insufficient to satisfy our obligations, and

     - The Legacy debentures and the Legacy notes are effectively subordinated to our other secured indebtedness and the indebtedness of our subsidiaries.

                   SUMMARY SELECTED FINANCIAL DATA OF LEGACY

     The selected financial data presented below as of July 31, 1998 and for the period from November 17, 1997 (inception) to July 31, 1998 have been derived from the audited financial statements of Legacy. The selected financial data presented below as of December 31, 1998 and June 30, 1999 and for the five months ended December 31, 1998 and the six months ended June 30, 1999 have been derived from the unaudited financial statements of Legacy. The selected financial data presented below as of July 31, 1997, 1996 and 1995 and for the eight months ended March 31, 1998 and each of the three years in the period ended July 31, 1997 have been derived from the audited financial statements of the Excel Legacy Corporation Asset Group. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended July 31, 1998, as amended, our Transition Report on Form 10-Q for the five months ended December 31, 1998, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, each of which is incorporated herein by reference.

                                                             PERIOD FROM
                                SIX MONTHS   FIVE MONTHS      INCEPTION     EIGHT MONTHS
                                  ENDED         ENDED       (NOVEMBER 17,      ENDED           YEAR ENDED JULY 31,
                                 JUNE 30,    DECEMBER 31,     1997) TO       MARCH 31,     ---------------------------
                                   1999          1998       JULY 31, 1998       1998        1997      1996      1995
                                ----------   ------------   -------------   ------------   -------   -------   -------
                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF
  OPERATIONS DATA:
Total revenue.................   $ 15,433      $ 15,010        $ 8,145        $ 3,757      $ 6,395   $ 5,032   $ 5,897
Total operating expenses......    (14,334)      (13,754)        (5,267)        (3,149)      (4,565)   (4,513)   (4,803)
Net income before income
  taxes.......................      1,099         1,256          2,878          2,385)       1,830       519     1,794
Provision of income taxes.....       (413)         (535)        (1,143)           946         (729)     (207)     (515)
Net income....................        686           721          1,735          1,419        1,101       312       779
Earnings before depreciation,
  amortization and deferred
  taxes ("EBDADT")............      2,812         2,712          3,001            N/A          N/A       N/A       N/A
Earnings before income taxes,
  depreciation and
  amortization ("EBITDA").....      3,178         5,819          5,453            N/A          N/A       N/A       N/A
Net income per share:
  Basic.......................   $   0.02      $   0.02        $  0.11            N/A          N/A       N/A       N/A
  Diluted.....................       0.01          0.01           0.07            N/A          N/A       N/A       N/A
Weighted average number of
  shares:
  Basic.......................     33,458        33,458         15,842            N/A          N/A       N/A       N/A
  Diluted.....................     54,755        54,768         25,984            N/A          N/A       N/A       N/A

                                 AS OF        AS OF           AS OF          AS OF             AS OF JULY 31,
                               JUNE 30,    DECEMBER 31,     JULY 31,       MARCH 31,     ---------------------------
                                 1999          1998           1998            1998        1997      1996      1995
                               ---------   ------------   -------------   ------------   -------   -------   -------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA:
Net real estate..............  $193,525      $190,878     $     175,756        (1)       $60,350   $61,048   $56,184
Total assets.................   290,690       261,296           246,916        (1)        83,687    62,169    59,388
Mortgages and notes
  payable....................   118,996        90,986            72,714        (1)        35,115    36,754    38,224
Stockholders' equity.........   167,326       166,640           165,919        (1)            --        --        --
Investment by Excel Realty
  Trust, Inc.................        --            --                --        (1)        48,344    25,162    20,903

-------------------------
(1) Not applicable as assets were spun-off to Legacy at March 31, 1998.

                 SUMMARY SELECTED FINANCIAL DATA OF ENTERPRISES

     The selected financial data presented below as of August 31, 1994, 1995, 1996, and 1997 and as of December 31, 1997 and 1998, and for the twelve months ended August 31, 1994, 1995, 1996, and 1997, the four months ended December 31, 1997 and the twelve months ended December 31, 1998 have been derived from the audited financial statements of Enterprises. The selected financial data presented below as of June 30, 1999 and for the six months ended June 30, 1999 have been derived from the unaudited financial statements of Enterprises. In the opinion of Enterprises' management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with Enterprises' Annual Report on Form 10-K for the year ended December 31, 1998, as amended, and Enterprises' Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, each of which is incorporated herein by reference.

                                                                FOUR MONTHS
                             SIX MONTHS                            ENDED                YEAR ENDED AUGUST 31
                                ENDED          YEAR ENDED       DECEMBER 31,   ---------------------------------------
                            JUNE 30, 1999   DECEMBER 31, 1998       1997        1997      1996       1995       1994
                            -------------   -----------------   ------------   -------   -------   --------   --------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF
  OPERATIONS DATA:
  Rental revenues.........    $ 34,281           $62,485          $18,170      $56,838   $56,221   $ 51,897   $ 30,316
  Operating income
    (loss)................      17,791            31,393            9,045       22,422     5,829     16,635    (74,711)
  Income (loss) from
    continuing
    operations............      19,825            29,429           17,508       19,085     8,340     13,297    (40,596)
  Discontinued
    operations............          --                --               --       (4,860)   (8,250)   (12,751)      (883)
  Net income..............      19,825            29,429           17,508       14,225        90        546    (41,479)
  Dividends paid to
    preferred
    stockholders..........     (16,631)           (8,316)              --           --        --         --         --
  Net income applicable to
    common stockholders...       3,194            21,113           17,508       14,225        90        546    (41,479)
Net income (loss) per
  common share from
  continuing operations --
  basic...................         .24               .97              .74          .82       .36        .53      (1.50)
  Cash dividends per
    share.................         .70              1.40              .35         1.20        --        .08         --

                                                     AS OF
                                    AS OF         DECEMBER 31                    AS OF AUGUST 31
                                   JUNE 30,   -------------------   -----------------------------------------
                                     1999       1998       1997       1997       1996       1995       1994
                                   --------   --------   --------   --------   --------   --------   --------
                                                      (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA:
  Real estate assets, net........  $399,429   $418,507   $353,056   $337,139   $337,098   $330,443   $405,966
        Total assets.............   434,832    457,352    408,478    403,757    540,325    555,994    591,511
  Long-term debt.................     8,877      8,923         --         --         --     15,425         --
  Stockholders' equity...........   348,081    344,811    406,624    396,476    532,899    532,085    578,788(1)
  Book value per common share....      (.40)      (.65)     17.13      16.78      22.88      22.90      21.44

-------------------------
(1) Amount represents investment by Costco prior to the spin-off of Enterprises.

        SELECTED PRO FORMA CONSOLIDATED CONDENSED FINANCIAL INFORMATION

     In the table below, we provide you with unaudited selected pro forma consolidated condensed financial information for Legacy as if the exchange offer had closed on January 1, 1998 for income statement purposes and on June 30, 1999 for balance sheet purposes. Because holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors following the closing of the exchange offer, Enterprises has been reflected as an equity method investment in the pro forma financial statements.

     The pro forma data included herein may not be indicative of the actual results or financial position had the exchange offer closed on the dates indicated. You should read this information in connection with, and such information is qualified in its entirety by, the financial statements and accompanying notes of Legacy and Enterprises incorporated by reference in this prospectus and the "Unaudited Pro Forma Operating and Financial Information" and accompanying notes included in this prospectus.

     Upon the closing of the exchange offer, the actual financial position and results of operations of Legacy will differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the time the exchange offer is closed, as well as the factors discussed in "Risk Factors."

                                                    SIX MONTHS          TWELVE MONTHS
                                                       ENDED                ENDED
                                                   JUNE 30, 1999      DECEMBER 31, 1998
                                                  ---------------    -------------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED
  INCOME STATEMENT DATA:
  Revenues......................................      $10,970              $13,834
  Loss before income taxes......................       (2,203)              (4,273)
  Net loss applicable to common shares..........         (523)              (4,273)
  EBDADT(1).....................................        5,063                4,629
  Weighted average basic number of common shares
     outstanding................................       33,458               25,205
  Weighted average diluted number of common
     shares outstanding.........................       54,755               41,312
  Basic net loss per common share...............      $ (0.02)             $ (0.17)
  Diluted net loss per common share.............        (0.01)               (0.10)

                                                              JUNE 30,
                                                                1999
                                                              --------
UNAUDITED PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
  DATA:
  Total assets..............................................  $353,390
  Mortgages and notes payable (including the Legacy
     debentures, the Legacy notes and the note to Sol
     Price).................................................   182,036
  Stockholders' equity......................................   167,326

-------------------------
(1) EBDADT includes the earnings of Enterprises even though Legacy is required by the company agreement to create an annual reserve of $7.5 million at the Enterprises level which will not be distributed to Legacy or any other holder of the Enterprises common stock. We have agreed with Enterprises that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the repurchase of the Enterprises preferred stock or the reduction of Enterprises' debt.

                       RATIO OF EARNINGS TO FIXED CHARGES

     Legacy's ratios of earnings to fixed charges are as follows for the periods indicated:

                                      FROM INCEPTION TO    FIVE MONTHS     SIX MONTHS
                                         FISCAL YEAR          ENDED          ENDED
                                            ENDED          DECEMBER 31,     JUNE 30,
                                        JULY 31, 1998          1998           1999
                                      -----------------    ------------    ----------
Ratio of earnings to fixed
  charges...........................        2.61x             1.47x          1.45x

     There were no preferred stock dividends through June 30, 1999. We have computed the ratio of earnings to fixed charges by dividing income before income taxes and minority interests plus fixed charges, excluding capitalized interest, by fixed charges.

                           COMPARATIVE PER SHARE DATA

     The table below sets forth, for the periods indicated:

     - the historical basic and diluted net income and book value per share of the Legacy common stock in comparison with the pro forma basic and diluted net income and book value per share after giving effect to the closing of the exchange offer,

     - the historical basic and diluted net income and book value per share of the Enterprises common stock, and

     - the actual cash dividends per share compared in the case of Legacy with pro forma cash dividends after giving effect to the closing of the exchange offer.

     The information presented in this table should be read in conjunction with the pro forma consolidated condensed financial information and the separate financial statements of Legacy and Enterprises incorporated by reference in this prospectus.

                                                 AS OF AND FOR THE    AS OF AND FOR THE
                                                    SIX MONTHS           YEAR ENDED
                                                       ENDED            DECEMBER 31,
                                                   JUNE 30, 1999            1998
                                                 -----------------    -----------------
Legacy historical
  Net income per common share -- basic.........       $ 0.02               $ 0.10
  Net income per common share -- diluted.......         0.01                 0.06
  Cash dividends paid per common share.........           --                   --
  Book value per common share..................         5.03                 4.98
Enterprises historical
  Net income per common share -- basic.........          .30                 0.97
  Net income per common share -- diluted.......          .29                 0.96
  Cash dividends paid per common share.........           --                 1.05
  Book value per common share..................        (0.40)               (0.65)
Unaudited Legacy pro forma
  Net loss per common share -- basic...........        (0.02)               (0.17)
  Net loss per common share -- diluted.........        (0.01)               (0.10)
  Cash dividends paid per common share.........           --                   --
  Book value per common share..................         5.03

                    COMPARATIVE PER SHARE MARKET INFORMATION

     The table below sets forth, for the calendar quarters indicated, the reported high and low sales prices of the Legacy common stock, the Enterprises common stock and the Enterprises preferred stock. Legacy's common stock was quoted on the OTC Bulletin Board under the symbol "XLCY" from March 30, 1998 to November 16, 1998 and has been listed on the American Stock Exchange under the symbol "XLG" from November 17, 1998 to the present. Legacy's Series B preferred stock is not listed on any securities exchange. The Enterprises common stock and the Enterprises preferred stock are listed on the Nasdaq National Market under the symbols "PREN" and "PRENP," respectively.


                                 LEGACY           ENTERPRISES           ENTERPRISES
                              COMMON STOCK       COMMON STOCK       PREFERRED STOCK(1)
                             ---------------   -----------------    -------------------
                              HIGH     LOW      HIGH       LOW        HIGH       LOW
                             ------   ------   -------   -------    --------   --------
1997
First Quarter..............  $   --   $   --   $19.000   $16.750    $    --    $    --
Second Quarter.............      --       --    19.625    17.375         --         --
Third Quarter..............      --             23.000    17.625         --         --
Fourth Quarter.............      --       --    19.375    17.125         --         --
1998
First Quarter..............   6.000    4.875    20.250    18.000         --         --
Second Quarter.............   6.750    4.297    19.500    17.375         --         --
Third Quarter..............   5.000    2.500    19.250     2.250(1)  15.000     12.875
Fourth Quarter.............   4.000    1.875     6.219     4.250     14.250     13.000
1999
First Quarter..............   4.000    3.063     6.000     4.344     15.125     13.500
Second Quarter.............   5.688    2.875     8.000     4.875     15.500     14.313
Third Quarter (through
  September 28)............   4.750    3.500     8.000     7.250     16.250     14.625


-------------------------
(1) On August 17, 1998, Enterprises distributed one share of its preferred stock for each outstanding share of its common stock owned of record on June 30, 1998.

     Set forth below are the reported high, low and closing sales prices of the Legacy common stock, the Enterprises common stock and the Enterprises preferred stock on May 11, 1999, the last trading day prior to the announcement of the stockholders agreement.

          LEGACY                       ENTERPRISES                      ENTERPRISES
       COMMON STOCK                    COMMON STOCK                   PREFERRED STOCK
---------------------------   ------------------------------   ------------------------------
 HIGH     LOW       CLOSE       HIGH       LOW       CLOSE       HIGH       LOW       CLOSE
------  --------   --------   --------   --------   --------   --------   --------   --------
$4.938     $4.750    $4.875     $7.250     $6.625     $6.750    $15.000    $14.875    $14.875

     Set forth below are the reported high, low and closing sales prices of the Legacy common stock, the Enterprises common stock and the Enterprises preferred stock on June 1, 1999, the last trading day prior to the announcement of the company agreement.

          LEGACY                       ENTERPRISES                      ENTERPRISES
       COMMON STOCK                    COMMON STOCK                   PREFERRED STOCK
---------------------------   ------------------------------   ------------------------------
 HIGH     LOW       CLOSE       HIGH       LOW       CLOSE       HIGH       LOW       CLOSE
------  --------   --------   --------   --------   --------   --------   --------   --------
$5.125     $4.875    $4.875     $7.750     $7.688     $7.750    $15.188    $15.000    $15.188

                                  RISK FACTORS

     You should carefully consider all of the information contained in this prospectus or incorporated in this prospectus by reference and, in particular, the following risk factors in considering whether or not to tender your shares of the Enterprises common stock in the exchange offer. Certain statements in this prospectus that are not historical fact constitute "forward-looking statements." Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, but are not limited to, the following factors.

OUR LIMITED OPERATING HISTORY MAKES IT DIFFICULT TO EVALUATE OUR BUSINESS

     Legacy was incorporated in November 1997 and became an independent business in March 1998 after Excel Realty Trust completed a spin-off of our business. Accordingly, we have a limited operating history on which to base an evaluation of our business and prospects. You must consider our prospects in light of the risks and uncertainties encountered by companies in the early stages of development, particularly companies in the real estate industry.

OUR TENANTS MAY FACE FINANCIAL DIFFICULTIES AND BE UNABLE TO PAY RENT WHICH MAY, IN TURN, CAUSE FINANCIAL DIFFICULTIES FOR US

     Our financial position may be materially harmed if any of our major tenants, including AMC Multi-Cinema, Inc. and Lowe's Home Centers, Inc., or any other significant tenant experiences financial difficulties, such as a bankruptcy, insolvency or general downturn in the business of the tenant. In addition, any failure or delay by any of our tenants to make rent payments could impair our financial condition and materially harm our business. As of August 31, 1999, AMC accounted for approximately 58% of our total rental revenue and Lowe's accounted for approximately 14% of our total rental revenue. In our most recent quarterly period rental revenue accounted for approximately 50% of our total revenue. Although failure on the part of a tenant to materially comply with the terms of a lease, including failure to pay rent, would give us the right to terminate the lease, repossess the property and enforce the payment obligations under the lease, we would then be required to find another tenant to lease the property. We cannot assure you that we would be able to enforce the payment obligations against the defaulting tenant, find another tenant or, if another tenant were found, that we would be able to enter into a new lease on favorable terms.

WE MAY FACE SIGNIFICANT COMPETITION FROM DEVELOPERS, OWNERS AND OPERATORS OF REAL ESTATE PROPERTIES WHICH MAY INHIBIT THE SUCCESS OF OUR BUSINESS

     We compete in the acquisition of real estate properties with over 200 publicly-traded REITs as well as other public and private real estate investment entities, including financial institutions such as mortgage banks and pension funds, and other institutional investors, as well as individuals. Competition from these entities may impair our financial condition and materially harm our business by reducing the number of suitable investment opportunities offered to us and increasing the bargaining power of prospective sellers of property, which often increases the price necessary to purchase a property. Many of our competitors in the real estate sector are significantly larger than us and may have greater financial resources and more experienced managers than us.

     In addition, a large portion of our developed properties are located in areas where our competitors maintain similar properties. We will need to compete for tenants based on rental rates, attractiveness and location of properties, as well as quality of maintenance and management services. Competition from these and other properties may impair our financial condition and materially harm our business by:

     - interfering with our ability to attract and retain tenants,

     - increasing vacancies, which lowers market rental rates and limits our ability to negotiate favorable rental rates, and

     - impairing our ability to minimize operating expenses.

OUR FINANCIAL PERFORMANCE DEPENDS ON REGIONAL ECONOMIC CONDITIONS SINCE MANY OF OUR PROPERTIES AND INVESTMENTS ARE LOCATED IN ARIZONA, CALIFORNIA AND COLORADO

     Of our 15 properties and real estate-related investments, 12 are located in three states: six in Arizona, three in Colorado and three in California. Concentrating most of our properties and real estate-related investments in these states may expose us to greater economic risks than if our properties and real estate-related investments were located in several geographic regions. Our revenue from, and the value of, our properties and investments located in these states may be affected by a number of factors, including local real estate conditions, such as an oversupply of or reduced demand for real estate properties, and the local economic climate. High unemployment, business downsizing, industry slowdowns, changing demographics, and other factors may adversely impact any of these local economic climates. A general downturn in the economy or real estate conditions in Arizona, California or Colorado could impair our financial condition and materially harm our business. Further, due to the relatively high cost of real estate in the southwestern United States, the real estate market in that region may be more sensitive to fluctuations in interest rates and general economic conditions than other regions of the United States. We do not have any limitations or targets for the concentration of the geographic location of our properties and, accordingly, the risks associated with this geographic concentration will increase if we continue to acquire properties in Arizona, California and Colorado.

OUR SUBSTANTIAL LEVERAGE MAY BE DIFFICULT TO SERVICE AND COULD ADVERSELY AFFECT OUR BUSINESS

     As of August 31, 1999, we had outstanding borrowings of approximately $34.0 million under our credit facility, with total borrowing capacity of $35.0 million, and additional debt of approximately $64.4 million. This total debt of $98.4 million represented approximately 37.9% of our total assets at August 31, 1999. All of this debt is senior to the Legacy debentures and the Legacy notes, except with respect to the Enterprises common stock securing the debentures and the notes. After the closing of the exchange offer, and assuming all shares of the Enterprises common stock are tendered in the exchange offer, on a pro forma basis our total indebtedness will increase to approximately $182.0 million (not taking into account Enterprises' total indebtedness of approximately $83.4 million), which will represent approximately 51.5% of our total assets. Therefore, we are and will continue to be exposed to the risks normally associated with debt financing which may materially harm our business, including the following:

     - our cash flow may be insufficient to meet required payments of principal and interest,

     - payments of principal and interest on borrowings may leave us with insufficient cash resources to pay operating expenses,

     - we may not be able to refinance debt on our properties at maturity, and

     - if refinanced, the terms of refinancing may not be as favorable as the original terms of the debt.

     Our earnings to fixed charges ratio was 1.45 for the six months ended June 30, 1999. On a pro forma basis, our earnings to fixed charges ratio decreases to
0.91. Our interest coverage ratio was 1.17 for the six months ended June 30, 1999. On a pro forma basis, our interest coverage ratio decreases to 1.08.

WE ARE INCURRING ADDITIONAL DEBT TO FACILITATE THE EXCHANGE OFFER SECURED BY THE ENTERPRISES COMMON STOCK AND A DEFAULT ON THAT DEBT COULD RESULT IN OUR LOSS OF ENTERPRISES

     Sol Price, as trustee, has agreed that The Sol and Helen Price Trust will make a five-year loan to Legacy in the principal amount of up to $30.0 million secured by the Enterprises common stock owned at any time by Legacy. We will use the proceeds of the loan to satisfy a portion of our monetary obligations under the exchange offer, which will vary based on the number of shares tendered in the exchange offer. Legacy will grant to the trust, as security for Legacy's obligations under the loan, a second priority security interest in the Enterprises common stock securing the Legacy debentures and the Legacy notes and a first priority security interest in any other shares of the Enterprises common stock which Legacy owns at any time. The loan will be non-recourse so that the trust may only look to the Enterprises common stock for repayment of the loan. In order to satisfy our obligations under the loan, we may seek to refinance the loan or issue equity to raise additional funds, neither of which alternatives may be available to us on favorable terms. To the extent we are unable to meet our obligations under the loan, The Sol and Helen Price Trust will have the right to take ownership of the Enterprises common stock owned by Legacy, other than the shares securing the debentures and the notes.

WE MAY NOT REALIZE THE EXPECTED BENEFITS FROM THE EXCHANGE OFFER, MAKING OUR FUTURE FINANCIAL PERFORMANCE UNCERTAIN

     We entered into the stockholders agreement and the company agreement with the expectation that the exchange offer will result in a number of benefits, including cost savings, operating efficiencies, revenue enhancements, tax advantages and other synergies. If these benefits and synergies are not realized, our financial performance and the performance of Enterprises could be adversely impacted. After the closing of the exchange offer, we expect that some of our executive officers will begin to manage the operations of Enterprises along with some members of Enterprises' existing operations management team. We cannot assure you that this integration will be completed rapidly or that the new management team will be successful in this endeavor. Further, the process of implementing new management at Enterprises could negatively affect employee morale and influence the decisions of current and prospective tenants and business partners as a result of uncertainty over the operations of Legacy and Enterprises following the exchange offer. The inability to successfully integrate our operations with those of Enterprises could impair our financial condition and materially harm our business.

WE FACE RISKS ASSOCIATED WITH OUR EQUITY INVESTMENTS IN AND WITH THIRD PARTIES BECAUSE OF OUR LACK OF CONTROL OVER THE UNDERLYING REAL ESTATE ASSETS

     As part of our growth strategy, we may invest in shares of REITs or other entities that invest in real estate assets. In these cases, we will be relying on the assets, investments and management of the REIT or other entity in which we are investing. These entities and their properties will be exposed to the risks normally associated with the ownership and operation of real estate.

     We also may invest in or with other parties through partnerships and joint ventures. In these cases we will not be the only entity making decisions relating to the property, partnership, joint venture or other entity. Risks associated with investments in partnerships, joint ventures or other entities include:

     - the possibility that our partners might experience serious financial difficulties or fail to fund their share of required investment contributions,

     - that the partners might have economic or other business interests or goals which are inconsistent with our business interests or goals, and

     - that the partners may take action contrary to our instructions or requests and adverse to our policies and objectives.

     Any substantial loss or action of this nature could potentially harm our business. In addition, we may in some circumstances be liable for the actions of our third-party partners or co-venturers.

RISING INTEREST RATES MAY ADVERSELY AFFECT OUR CASH FLOW

     As of August 31, 1999, we owed approximately $98.4 million under our credit facility and mortgage debt, of which $36.7 million bore interest at variable rates. In addition, the loan of up to $30.0 million from The Sol and Helen Price Trust to Legacy will bear interest at a variable rate. Variable rate debt creates higher debt payments if market interest rates increase. We may incur additional debt in the future that also bears interest at variable rates. Higher debt payments as a result of an increase in interest rates could adversely affect our cash flow, cause us to default under some debt obligations or agreements, and materially harm our business.

BECAUSE WE DO NOT HAVE A POLICY PLACING A LIMIT ON THE AMOUNT OF DEBT THAT WE MAY INCUR, OUR FUTURE BORROWINGS COULD BE SIGNIFICANT AND MAY ADVERSELY AFFECT OUR CASH FLOW AND RESULTS OF OPERATIONS

     We do not have a policy limiting the amount of debt that we may incur. Accordingly, our management and board of directors have discretion to increase the amount of our outstanding debt at any time. We could incur higher levels of debt, resulting in an increase in our total debt payments, which could adversely affect our cash flow and materially harm our business. In addition, if we increase the amount of our debt it may increase the risk of our default on all of our debt, including the Legacy debentures and the Legacy notes.

WE COULD INCUR SIGNIFICANT COSTS AND EXPENSES RELATED TO ENVIRONMENTAL PROBLEMS

     Various federal, state and local laws and regulations require property owners or operators to pay for the costs of removal or remediation of hazardous or toxic substances located on a property. Although we are not aware of any necessary environmental remediation or other environmental liability on our portfolio of properties, these laws often impose liability without regard to whether the owner or operator of the property was responsible for or even knew of the presence of the hazardous substances. The presence of or failure to properly remediate hazardous or toxic substances may impair our ability to rent, sell or borrow against a property. These laws and regulations also impose liability on persons who arrange for the disposal or treatment of hazardous or toxic substances at another location for the costs of removal or remediation of these hazardous substances at the disposal or treatment facility. Further, these laws often impose liability regardless of whether the entity arranging for the disposal ever owned or operated the disposal facility. Other environmental laws and regulations impose liability on owners or operators of property for injuries relating to the release of asbestos-containing materials into the air. As owners and operators of property and as potential arrangers for hazardous substance disposal, we may be liable under the laws and regulations for removal or remediation costs, governmental penalties, property damage, personal injuries and related expenses. Payment of these costs and expenses could impair our financial condition and materially harm our business.

WE COULD FACE SIGNIFICANT COSTS OF COMPLIANCE IF WE ARE CONSIDERED AN INVESTMENT COMPANY UNDER THE INVESTMENT COMPANY ACT

     We are not currently registered as an investment company under the Investment Company Act of 1940, since our management believes that we either are not within the definition of investment company under the Investment Company Act or, alternatively, excluded from regulation under the Investment Company Act by an exemption. If we are deemed to be an investment company under the Investment Company Act and fail to qualify for an exemption, we would be unable to conduct our business as currently conducted, which could materially harm our business. In the future, we intend to conduct our operations in order to avoid registration under the Investment Company Act. Therefore, the assets that we may acquire or sell may be limited by the regulations of the Investment Company Act.

THE COSTS OF COMPLIANCE WITH THE AMERICANS WITH DISABILITIES ACT COULD ADVERSELY AFFECT OUR BUSINESS

     Under the Americans with Disabilities Act of 1990, all public accommodations and commercial facilities must meet federal requirements relating to access and use by disabled persons. Compliance with the Americans with Disabilities Act requirements could involve removal of structural barriers from disabled persons' entrances on our properties. Other federal, state and local laws may require modifications to or restrict further renovations of our properties with these accesses. Although we believe that our properties are substantially in compliance with present requirements, noncompliance with the Americans with Disabilities Act or related laws or regulations could result in the United States government imposing fines or private litigants being awarded damages against us. If we incur these costs and expenses it could impair our financial condition.

WE HAVE IMPLEMENTED ANTI-TAKEOVER PROVISIONS THAT COULD PREVENT AN ACQUISITION OF OUR BUSINESS AT A PREMIUM PRICE

     Some of the provisions of our certificate of incorporation and bylaws could discourage, delay or prevent an acquisition of our business at a premium price and could make removal of our management more difficult. These provisions could reduce the opportunities for our stockholders to participate in tender offers, including tender offers that are priced above the then current market price of our common stock. Our certificate of incorporation permits our board of directors to issue shares of preferred stock in one or more series without stockholder approval. The preferred stock may be issued quickly with terms that delay or prevent a change in control of our business. In addition, Section 203 of the Delaware General Corporation Law imposes restrictions on mergers and other business combinations between us and any holder of 15% or more of our common stock.

THERE IS NO ESTABLISHED MARKET FOR THE LEGACY DEBENTURES OR THE LEGACY NOTES

     There is no established trading market for the Legacy debentures or the Legacy notes. We intend to apply to have the Legacy debentures listed on the American Stock Exchange, however, we cannot assure you that an active trading market will develop and be sustained for the Legacy debentures. We do not intend to apply for listing of the Legacy notes on any securities exchange.

     The liquidity of any market for the Legacy debentures or the Legacy notes will depend upon the number of holders of the debentures or notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the debentures or notes and other factors. A liquid trading market may not develop for the Legacy debentures or the Legacy notes.

THE PROTECTIONS IN THE COMPANY AGREEMENT FOR ENTERPRISES' PREFERRED STOCKHOLDERS LIMIT ENTERPRISES' COMMON STOCKHOLDERS' ABILITY TO CONTROL ENTERPRISES AND RECEIVE DIVIDENDS

     We have agreed to protections for the holders of the Enterprises preferred stock which limit the control over Enterprises by its common stockholders and the dividends payable to Enterprises' common stockholders. Following the closing of the exchange offer, the holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors and to have one designee on Legacy's board of directors, until:

     - less than 2,000,000 shares of the Enterprises preferred stock remain outstanding,

     - we make an offer to purchase any and all outstanding shares of the Enterprises preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn, or

     - the directors of Enterprises (1) issue any equity securities without unanimous approval of Enterprises' board or (2) fail to pay dividends on the Enterprises common stock in an amount necessary to maintain Enterprises' status as a REIT, or in an amount equal to the excess, if any, of Enterprises' funds from operations, less preferred stock dividends, over $7.5 million.

     The third point above is intended to protect the interests of the holders of the Enterprises preferred stock by creating an annual reserve of $7.5 million at the Enterprises level which will not be distributed to Legacy or any other holder of the Enterprises common stock. This reserve will limit our ability and the ability of all other Enterprises' common stockholders to receive cash distributions from Enterprises for so long as the Enterprises preferred stock is outstanding. We have agreed with Enterprises that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the repurchase of the Enterprises preferred stock or the reduction of Enterprises' debt.

THE RIGHTS OF ENTERPRISES' STOCKHOLDERS WHO BECOME LEGACY STOCKHOLDERS WILL BE DIFFERENT UNDER DELAWARE LAW AND LEGACY'S ORGANIZATIONAL DOCUMENTS

     Legacy is incorporated under the laws of the state of Delaware, and Enterprises is incorporated under the laws of the state of Maryland. Stockholders of Enterprises may become stockholders of Legacy through the conversion of the Legacy debentures to be received in the exchange offer. As Legacy stockholders, their rights would be governed by the Delaware General Corporation Law (DGCL) and Legacy's charter and bylaws, which differ in some material respects from the Maryland General Corporation Law (MGCL) and Enterprises' charter and bylaws. For instance, under the DGCL, any action that may be taken at a meeting of stockholders may be taken without a meeting if a written consent is signed by stockholders having at least the number of votes that would have been necessary to authorize or take the action at a meeting. In contrast, under the MGCL, any action may be taken without a meeting only if a unanimous written consent is signed by each stockholder entitled to vote on the matter.

THE LEGACY DEBENTURES RANK JUNIOR TO OUR EXISTING DEBT AND POSSIBLY ALL OF OUR FUTURE BORROWINGS

     The Legacy debentures rank behind all of our existing indebtedness, the Legacy notes and all of our future borrowings, except:

     - with respect to the Enterprises common stock securing the debentures,

     - future indebtedness that expressly provides that it ranks equal with, or junior in right of payment to, the Legacy debentures,

     - any debt owed by us to any of our subsidiaries,

     - liabilities for taxes, and

     - our trade payables.

As a result, upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to Legacy or our property, the holders of our senior debt will be entitled to be paid in full in cash before any payment may be made with respect to the Legacy debentures, except that the holders of the Legacy debentures will be entitled to the Enterprises common stock securing the debentures. In addition, all payments on the Legacy debentures will be blocked for a period of time in the event of a payment default on senior debt. As of August 31, 1999, we had approximately $98.4 million of senior indebtedness outstanding. Following the exchange offer, the Legacy notes will be senior debt in relation to the Legacy debentures.

     In the event of a bankruptcy, liquidation or reorganization or similar proceeding relating to Legacy, holders of the Legacy debentures will participate with trade creditors and all other holders of our subordinated indebtedness in the assets remaining after we have paid all of the senior debt. The indenture for the Legacy debentures requires that amounts otherwise payable to holders of the Legacy debentures in a bankruptcy or similar proceeding must be paid to holders of senior debt instead, except with respect to the Enterprises common stock securing the debentures. Therefore, if the Enterprises common stock is insufficient to repay the Legacy debentures, the holders of the debentures may receive less, ratably than holders of trade payables in any such proceeding. In any of these cases, we may not have sufficient funds to pay all of our creditors and the holders of the Legacy debentures may receive less, ratably than the holders of senior debt.

THE ENTERPRISES COMMON STOCK SECURING THE LEGACY DEBENTURES AND THE LEGACY NOTES MAY BE INSUFFICIENT TO SATISFY OUR OBLIGATIONS

     The Legacy debentures and the Legacy notes will be secured by a first priority security interest in 117.647 shares of the Enterprises common stock for each $1,000 principal amount of the Legacy debentures and the Legacy notes. If an event of default occurs under the indentures, the liquidation of the Enterprises common stock securing the debentures and the notes may not result in a sufficient amount of proceeds to pay the principal and interest on the debentures and the notes. In addition, the ability of the trustee under the indentures to foreclose on the Enterprises common stock in a timely fashion, if at all, will be subject to limitations arising under bankruptcy and insolvency laws.

     The number of shares of the Enterprises common stock securing each $1,000 principal amount of the Legacy debentures and the Legacy notes represents the amount necessary to fully secure the debentures and the notes assuming a value of $8.50 per share. If the Enterprises common stock is worth $8.50 per share at the time the shares are used to satisfy our obligations, the Legacy debentures and the Legacy notes would be fully secured. However, the value of the Enterprises common stock is not certain, is subject to fluctuation in the future, and could be significantly less than $8.50 per share at the time the shares are used to satisfy our obligations.

THE LEGACY DEBENTURES AND THE LEGACY NOTES ARE EFFECTIVELY SUBORDINATED TO OUR OTHER SECURED INDEBTEDNESS AND THE INDEBTEDNESS OF OUR SUBSIDIARIES

     The Legacy debentures and the Legacy notes will be secured by a first priority security interest in 117.647 shares of the Enterprises common stock for each $1,000 principal amount of the Legacy debentures and the Legacy notes. However, the Legacy debentures and the Legacy notes will not be secured by any of our other assets, and therefore will be effectively subordinated in right of payment to our other secured indebtedness to the extent of the collateral securing that indebtedness. As of August 31, 1999, we had outstanding borrowings of approximately $34.0 million under our credit facility, with total borrowing capacity of $35.0 million, and additional debt of approximately $64.4 million. This debt is secured and therefore senior to the Legacy debentures and the Legacy notes to the extent of the collateral securing this other debt.

     The Legacy debentures and the Legacy notes also will be effectively subordinated in right of payment to all existing and future indebtedness and liabilities of our subsidiaries. In addition, the indentures under which the Legacy debentures and the Legacy notes will be issued will permit us to incur additional indebtedness, without restriction. Consequently, in the event of a bankruptcy, liquidation, dissolution, reorganization or similar proceeding with respect to our subsidiaries, the holders of any indebtedness of our subsidiaries will be entitled to payment from the assets of our subsidiaries prior to the holders of any obligations of Legacy, including the Legacy debentures and the Legacy notes.

     We conduct a portion of our operations through subsidiaries and, assuming the exchange offer is closed, will rely on dividends from Enterprises for a substantial portion of the funds to pay the principal and interest on the Legacy debentures and the Legacy notes. The company agreement contains a provision intended to protect the interests of the holders of the Enterprises preferred stock by creating an annual reserve of $7.5 million at the Enterprises level which will not be distributed to Legacy or any other holder of the Enterprises common stock. This reserve will limit our ability to receive cash distributions from Enterprises for so long as the Enterprises preferred stock is outstanding. Although the holders of the Legacy debentures and the Legacy notes will have a security interest in the shares of the Enterprises common stock securing our obligations to them, they will have no direct claim against Enterprises or any of our other subsidiaries for payment under the debentures or the notes. Our subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any dividend or make any other distribution to Legacy, or otherwise to pay amounts due with respect to the Legacy debentures or the Legacy notes or to make funds available for such payments. We must rely on dividends and other payments from our subsidiaries or must raise funds in a public or private equity or debt offering or sell assets to generate the funds necessary to meet our obligations, including the payment of principal and interest on the Legacy debentures and the Legacy notes. There can be no assurance that we will be able to obtain such funds on acceptable terms or at all.

WE MAY REDEEM THE LEGACY NOTES AND THE LEGACY DEBENTURES AND CEASE MAKING INTEREST PAYMENTS TO YOU WHICH COULD RESULT IN YOUR BEING UNABLE TO REINVEST THE PROCEEDS AT THE SAME INTEREST RATES

     If we elect to redeem the Legacy notes or the Legacy debentures, you will no longer receive interest payments from us after the redemption. We cannot assure you that you will be able to reinvest the proceeds of the redemption at the same interest rates payable under the debentures and the notes. The Legacy notes are redeemable at any time. The Legacy debentures are not redeemable
before              , 2001. In each case, we may redeem the Legacy debentures
and/or the Legacy notes at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption price of 100% of the principal amount being redeemed. In addition, we must pay all accrued and unpaid interest on the debentures and/or notes redeemed.

OUR EXECUTIVE OFFICERS AND DIRECTORS HAVE SUBSTANTIAL CONTROL OVER OUR VOTING STOCK AND CAN MAKE DECISIONS THAT COULD ADVERSELY AFFECT OUR BUSINESS

     Our present executive officers and directors and their affiliates beneficially own approximately 30% of our outstanding common stock. As a result, these stockholders will continue to significantly influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger, consolidation or sale of substantially all of our assets. Accordingly, these stockholders also will be in a position to make decisions which could impair our financial condition and materially harm our business.

THE LOSS OF KEY PERSONNEL COULD HARM OUR BUSINESS

     Given the early stage of development of our business, we depend to a large extent on the performance of our senior management team and other key employees for strategic business direction and real estate experience. If we lost the service of any members of our senior management or other key employees it could materially harm our business. We do not have employment agreements with any of our senior management or key employees. In addition, we have not obtained key-man life insurance for any of our senior management or other key employees.

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

OUR BOARD OF DIRECTORS MAY MAKE CHANGES IN OUR INVESTMENT, FINANCING AND DISTRIBUTION POLICIES WITHOUT STOCKHOLDER APPROVAL AND IN A MANNER WITH WHICH YOU MAY NOT AGREE

     Our investment, financing, borrowing and distribution policies and our policies regarding all other activities, growth, debt, capitalization and operations, will be determined by our board of directors. Although our board of directors has no present intention to do so, it may amend or revise these policies at any time without a vote of our stockholders. Our board of directors may amend these policies in a manner with which you may not agree. A change in these policies could impair our financial condition and materially harm our business.

ENTERPRISES' DIRECTORS, OFFICERS AND OTHER PERSONNEL WILL RECEIVE BENEFITS IN THE EXCHANGE OFFER THAT ARE DIFFERENT FROM BENEFITS TO ENTERPRISES' STOCKHOLDERS GENERALLY

     Stockholders of Enterprises should be aware that Enterprises' directors, officers and other personnel have interests in, and will receive benefits as a result of, the exchange offer that are different from the interests of, and benefits to, stockholders of Enterprises generally.


     Enterprises has entered into an employment agreement with Jack McGrory, its Chief Executive Officer, and a severance agreement with Gary W. Nielson, its former Chief Financial Officer, that will entitle these individuals to receive severance payments in connection with the exchange offer. Mr. Nielson received a severance payment of approximately $210,000 upon the commencement of the exchange offer. Assuming the exchange offer closes in November 1999, Mr. McGrory will receive a severance payment of approximately $360,000. Enterprises currently estimates that the aggregate required severance payments to its directors, officers and other personnel will be approximately $2.1 million, assuming that all such persons are terminated following the exchange offer and that the terminations occur in November 1999. In addition, the company agreement provides for the acceleration of vesting of the Enterprises stock options and cash payments with respect to the common stock portion of those options. The aggregate cash option payments to Enterprises' directors, officers and other personnel due to the exchange offer will total approximately $3.1 million. These persons also will retain their preferred stock options, approximately 670,500 shares in the aggregate, which will become fully vested and exercisable as a result of the exchange offer.


WE DO NOT ANTICIPATE PAYING ANY DIVIDENDS IN THE FORESEEABLE FUTURE

     We presently anticipate that we will retain all available funds for use in the operation and expansion of our business and do not anticipate paying any dividends in the foreseeable future. Any future payment of dividends to our stockholders will depend on decisions that will be made by our board of directors and will depend on then existing conditions, including our financial condition, contractual restrictions, capital requirements and business prospects.

YEAR 2000 PROBLEMS COULD DISRUPT OUR OPERATIONS

     The Year 2000 problem is the result of computer software and embedded chips using a two-digit format, as opposed to four digits, to indicate the year. Computer systems may be unable to interpret dates beyond the year 1999, which could cause a system failure or other computer errors. The failure to correct a material Year 2000 problem could result in an interruption in, or a failure of, normal business activities or operations. To the extent our software applications contain source codes that are unable to appropriately interpret the upcoming calendar year 2000, some level of modification, or even possibly replacement of these applications may be necessary.

     We have made an assessment of the impact of the Year 2000 issue on our internal operations and have developed a plan to bring our computer systems into compliance before the end of 1999. This plan addresses the modification or replacement of applications and operating systems to achieve timely Year 2000 compliance and also includes communication and analysis with outside vendors and other third parties with whom we interface electronically. We do not believe that the impact of any Year 2000 issues will impair our financial condition or materially harm our business. However, if modifications and conversions are not made or completed in a timely manner by either third parties or us, the Year 2000 issue could materially harm our business. To date, we have incurred minimal expenses related to Year 2000 compliance. We expect to incur approximately $75,000 of total expenses related to Year 2000 compliance. Since we have adopted a plan to address Year 2000 issues, we have not developed a comprehensive contingency plan for dealing with the most reasonably likely worst case scenario. However, if we identify significant risks in the future or are unable to meet our anticipated schedule for completion of our Year 2000 compliance, we will develop contingency plans to the extent necessary at that time.

                           FORWARD-LOOKING STATEMENTS

     This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, particularly under the headings "Information About Legacy," "Information About Enterprises," and "Directors and Management of Enterprises Following the Exchange Offer." These statements are generally indicated by words or phrases such as "believe," "may," "will," "anticipate," "estimate," "plan," "project," "continue," "expect," "intend" and similar words or phrases. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about us, including factors discussed in our filings with the SEC and the following:

     - the effect of economic, credit and capital market conditions in general and on real estate companies in particular,

     - our ability to compete effectively,

     - our ability to acquire or develop properties and the risk that potential acquisitions or developments may not perform in accordance with expectations,

     - fluctuations in our operating results,

     - government approvals, actions and initiatives, including the need for compliance with environmental requirements and the Americans with Disabilities Act,

     - additions or departures of key personnel, and

     - other risk factors described under "Risk Factors" in this prospectus.

     We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

                               THE EXCHANGE OFFER

GENERAL


     We are offering to exchange a total of $8.50 consisting of $4.25 in cash, $2.75 in principal amount of our 9.0% Convertible Redeemable Subordinated Secured Debentures due 2004 and $1.50 in principal amount of our 10.0% Senior Redeemable Secured Notes due 2004 for each share of the Enterprises common stock. If all Enterprises' stockholders accept our offer, in the aggregate we will pay approximately $56.6 million in cash and issue the principal amount of approximately $36.6 million in Legacy debentures and approximately $20.0 million in Legacy notes. Enterprises' board of directors has approved this transaction and recommends that you accept our offer.


     The exchange offer is open to all holders of the Enterprises common stock. We are sending this prospectus and related exchange offer documents to persons who held the Enterprises common stock at the close of business on
                      , 1999. On that date, there were              shares of
the Enterprises common stock outstanding, which were held of record by
approximately         stockholders. We will also furnish this prospectus and
related exchange offer documents to brokers, banks and similar persons whose names or the names of whose nominees appear on Enterprises' stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of the Enterprises common stock.

BACKGROUND OF THE EXCHANGE OFFER

     The information in this section regarding the deliberations of Enterprises' board of directors and the actions of Enterprises' management and legal and financial advisors is based on information furnished by Enterprises to Legacy.

     From January to March 1999, Gary Sabin, in his capacity as President of New Plan Excel Realty Trust, Inc., held numerous discussions with Jack McGrory, President and Chief Executive Officer of Enterprises, and Sol Price, founder and a major stockholder of Enterprises, regarding a possible business combination of New Plan Excel and Enterprises. These discussions culminated in New Plan Excel formally rejecting the proposed terms of the combination over a series of meetings during March and April 1999.

     Although New Plan Excel rejected the proposed business combination with Enterprises, Mr. Sabin, who is also our Chairman, President and Chief Executive Officer, remained interested in pursuing it on behalf of Legacy. Legacy routinely considers acquisitions and business combinations as possible methods of enhancing stockholder value.

     Mr. Sabin and other executives of Legacy, who also served as executives of New Plan Excel at the time, were very familiar with the business, properties and financial condition of Enterprises, as they had conducted a due diligence investigation of Enterprises in connection with New Plan Excel's consideration of a possible business combination. In the course of this investigation, Legacy personnel reviewed documen-tation and conducted discussions with Enterprises' management and other representatives concerning Enterprises' business, properties and financial condition. Legacy personnel also visited many of Enterprises' properties.

     Under an intercompany agreement between Legacy and New Plan Excel, which was entered into in March 1998 in connection with the spin-off of Legacy from Excel Realty Trust, Inc. (predecessor to New Plan Excel), New Plan Excel had a right of first refusal with respect to some types of business opportunities presented to the parties, such as the proposed business combination with Enterprises. After New Plan Excel determined not to pursue the opportunity, Legacy was entitled to pursue it; provided that the combination did not involve terms that were more favorable to Legacy in any material respect than the terms considered by New Plan Excel, and that a binding agreement was executed within one year. The intercompany agreement has since been terminated under a separation agreement between Legacy and New Plan Excel described below.

     During this period Enterprises and its representatives had discussions with other parties regarding a potential acquisition of Enterprises. While Enterprises signed confidentiality agreements with some of these parties, none developed into a firm offer for the Enterprises common or preferred stock.

     On April 1, 1999, Gary Sabin, Richard Muir, Executive Vice President of Legacy, Eric Ottesen, Senior Vice President and General Counsel of Legacy, and Graham Bullick, Senior Vice President -- Capital Markets of Legacy, met with Jack McGrory at Legacy's offices in San Diego. At this meeting, the parties discussed various issues concerning the structure, pricing and timing of a possible business combination of Legacy and Enterprises. A variety of structures were considered, including a tender offer, an exchange offer and a merger, with a preliminary indication of price at $8.50 per share of the Enterprises common stock. This price was based on negotiations between the parties as to the appropriate premium above the market price of the Enterprises common stock and the fair market value of Enterprises' properties.

     From April 2 through April 14, 1999, the parties held numerous conference calls to further discuss the structure, pricing and timing of the proposed combination, and to review draft term sheets prepared by Legacy's outside legal counsel. Sol Price participated in some of these discussions.

     On April 15, 1999, Gary Sabin, Richard Muir and Kelly Burt, Executive Vice President -- Development of Legacy, met with Sol Price and Jack McGrory at Mr. Price's offices in San Diego. At this meeting, the parties discussed the terms and consideration of a possible business combination with an agreement among Legacy, Sol Price, as trustee of several trusts, and other holders of the Enterprises common stock whereby Mr. Price, as trustee, and the other holders of the Enterprises common stock would agree to tender or vote their shares, as the case may be, subject to Enterprises' board of directors subsequently approving the transaction and determining whether the transaction would proceed as an exchange offer or merger in which Legacy would offer the same consideration to all Enterprises' stockholders. The parties contemplated that, following the approval by Enterprises' board of directors, the transaction would proceed with an agreement between Legacy and Enterprises. The price of the transaction was tentatively set at $8.50 per share of the Enterprises common stock, but the structure, and the form of consideration, were not finally determined and no agreement was reached.

     From April 16 through May 2, 1999, the parties held numerous conference calls to further discuss the structure, terms and consideration of the proposed combination, and to review draft term sheets prepared by Legacy's outside legal counsel. During this period, the parties agreed that the consideration would include some combination of cash, convertible subordinated debentures or senior notes issued by Legacy.

     On April 21, 1999, Legacy entered into a separation agreement with New Plan Excel in which the parties agreed, among other things, to modify the terms of some of their existing agreements, including the termination of the intercompany agreement described above. The separation agreement expressly provided that New Plan Excel would not raise any objection to Legacy entering into an agreement with Enterprises. The separation agreement enabled Gary Sabin and the other Legacy executives to devote their full-time attention to Legacy.

     On May 3, 1999, Mr. Price's legal counsel prepared a draft of the stockholders agreement based on the foregoing discussions, and the parties met at the offices of Legacy's outside legal counsel to negotiate the draft.

     From May 4 through May 10, 1999, the parties held numerous discussions to further negotiate the terms of the proposed stockholders agreement, and to prepare and negotiate the related exhibits and schedules. Most of the discussions were held by conference call, with one in-person meeting held on May 7, 1999 at the offices of Legacy's outside legal counsel. During this period, the parties agreed that the transaction between Legacy and Enterprises' stockholders who are parties to the stockholders agreement would be subject to cancellation unless the board of directors of Enterprises approved the transaction in the period following the execution of the stockholders agreement, and Enterprises signed the company agreement by which Enterprises would agree to facilitate the transaction and approve Legacy's acquisition of the Enterprises common stock. In addition, during this period, the parties agreed that Legacy would have the option to pay the $8.50 per share consideration in all cash or in a combination of at least $4.25 in cash, at least $2.75 in Legacy debentures, and $1.50 in whatever combination Legacy may choose of cash, debentures or senior notes. This ratio of cash, debentures and notes was based on negotiations between the parties, with Mr. Price interested in Enterprises' stockholders receiving at least 50% of the consideration in cash and a significant portion in convertible securities that would provide Enterprises' stockholders with the opportunity to participate in any upside potential of the Legacy common stock, and Legacy interested in maintaining maximum flexibility with respect to paying the consideration in all cash and minimizing the potential dilution to the Legacy common stock inherent in issuing convertible securities. The parties agreed that the conversion price of the Legacy debentures would be $5.50 per share, based on negotiations as to the appropriate premium above the market price of Legacy common stock and above the $5.00 per share price at which Legacy had previously issued its Series A preferred stock.

     On May 11, 1999, Gary Sabin, Sol Price and Jack McGrory met at the offices of Legacy's outside legal counsel to finalize the terms of the stockholders agreement and the related exhibits and schedules.

     Also on May 11, 1999, the board of directors of Legacy held a special telephonic meeting to consider the stockholders agreement. At this meeting, our board reviewed the terms of the stockholders agreement with Legacy's management and internal legal counsel. Based on such discussions, our board unanimously approved the stockholders agreement and the transactions contemplated thereby.

     On May 12, 1999, Gary Sabin and Sol Price met at Mr. Price's offices and signed the stockholders agreement. Later that day, Legacy issued a press release announcing the execution of the stockholders agreement.

     On May 18, 1999, Valuation Research Corporation delivered its written opinion to Enterprises' board of directors that, as of such date, the consideration to be received by the holders of the Enterprises common stock in the exchange offer is fair, from a financial point of view, to such holders. A copy of the opinion is attached hereto as Annex C.

     On May 21, 1999, Sol Price and the other Enterprises' stockholders who signed the stockholders agreement deposited certificates representing 4,464,382 shares of the Enterprises common stock into escrow as required by the stockholders agreement. On the same day, Legacy deposited $1.0 million in cash into escrow as required by the stockholders agreement.

     On June 1, 1999, the board of directors of Legacy held a special telephonic meeting to consider the company agreement. At this meeting, our board reviewed the company agreement with Legacy's management and Legacy's internal and outside legal counsel. Our board heard presentations by its outside legal counsel with respect to the terms of the proposed business combination and the duties of the board in considering such a transaction. Based on such discussions and presentations, the board of directors of Legacy unanimously approved the company agreement and the transactions contemplated thereby.

     On June 2, 1999, the board of directors of Enterprises held a special meeting to consider the company agreement. At this meeting, Enterprises' board reviewed the company agreement with Enterprises' management, Enterprises' internal and outside legal counsel, Enterprises' auditors and representatives of Valuation Research Corporation. Enterprises originally retained Valuation Research Corporation to render a fairness opinion in connection with the proposed New Plan Excel/Enterprises transaction, but when that transaction did not proceed, Enterprises retained Valuation Research Corporation to render a fairness opinion in connection with this transaction. Enterprises' board heard presentations by its management and outside legal counsel with respect to the terms of the proposed business combination and the duties of the board in considering such a transaction. Enterprises' board also heard presentations by its auditors with respect to the tax and accounting implications of the transaction and by Valuation Research Corporation with respect to the financial terms of the proposed combination.

     At the conclusion of its presentation, Valuation Research Corporation delivered its oral opinion to Enterprises' board that, as of May 18, 1999, the consideration to be received by the holders of the Enterprises common stock in the exchange offer is fair, from a financial point of view, to such holders.

     Based on such discussions, presentations and opinion, the board of directors of Enterprises unanimously approved the company agreement and the transactions contemplated thereby and determined that the business combination should take the form of the exchange offer. Although Enterprises' board considered the conclusions set forth in the fairness opinion in deciding to approve the exchange offer, it was advised by its counsel that it did not need to specifically adopt such conclusions and did not in fact do so. In deciding that the transaction should proceed as an exchange offer for the Enterprises common stock, Enterprises' board focused mainly on the ability of each holder of the Enterprises common stock to make his or her own decision in an exchange offer as to whether to exchange the holder's shares of the Enterprises common stock for the consideration offered by Legacy or to remain a stockholder of Enterprises. Enterprises' board also believed that an exchange offer would be completed more quickly than a merger.

     Also on June 2, 1999, Legacy and Enterprises signed the company agreement and issued a joint press release announcing the execution of the company agreement. In addition, Legacy agreed by separate letter to take some affirmative actions to preserve Enterprises' status as a REIT in consideration of the approval by Enterprises of Legacy's acquisition of the Enterprises common stock.

     On June 3, 1999, Legacy deposited an additional $6.5 million in cash into escrow as required by the stockholders agreement, so that the aggregate amount of funds in escrow totaled $7.5 million.

     On June 4, 1999, some of Enterprises' stockholders who signed the stockholders agreement deposited certificates representing 3,550,588 additional shares of the Enterprises common stock into escrow as required by the stockholders agreement, so that the aggregate number of shares in escrow totaled 8,014,970 shares of the Enterprises common stock, representing approximately 51% of the Enterprises voting power.

     During July and August 1999, Legacy considered means of raising capital for the cash consideration required in the exchange offer. On August 23, 1999, Legacy sold to Wal Mart Real Estate Business Trust eight properties that were previously under lease to Wal Mart Stores, Inc. for aggregate consideration of approximately $35.0 million comprised of approximately $11.0 million in cash and the assumption of approximately $24.0 million in liabilities. Legacy considered raising additional capital through the issuance of capital stock and debt, and through other property sales and bank financing. In the end, Legacy determined that none of these alternatives, other than the property sale to Wal Mart, was available on attractive terms at this time.

     From August 20, 1999 to September 1, 1999, Legacy held numerous discussions with Enterprises and Sol Price regarding raising additional funds for the exchange offer. The parties ultimately agreed that The Sol and Helen Price Trust would make a five-year secured loan to Legacy in the principal amount of up to $30.0 million. The loan will bear interest at LIBOR plus 1.5% and will be secured by the Enterprises common stock owned at any time by Legacy. The parties agreed that Legacy may prepay the loan at any time prior to its maturity without any prepayment penalty.

     Also during this period, the parties held discussions concerning an amendment to the stockholders agreement and the company agreement. The agreements initially provided that Legacy may not cause a change of control of Legacy or Enterprises after the closing of the exchange offer without either offering to purchase all of the Enterprises preferred stock or obtaining the approval of the holders of the Enterprises preferred stock. Although Legacy has no current plan or intention with respect to a change of control of either company, it desired to amend this provision in order to maintain greater flexibility in the future. Legacy proposed that a change of control require the approval of Enterprises' board of directors, instead of requiring the approval of the holders of the Enterprises preferred stock. Enterprises agreed to this amendment, believing that the Enterprises board, which will consist of a majority of directors designated by the holders of the Enterprises preferred stock, will be able to adequately protect the interests of such holders following the exchange offer.

     On August 30, 1999, Legacy's board of directors held a special telephonic meeting and approved the amendments to the stockholders agreement and the company agreement.

     On August 31, 1999, Enterprises' board of directors approved the amendments to the agreements by written consent. On the same day, the parties executed the amendments to the agreements.

     On September 1, 1999, Legacy deposited an additional $1.0 million into escrow as required by the stockholders agreement so that a total of $8.5 million in cash would be held in escrow.

     From September 7, 1999 to September 13, 1999, the parties discussed the priority in right of payment of the loan from The Sol and Helen Price Trust relative to the Legacy debentures and the Legacy notes. The parties ultimately agreed that the Legacy debentures and the Legacy notes would be secured by a first priority security interest in 117.647 shares of the Enterprises common stock for each $1,000 principal amount of the Legacy debentures and the Legacy notes, based on an assumed value of $8.50 per share. The parties agreed to amend the stockholders agreement and the company agreement to provide for this security interest. The parties also agreed that the loan from the trust would have a second priority security interest in the Enterprises common stock securing the Legacy debentures and the Legacy notes and a first priority security interest in any other shares of the Enterprises common stock which Legacy owns at any time.

     On September 14, 1999, Legacy's board of directors held a special telephonic meeting and approved the loan transaction with The Sol and Helen Price Trust and the amendments to the stockholders agreement and the company agreement.

     On September 16, 1999, Enterprises' board of directors approved the amendments to the agreements by written consent. On the same day, the parties executed the amendments.


     On September 28, 1999, the pricing committee of the board of directors of Legacy determined by written consent that the consideration in the exchange offer would consist of $4.25 per share in cash, $2.75 per share in principal amount of the Legacy debentures and $1.50 per share in principal amount of the Legacy notes.

     On September 29, 1999, Enterprises' board of directors held a special telephonic meeting and determined to recommend that the holders of the Enterprises common stock accept the exchange offer.



     On October 1, 1999, Legacy deposited an additional $1.0 million into escrow as required by the stockholders agreement so that a total of $9.5 million in cash would be held in escrow.


OUR REASONS FOR THE EXCHANGE OFFER

     Legacy's board of directors believes that the terms of the exchange offer are fair to and in the best interests of Legacy and its stockholders. In reaching its conclusion to approve the stockholders agreement, the company agreement and the exchange offer, our board consulted with management, as well as our legal and financial advisors, and considered the following factors, each of which had a positive effect on the board's determination:

     - The exchange offer will be an effective way of implementing and accelerating our growth strategy consistent with our business goals.

     - The exchange offer will enable us to significantly expand the size and geographic diversity of our property portfolio, thereby reducing the potential adverse impact on the overall portfolio of fluctuations in local economies.

     - The exchange offer will enable us to use Enterprises as a vehicle to acquire traditional, fully-developed properties, such as shopping centers, while continuing to acquire non-traditional properties, such as those requiring significant restructuring or redevelopment, through Legacy.

     - The exchange offer will enable us to place some of our completed development projects into a REIT to take advantage of preferred tax treatment.

     - Our management believes that Enterprises' properties are generally well-maintained with strong credit quality tenants, providing us with a solid base from which to grow.

     - Our management believes that the increased size of our portfolio as a result of the exchange offer may provide us with greater liquidity, including expanded access to the capital markets at a reduced cost, enabling us to improve our results of operations and financial position.

     - The exchange offer will enable us to leverage our investment in the Enterprises common stock by virtue of the outstanding Enterprises preferred stock.

     - The exchange offer will provide us with opportunities for economies of scale and operating efficiencies, primarily in terms of the integration of property management and back office facilities.

     - The exchange offer will provide us with opportunities for cost savings by eliminating the management time and effort required to acquire a substantial number of properties on an individual basis.

     - The exchange offer's payment terms will provide us with the flexibility to effectuate the offer through the issuance, at our election, of all cash or some combination of cash and debt securities.

     - The exchange offer is likely to be completed in a timely manner, particularly in light of the large percentage of the Enterprises common stock held in escrow.

     - The company agreement entitles us, upon a material breach by Enterprises, either to acquire the shares of the Enterprises common stock held in escrow by completing the exchange offer, or to liquidated damages in the amount of $7.5 million.

     Our board of directors also considered potentially negative factors that could arise or do arise from the proposed transaction, including the following:

     - We will likely incur significant costs of up to $8.0 million in connection with completing the exchange offer, and the exchange offer will require substantial management time and effort to effectuate the transaction and integrate the businesses of Legacy and Enterprises.

     - The company agreement entitles Enterprises, upon a material breach by us, to liquidated damages in the amount of $7.5 million plus interest.

     - The company agreement imposes significant conditions and restrictions on our ability to control Enterprises, entitling the holders of the Enterprises preferred stock to elect a majority of Enterprises' board of directors and creating an annual reserve of $7.5 million at the Enterprises level which will not be distributed to Legacy or any other holder of the Enterprises common stock.

     - We face a significant risk that the anticipated benefits of the exchange offer might not be fully realized.

     The foregoing discussion of the information and factors considered by Legacy's board of directors is not intended to be exhaustive but is believed to include all material factors considered by Legacy's board. In reaching its determination to approve the stockholders agreement, the company agreement and the exchange offer, our board concluded that the potential benefits of the exchange offer outweighed the potential risks, but did not, in view of the wide variety of information and factors considered, assign any relative or specific weights to the foregoing factors, and individual directors may have given differing weights to different factors. Although directors, executive officers and other personnel of Enterprises have interests in the exchange offer, as described under "Benefits to Enterprises' Insiders in the Exchange Offer," our board did not consider the potential benefits to be received by these individuals as a factor in reaching its decision to approve the stockholders agreement, the company agreement and the exchange offer.

ENTERPRISES' REASONS FOR THE EXCHANGE OFFER

     Enterprises' board of directors thought about a number of factors in approving the company agreement and the offer from Legacy. Those factors can be separated into four categories:

     - factors relating to the timing -- that is, is this a reasonable time to sell Enterprises?

     - factors relating to price -- is this a fair price at which to sell?

     - factors relating to Legacy -- if the time and price are appropriate, is there anything about Legacy, or the nature of the consideration, that would suggest Legacy was not an appropriate buyer? and

     - factors relating to the Enterprises preferred stock -- are adequate protections for the preferred stock possible?

     Timing. Enterprises' board concluded that this is a sensible time for a transaction like this. Enterprises' board currently sees an uncertain economic climate. Current nominal interest rates seem to be relatively low by recent historical standards. If inflationary fears or other factors were to lead to increases in interest rates, the value of Enterprises' properties would decline. If the economy were to perform poorly, as a general matter, that would affect the financial health of Enterprises. The growth of "e-commerce," or other changes in consumer shopping patterns, could adversely affect the kind of "big box retail" operations that comprise most of Enterprises' tenants, and therefore, could adversely affect Enterprises. Enterprises was also finding it increasingly difficult to identify opportunities for real property acquisitions at competitive prices. In addition, the increasing competition between national and regional retailers has resulted in some of Enterprises' tenants being forced into bankruptcy, and may continue to do so.

     Some, or even all, of these uncertainties might not actually develop in such a way as to hurt the business of Enterprises. Enterprises' board considered the possibility that some of these uncertainties might in fact develop in such a way as to make the business of Enterprises more valuable. In particular, the longer nominal interest rates continue to remain relatively low and the economy continues its current performance, all other things being equal, the more valuable the business of Enterprises might become. Enterprises' board ultimately concluded, however, that the very existence of these uncertainties indicated that the timing of a transaction like the offer discussed in these materials was reasonable.

     Enterprises' board also believes that a larger operation than Enterprises would see some operating efficiencies. Having the real estate, tax, financial, legal and other skills necessary for Enterprises' operations involves a significant level of essentially fixed costs. Once such a team is assembled, efficiencies can be achieved by using it to manage a larger portfolio of properties. Enterprises' board did not, however, want to increase the size of Enterprises and increase the management responsibilities of Enterprises' current management team. Among other things, a REIT is required to distribute substantially all of its income. As a result, a REIT can only increase the number of properties it manages by taking on additional debt, issuing new securities, or engaging in "like kind" exchanges of existing properties for a number of other properties. Enterprises' board did not find any of these possibilities attractive.

     Price. Once Enterprises' board concluded that it was a reasonable time for a transaction of this nature, the next question was price. Various individuals made several possible acquirers aware of Enterprises' potential interest in a sale, and Enterprises engaged in informal discussions with several potential acquirers. None of those entities indicated that they would pay as much as $8.50 per share of the Enterprises common stock, and, except for the discussions with New Plan Excel described above under "-- Background of the Exchange Offer," none of the discussions between those entities and Enterprises materialized into an offer to acquire Enterprises.

     Further, objective criteria provided support for the fairness of the price of $8.50 per share. Such price reflects a premium of 46.23% over the closing price of the Enterprises common stock on the Nasdaq National Market on April 30, 1999.

     Enterprises' board also considered the fact that no one approached Enterprises to discuss or propose a competing offer from the time of the announcement of the stockholders agreement on May 12, 1999 through the meeting of Enterprises' board on June 2. If a competing offer had been made during that period, Enterprises could have accepted it without any obligations to Legacy at all.

     In order to validate these conclusions further, Enterprises' board retained Valuation Research Corporation to evaluate the transaction from a financial point of view. That firm issued an opinion that Enterprises' board viewed as favorable, a copy of which is attached as Annex C. (You should read that opinion in its entirety to understand its limitations, the assumptions on which it is based, and its conclusions.)

     In reaching its conclusions, Enterprises' board also considered that a portion of Legacy's purchase price might be paid in debt instruments, which might be valued in the market at less than their par value. A lower valuation, of course, would mean that the effective purchase price was less than $8.50 per share. If the Legacy debentures or the Legacy notes traded at 90% of par, for example, the initial effective purchase price would be approximately $8.08 per share. Enterprises' board also considered that declines in market interest rates and, with respect to the Legacy debentures, the convertibility feature, could cause the Legacy debentures and the Legacy notes to trade at a price higher than 100% of par.

     Legacy. Enterprises' board also considered Legacy and its management. In particular, the board considered the risks described under the caption "Risk Factors" contained elsewhere in this prospectus. After considering these risks and the other information about Legacy that appears in this prospectus and related materials, Enterprises' board was comfortable establishing a relationship with Legacy. You should study this prospectus and related materials and make your own conclusions as to whether to accept the offer, and as to whether to retain an interest in Legacy's securities. From the perspective of Enterprises' board, there was a realistic possibility that the convertibility feature of the convertible debt could provide stockholders with some of the upside potential currently associated with their investment. However, Enterprises' board cannot provide you with any assurances on these questions and you should reach your own conclusions.

     Preferred Stock. After going through this analysis, Enterprises' board thought it also important to retain reasonable protections for the holders of the Enterprises preferred stock. Legacy agreed to various protections, including proposed charter amendments giving holders of the Enterprises preferred stock (excluding Legacy if it buys the Enterprises preferred stock) the right to elect a majority of Enterprises' directors even if Legacy owns 100% of the Enterprises common stock and any shares of the Enterprises preferred stock. These protections are explained in greater detail elsewhere in this prospectus, particularly in "-- Effect on Enterprises Preferred Stock" and "Description of the Agreements -- The Company Agreement." Naturally, Enter-prises' board cannot be sure that the provisions will be effective in providing protection for holders of the Enterprises preferred stock, and the holders will have to decide for themselves whether it is desirable to maintain their interest rather than selling all or part of it.

     Enterprises' board also considered that stockholders holding over 51% of the Enterprises voting power, and over 60% of the Enterprises common stock, had expressed satisfaction with the proposal of Legacy, and had placed, or indicated a willingness to place, their Enterprises common stock in escrow with instructions to accept the offer.


     Based on all of the foregoing, Enterprises' board determined that the potential negative factors described in this section were outweighed by the potential benefits of the transaction to the stockholders of Enterprises and voted unanimously to approve the exchange offer and to recommend that the holders of the Enterprises common stock accept the exchange offer.



     Although directors, executive officers and other personnel of Enterprises have interests in the exchange offer, as described under "Benefits to Enterprises' Insiders in the Exchange Offer," Enterprises' board did not consider the potential benefits to be received by these individuals as a factor in reaching its decision to approve and recommend the exchange offer.


FAIRNESS OPINION

     Enterprises' board of directors retained Valuation Research Corporation to render an opinion with respect to the fairness, from a financial point of view, of the consideration to be paid to the holders of the Enterprises common stock in our offer. The consideration in our offer was determined through arm's-length negotiations between Legacy and Enterprises.

     Since its founding in 1975, Valuation Research Corporation has provided valuation services to clients throughout the United States, including Fortune 500 companies, as well as internationally through its affiliation with various valuation companies across Europe and South America. The financial group activities of Valuation Research Corporation include financial advisory services, asset and securities valuations, industry and company research and analysis, litigation support and expert testimony. Valuation Research Corporation is regularly engaged in the valuation of businesses and their securities in connection with mergers, acquisitions and reorganizations and for estate, tax, corporate and other purposes.

     Valuation Research Corporation was initially retained by Enterprises in connection with Enterprises' initial discussions with New Plan Excel, but when that transaction did not proceed, Enterprises retained Valuation Research Corporation to render its opinion as to whether the consideration to be paid by Legacy to the holders of the Enterprises common stock in the exchange offer is fair, from a financial point of view, to the holders of the Enterprises common stock. Valuation Research Corporation was selected because of its experience and expertise. Prior to the engagements, neither Valuation Research Corporation nor any affiliate of Valuation Research Corporation had performed any investment banking or other financial services for or had any other material relationship with Legacy or Enterprises. Valuation Research Corporation did not receive any instructions from Enterprises, Legacy or any affiliate of Enterprises or Legacy with respect to the fairness opinion other than the direction from Enterprises to determine whether the consideration to be paid to the holders of the Enterprises common stock in our offer is fair from a financial point of view.

     Valuation Research Corporation delivered to Enterprises' board of directors its written opinion dated May 18, 1999 to the effect that, as of such date and based upon and subject to various considerations set forth in the opinion and such other factors as Valuation Research Corporation deemed relevant, the consideration to be paid by Legacy to the holders of the Enterprises common stock is fair from a financial point of view. Although we do not currently anticipate that the fairness opinion will be updated, Enterprises will consider the need for a revised fairness opinion if a material amendment to the stockholders agreement or the company agreement is made. For example, Enterprises might obtain a revised fairness opinion in the event of a change in the exchange rate, in the allocation of cash and securities included in the exchange rate, or in the terms of the Legacy debentures or the Legacy notes.

     THE COMPLETE TEXT OF VALUATION RESEARCH CORPORATION'S OPINION, INCLUDING EXHIBITS A AND B DELIVERED THEREWITH, IS ATTACHED HERETO AS ANNEX C AND THE SUMMARY OF THE OPINION SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE OPINION. STOCKHOLDERS OF ENTERPRISES ARE URGED TO READ THE OPINION CAREFULLY AND IN ITS ENTIRETY FOR A DESCRIPTION OF THE PROCEDURES FOLLOWED, THE FACTORS CONSIDERED AND THE ASSUMPTIONS MADE BY VALUATION RESEARCH CORPORATION. VALUATION RESEARCH CORPORATION'S OPINION TO ENTERPRISES' BOARD OF DIRECTORS ADDRESSES ONLY THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE CONSIDERATION TO BE PAID, AND DOES NOT CONSTITUTE A RECOMMENDATION TO YOU AS TO WHETHER YOU SHOULD EXCHANGE YOUR SHARES OF THE ENTERPRISES COMMON STOCK.

     In connection with rendering its opinion, Valuation Research Corporation:

     - reviewed the stockholders agreement and the company agreement,

     - reviewed and analyzed publicly available business and financial information of Enterprises and Legacy for recent years and interim periods to date, including, but not limited to:

         - Legacy's Annual Report on Form 10-K for the fiscal year ended July 31, 1998

         - Legacy's Transition Report on Form 10-Q for the transition period from August 1, 1998 to December 31, 1998,

         - Enterprises' Transition Report on Form 10-K for the transition period from September 1, 1997 to December 31, 1997, and

         - Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 1998,

     - reviewed and analyzed internal financial and operating information, including financial forecasts, analyses and projections prepared by management of Enterprises and Legacy,

     - conducted discussions with members of the senior management of Enterprises with respect to the business and prospects of Enterprises,

     - reviewed and considered financial and stock market data relating to Enterprises, and compared that data with similar data for other publicly traded companies that Valuation Research Corporation believed may be relevant, and

     - reviewed the financial terms, to the extent publicly available, of transactions that Valuation Research Corporation believed may be relevant.

     In addition, Valuation Research Corporation conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion.

     In rendering its opinion, Valuation Research Corporation assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with Valuation Research Corporation. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with Valuation Research Corporation, it was advised by Enterprises' management that those forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of management as to the future financial performance of Enterprises. Valuation Research Corporation did not make and was not provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Enterprises nor did Valuation Research Corporation make any physical inspection of the properties or assets of Enterprises. Valuation Research Corporation's opinion is based upon the conditions as they existed as of the date of its opinion and can be evaluated on that date only.


     The fairness opinion of Valuation Research Corporation was only one of many factors considered by Enterprises' board of directors in determining to approve the exchange offer and to recommend that the holders of the Enterprises common stock accept the exchange offer.


     The following paragraphs briefly summarize the quantitative analyses performed by Valuation Research Corporation in arriving at its opinion dated May 18, 1999 presented to Enterprises' board of directors.

     Comparable Companies Analysis. Valuation Research Corporation compared selected publicly-available historical and projected stock market data and financial results for Enterprises to the corresponding data of the following companies:

     - Burnham Pacific Properties, Inc.,

     - Developers Diversified Realty Corp.,

     - JDN Realty Corporation,

     - Kimco Realty Corporation, and

     - Weingarten Realty Investors (collectively, the Comparable Companies).

Such data included, among other things, multiples of current stock price to 1998 funds from operations per share (FFO) and projected 1999 FFO. FFO is defined as net income plus depreciation and amortization, excluding gains on sales of property, non-recurring charges, and other extraordinary items. All of the trading multiples of the Comparable Companies were based on closing stock prices as of April 30, 1999 and all FFO per share estimates were based on projections published, in the case of the Comparable Companies, by First Call and, in the case of Enterprises, projections provided by management. Accordingly, such estimated projections may or may not prove to be accurate.

     The Comparable Companies were found to have April 30, 1999 closing stock prices estimated to equal 8.5x to 12.9x 1998 FFO and 7.6x to 10.9x projected 1999 FFO. Applying such multiples to Enterprises' 1998 FFO per share ($0.67 assuming the issuance of the preferred stock at the beginning of the year) and projected 1999 FFO per share ($0.76) resulted in implied price ranges of $5.70 to $8.64 and $5.78 to $8.28, respectively. The offer price for Enterprises ($8.50) is within the ranges for the offer price implied by Valuation Research Corporation's comparable company analysis.

     Comparable Transactions Analysis. Valuation Research Corporation also analyzed publicly available information for five selected acquisition and merger transactions between REITs deemed by Valuation Research Corporation to be reasonably similar to the exchange offer. In examining these transactions, Valuation Research Corporation analyzed various financial parameters of the acquired company relative to the consideration offered. Combinations between REITs compared included:

     - Kimco Realty Corporation and The Price REIT, Inc.,

     - Simon DeBartolo Group, Inc. and Corporate Property Investors,

     - Prime Retail, Inc. and Horizon Group, Inc.,

     - Excel Realty Trust and New Plan Excel, and

     - Santa Anita Realty Enterprises and Meditrust (collectively, the Comparable Transactions).

     Valuation Research Corporation analyzed the multiple of consideration offered to each acquired company's last twelve month FFO. Based on this analysis, the implied last twelve month FFO as a multiple of the equity purchase price ranged between 7.4x and 12.2x. Applying such multiples to Enterprises' 1998 FFO per share ($0.67) resulted in an implied common stock price range of $4.96 to $8.17. The offer price for Enterprises exceeds the range for the offer price implied by Valuation Research Corporation's comparable transactions analysis.

     None of the companies or acquired entities utilized in the above Comparable Companies analysis and Comparable Transactions analysis for comparative purposes is, of course, identical to Enterprises. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the Comparable Companies and the acquired entities and other factors that could affect the value of the Comparable Companies and acquired entities as well as that of Enterprises.

     Discounted Cash Flow Analysis. Valuation Research Corporation performed a discounted cash flow analysis of the projected cash flow of Enterprises for calendar years 1999 through 2003, based in part on internal estimates provided by management. The stand-alone discounted cash flow analysis of Enterprises was determined by adding the present value of projected free cash flows over the five-year period from 1999 to 2003 and the present value of the estimated terminal value of Enterprises in year 2003 and subtracting the value of any long-term debt and preferred stock of Enterprises. The estimated terminal value was calculated based on a perpetuity formula assuming a 2.0% growth rate. The cash flows and terminal values of Enterprises were discounted to present value using a discount rate of 10.0%. The analysis resulted in an equity value of Enterprises of approximately $6.30 per share. The offer price for Enterprises exceeds this value.

     Historical Trading Price Analysis. Valuation Research Corporation also examined the history of the trading prices and volume for the shares of the Enterprises common stock. This examination showed that during the period from April 30, 1998 to April 30, 1999, the Enterprises common stock traded in the range of $4.35 to $5.81 per share. The offer price for Enterprises exceeds this range, representing a premium of approximately 46.3% over the closing price of $5.81 on April 30, 1999.

     Average Transaction Premium Analysis. Valuation Research Corporation reviewed mergers and acquisitions in the real estate industry utilizing publicly available data to derive an average premium paid over the public trading prices per share five days prior to the announcement of such transactions in 1997. Valuation Research Corporation noted that the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse and that premiums fluctuate among different industry sectors based on perceived growth, synergies, strategic value and the type of consideration utilized in the transaction. The analysis indicated that the average premium paid over trading prices was 22.5% in 1997. As noted above, the offer price for Enterprises represents a premium of approximately 46.3% over the closing price of $5.81 on April 30, 1999.

     REIT Unsecured Debt and Preferred Stock Issues Analysis. Valuation Research Corporation reviewed recently issued unsecured debt and preferred stocks in the U.S. REIT industry. This examination showed that U.S. REIT unsecured debt issues with a rating of between Baa1/BBB+ to Baa3/BBB- had a coupon rate range of 6.7% to 7.75%. Also, newly issued U.S. REIT preferred stocks with a rating of between ba2/ BB+ to baa2/BBB+ had a coupon in the range of 8.25% to 9.5% and a corresponding yield range of 8.29% to 9.49%.

     Valuation Research Corporation observed that the Legacy debentures and the Legacy notes offer a coupon rate at the high end of the above described unsecured debt issues and preferred stocks. Valuation Research Corporation also noted that the Legacy debentures offer the holders the potential to benefit from any potential appreciation in Legacy's equity market value.

     Valuation Research Corporation assigned equal weight to each of the analyses described above in reaching its conclusions. Valuation Research Corporation believes that its analysis in the summary set forth above must be considered as a whole. None of the factors discussed above or in the fairness opinion itself failed to support the conclusion of the fairness opinion that the transaction is fair from a financial point of view. Selecting portions of this analysis, without considering all of the analysis, would create an incomplete view of the process underlying Valuation Research Corporation's opinion. In performing its analysis, Valuation Research Corporation made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Enterprises and Legacy. The analysis performed by Valuation Research Corporation is not necessarily indicative of actual values or actual future results, both of which may be significantly more or less favorable than suggested by the analysis.

     Under the terms of Valuation Research Corporation's engagement, Enterprises has agreed to pay Valuation Research Corporation for its financial advisory services in connection with the exchange offer a fee of $70,000. Enterprises has also agreed to reimburse Valuation Research Corporation for its reasonable out-of-pocket expenses incurred in performing its services. In addition, Enterprises has agreed to pay a fee of $25,000 to Valuation Research Corporation for its work in connection with Enterprises' discussions with New Plan Excel.

EXCHANGE RATE


     We will pay $4.25 in cash and issue the principal amount of $2.75 in Legacy debentures and $1.50 in Legacy notes in exchange for each share of the Enterprises common stock tendered in the exchange offer. However, instead of issuing Legacy debentures and notes with a principal amount of other than $1,000 or an integral multiple of $1,000, we will pay you cash for amounts that are below a multiple of $1,000. For example, if you tender 1,000 shares of the Enterprises common stock in our offer, we will pay to you $5,500 in cash and issue to you the principal amount of $2,000 in Legacy debentures and $1,000 in Legacy notes. Although the exchange rate indicates that you should receive $4,250 in cash, $2,750 in principal amount of Legacy debentures and $1,500 in principal amount of Legacy notes, we will not be issuing Legacy debentures or Legacy notes in principal amounts other than $1,000 and multiple integrals thereof. Accordingly, in this example, $750 otherwise issuable in the form of a Legacy debenture and $500 otherwise issuable in the form of a Legacy note would be added to the amount to be paid to you in cash.


     Under the stockholders agreement, the cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum. The interest on the cash will be paid with the cash portion of the offer promptly after the expiration date. The interest on the Legacy debentures and the Legacy notes will be paid on their regular interest payment dates.

EXPIRATION DATE


     You have until 12:00 Midnight, New York City time, on               , 1999
to accept our offer, unless extended. At that time, our offer will expire. If we extend the expiration date, we will publicly announce the extension as soon as practicable after we make the extension, and in any event no later than 9:00 a.m. New York City time on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make a public announcement, we will not have any obligation to publish or communicate the public announcement other than by making a release to the Dow Jones News Services.

EXCHANGE AGENT

     Norwest Bank Minnesota, National Association has been appointed as exchange agent of the exchange offer. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for notice of guaranteed delivery (see below) should be directed to the exchange agent addressed as follows:

   By Registered or Certified Mail:           Facsimile Transmission:
   Price Enterprises Exchange Offer     Attn: Customized Fiduciary Services
   c/o Norwest Bank Minnesota, N.A.                (612) 667-9825
            P.O. Box 2370
      Minneapolis, MN 55402-0370               Confirm by Telephone:
 Attn: Customized Fiduciary Services               (612) 316-3667

        By Overnight Delivery:                   By Hand Delivery:
   Price Enterprises Exchange Offer       Price Enterprises Exchange Offer
   c/o Norwest Bank Minnesota, N.A.       c/o Norwest Bank Minnesota, N.A.
          Sixth & Marquette             Northstar East Building, 12th Floor
            MAC-N9303-120                     608 Second Avenue South
        Minneapolis, MN 55479                  Minneapolis, MN 55479
 Attn: Customized Fiduciary Services    Attn: Customized Fiduciary Services

EXCHANGE OF CASH, DEBENTURES AND NOTES FOR THE ENTERPRISES COMMON STOCK

     If you deliver a properly completed and executed letter of transmittal, which you received along with this prospectus, and stock certificates representing your shares of the Enterprises common stock prior to the expiration date to the exchange agent at its address, then you will have accepted the exchange offer as to the number of shares reflected on the stock certificates delivered. Alternatively, you may comply with the procedures for book-entry transfer or guaranteed delivery described below.

     Except as provided below, all signatures on a letter of transmittal must be guaranteed by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, which is a member of one of the recognized signature guarantee programs identified in the letter of transmittal (each such institution is referred to in this prospectus as an "eligible institution"). Signatures on a letter of transmittal need not be guaranteed if:

     - the letter of transmittal is signed by the registered holder of the shares of the Enterprises common stock tendered therewith and the registered holder has not completed the box entitled "Special Exchange Instructions" on the letter of transmittal, or

     - the shares of the Enterprises common stock tendered therewith are for the account of an eligible institution.

     YOU MUST CHOOSE HOW TO DELIVER THE LETTER OF TRANSMITTAL, STOCK CERTIFICATES AND OTHER NECESSARY DOCUMENTS TO THE EXCHANGE AGENT, AND YOU BEAR THE RISK OF HOW YOU MAKE THIS DELIVERY. WE RECOMMEND THAT YOU USE AN OVERNIGHT OR HAND DELIVERY SERVICE RATHER THAN A MAIL SERVICE. IN ALL CASES, YOU SHOULD ALLOW SUFFICIENT TIME TO ASSURE TIMELY DELIVERY. YOU SHOULD SEND THE LETTER OF TRANSMITTAL, STOCK CERTIFICATES AND OTHER NECESSARY DOCUMENTS TO THE EXCHANGE AGENT AT THE ADDRESS PROVIDED IN THIS PROSPECTUS AND THE LETTER OF TRANSMITTAL.

     If you want us to issue the Legacy debentures or the Legacy notes in a name other than the name in which your Enterprises stock certificates are registered, you must properly endorse or otherwise place in proper form for transfer your stock certificates so surrendered, and the person requesting this exchange must pay to Legacy or the exchange agent any applicable transfer or other taxes required due to the issuance of this certificate. If your Enterprises stock certificates are registered in the name of your broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your shares, you should contact the registered holder promptly and instruct the registered holder to tender on your behalf. If your stock certificates are registered in the name of the registered holder and you wish to tender on your own behalf, you must, before completing and executing the letter of transmittal and delivering the letter of transmittal, stock certificates, and other necessary documents, either arrange to register your shares in your name or obtain a properly completed stock power from the registered holder.

     If the letter of transmittal is signed by a person other than the registered holder of any of the Enterprises common stock listed therein, the stock certificates reflecting ownership of this Enterprises common stock must be endorsed or accompanied by appropriate stock powers that authorize this person to tender the Enterprises common stock on behalf of the registered holder, in either case signed as the name of the registered holder or holders appears on these stock certificates.

     If the letter of transmittal, any stock certificates representing the Enterprises common stock tendered, or any stock powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of a corporation, or others acting in a fiduciary or representative capacity, these persons should so indicate when signing and, unless waived by us, submit with the letter of transmittal evidence satisfactory to us of their authority to so act.

     After the expiration date the exchange agent will send us written notice of the amount of the outstanding Enterprises common stock validly tendered in the exchange offer. Promptly after we receive this notice, if all the conditions to the offer are satisfied or waived, then we will exchange each validly tendered share of the Enterprises common stock for cash, Legacy debentures and Legacy notes at the exchange rate described above.

     All questions as to the validity, form, eligibility, acceptance and withdrawal of the tendered shares of the Enterprises common stock will be determined by us in our sole discretion, and our determination will be final and binding. We reserve the absolute right to reject any and all shares of the Enterprises common stock not properly tendered or any shares of the Enterprises common stock our acceptance of which would, in the opinion of our counsel, be unlawful. We reserve the absolute right to waive any irregularities or conditions of tenders as to particular shares of the Enterprises common stock. Unless waived by us, any defects or irregularities in connection with tenders of shares of the Enterprises common stock must be cured within the time we determine. Neither we, the exchange agent nor any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of shares of the Enterprises common stock or withdrawal of shares nor shall any of them incur any liability for failure to give any notification. Tenders of shares of the Enterprises common stock will not be deemed to have been made until such defects or irregularities have been cured or waived. As soon as practicable following the expiration date, the exchange agent will return without cost any stock certificates representing the Enterprises common stock that were not properly tendered and as to which defects or irregularities have not been cured or waived to the tendering holder of these stock certificates, unless otherwise provided in the letter of transmittal. In the case of shares delivered by book-entry transfer within DTC, shares which are not properly tendered will be credited to the account of the participant in DTC which delivered the Enterprises common stock to the exchange agent.


     If any of the stock certificates representing your Enterprises common stock have been mutilated, lost, stolen or destroyed, you should contact the exchange agent at the address above for further instruction.


BOOK-ENTRY TRANSFER PROCEDURES

     The exchange agent will establish a new account or utilize an existing account with respect to the Enterprises common stock at DTC promptly after the date of this prospectus, and any financial institution that is a participant in DTC's system may make book-entry delivery of the Enterprises common stock by causing DTC to transfer these outstanding shares into the exchange agent's account in accordance with DTC's procedures for transfer. However, the exchange for the Enterprises common stock so tendered will only be made after timely confirmation of the book-entry transfer of the shares into the exchange agent's account, and timely receipt by the exchange agent of an agent's message and any other documents required by the letter of transmittal. The term "agent's message" means a message transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, that states that DTC has received an express acknowledgement from a participant in DTC tendering outstanding securities that are the subject of the book-entry confirmation stating:

     - the number of shares of the Enterprises common stock that have been tendered by such participant,

     - that such participant has received and agrees to be bound by the terms of the letter of transmittal, and

     - that we may enforce such agreement against the participant.

     Although delivery of outstanding securities may be effected through book-entry transfer into the exchange agent's account at DTC, the letter of transmittal, properly completed and validly executed, with any required signature guarantees, or an agent's message in lieu of the letter of transmittal, and any other required documents, must be delivered to and received by the exchange agent at one of its addresses listed above before 12:00 Midnight, New York City time, on the expiration date, or the guaranteed delivery procedure described below must be complied with.


     Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

GUARANTEED DELIVERY PROCEDURES

     Enterprises' stockholders who wish to tender their shares of the Enterprises common stock and whose stock certificates representing the Enterprises common stock are not immediately available or who cannot deliver the letter of transmittal, their stock certificates, or any other required documents to the exchange agent prior to the expiration date or who cannot complete the procedure for book-entry transfer on a timely basis, may effect a tender if:

     - the tender is made through an eligible institution,

     - prior to the expiration date, the exchange agent receives from this eligible institution a properly completed and duly executed notice of guaranteed delivery, which you received along with this prospectus, that:

     - sets forth the name and address of the holder of the Enterprises common stock, the certificate number or numbers of the Enterprises common stock, and the number of shares of the Enterprises common stock tendered,

     - states that the tender is being made thereby, and

     - guarantees that, within three business days after the expiration date, the letter of transmittal, the stock certificates representing the Enterprises common stock to be tendered in proper form for transfer or confirmation of book-entry transfer of the Enterprises common stock to be tendered into the exchange agent's account at DTC, and any other necessary documents will be deposited by the eligible institution with the exchange agent, and

     - a properly completed and executed letter of transmittal, together with the stock certificates representing all the tendered Enterprises common stock in proper form for transfer or confirmation of book-entry transfer of the Enterprises common stock to be tendered into the exchange agent's account at DTC, and all other necessary documents are received by the exchange agent within three business days after the expiration date.

DELIVERY OF CASH, DEBENTURES AND NOTES

     Promptly after the expiration date and our acceptance of your shares of the Enterprises common stock, the exchange agent will deliver the cash portion of the exchange consideration to you by check and the certificates representing the Legacy debentures and the Legacy notes. The cash will accrue interest at the rate of 8.0% per annum from August 15, 1999 until the expiration date and will be paid together with the cash portion of the consideration. Instead of issuing Legacy debentures and Legacy notes with a principal amount of other than $1,000 or an integral multiple of $1,000, we will pay cash for amounts that are below a multiple of $1,000. We will not pay any interest on the cash payment which represents principal amounts of the Legacy debentures and the Legacy notes that are below a multiple of $1,000.

CONDITIONS TO THE EXCHANGE

     Our offer is conditioned upon 8,000,000 shares of the Enterprises common stock being tendered for exchange and not withdrawn prior to the expiration date for the exchange offer. Under the stockholders agreement, Sol Price, as trustee of several trusts, and other stockholders of Enterprises have agreed to exchange their shares of the Enterprises common stock, which together aggregate 8,014,970 shares. These shares have been placed in escrow pending the closing of the exchange offer. Although we expect the minimum number of shares of the Enterprises common stock to be tendered in the exchange offer from the escrow described above, it is very important to us that you tender your shares.

     In addition, regardless of whether 8,000,000 shares of the Enterprises common stock are tendered in the exchange offer, we will be under no obligation to accept the shares if prior to the expiration date any of the following occur:

     - any court or other governmental entity shall have issued an order, decree or ruling or taken any other action, which order, decree, ruling or other action Legacy and Enterprises shall have used all reasonable efforts to resist, resolve or lift, as applicable:

         - seeking to restrain, enjoin or otherwise prohibit the transactions contemplated by the stockholders agreement,

         - seeking to prohibit or restrict the ownership or operation by Legacy of any material portion of Enterprises' business or assets,

         - making the acquisition of, or exchange for, some or all of the shares of the Enterprises common stock illegal, or

         - imposing material limitations on the ability of Legacy effectively to acquire or to hold or to exercise full rights of ownership of the Enterprises common stock,

     - any authorizations, consents, orders or approvals of, or declarations or filings with, any governmental entity which, if not obtained in connection with the closing of the transactions contemplated by the stockholders agreement, could reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition of Enterprises, including without limitation the effectiveness of any applicable registration statement or proxy materials, shall not have been obtained, declared, filed or have occurred, as the case may be,

     - (1) any general suspension of trading in, or limitation on prices for, the Enterprises common stock on the Nasdaq National Market, (2) a declaration of a banking moratorium or any general suspension of payments in respect of banks in the United States or (3) in the case of any of the foregoing events described in clauses (1) and (2) existing at the time of the commencement of our offer, a material acceleration or worsening thereof,

     - Enterprises commences a case under any chapter of Title XI of the United States Code, which is the federal bankruptcy law, or any similar law or regulation; or a petition under any chapter of Title XI of the United States Code or any similar law or regulation shall have been filed against Enterprises which is not dismissed within three business days,

     - any change, development, effect or circumstance shall have occurred or be threatened with respect to Enterprises' major tenant, Costco Companies, Inc., formerly Price/Costco, Inc., that would reasonably be expected to have a material adverse effect on the business, assets, results of operations or condition of Enterprises, or

     - the stockholders agreement among Legacy, Sol Price, as trustee of several trusts, and other stockholders of Enterprises shall have been terminated.

TERMINATION OF THE EXCHANGE OFFER

     Our exchange offer, as well as the stockholders agreement and the company agreement, may be terminated at any time prior to the expiration date if:

     - the parties to the agreements agree to the termination,

     - any party materially breaches its obligations under the agreements,

     - we do not close the exchange offer by                       , 1999, other
       than as a result of any conditions to the exchange offer not being satisfied, or

     - any conditions to the exchange offer are not satisfied by December 1, 1999 due to no fault of the parties.

     If the agreements terminate under the second point above, the breaching party is obligated to pay the nonbreaching party liquidated damages in the amount of $7.5 million (or $7.5 million plus interest in the case of a material breach by Legacy); provided that, in the case of a material breach by Enterprises, we may elect, in lieu of the liquidated damages, to close the exchange offer and obtain the shares held in escrow and all other shares tendered in the offer. If the agreements terminate under the third point above, we are obligated to pay Enterprises liquidated damages in the amount of $7.5 million plus interest. If the agreements terminate under the first or fourth point above, the escrow will be terminated, all items held in the escrow will be returned to the parties who deposited them, and none of the parties generally will have any further obligations thereunder. The amount payable by Legacy to Enterprises is subject to increase based on the timing of the termination as described in "Description of the Agreements -- The Stockholders Agreement."

     If the exchange offer is terminated without our acceptance of any shares of the Enterprises common stock tendered, we will promptly return all shares tendered to the appropriate Enterprises' stockholders.

WITHDRAWAL RIGHTS

     You may withdraw tenders of your shares of the Enterprises common stock at any time before the exchange offer expires. If you change your mind again, you may retender your shares of the Enterprises common stock by following the exchange offer procedures again prior to the expiration of the exchange offer.

     For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at one of its addresses set forth in the section of this prospectus titled "-- The Exchange Agent." The notice of withdrawal must:

     - specify the name of the person having tendered the shares of the Enterprises common stock to be withdrawn,

     - identify the number of shares of the Enterprises common stock to be withdrawn,

     - specify the name in which physical share certificates representing the Enterprises common stock are registered, if different from that of the withdrawing holder, and

     - in the case of a book-entry transfer, specify the name and number of the account at DTC to be credited with the withdrawn shares of the Enterprises common stock and otherwise comply with the procedures of DTC.

     If certificates for the Enterprises common stock have been delivered or otherwise identified to the exchange agent, then, before the release of such certificates, the withdrawing holder must also submit the serial numbers of the particular certificates to be withdrawn and a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

     Any shares of the Enterprises common stock withdrawn will be deemed not to have been validly tendered for exchange for purposes of our offer. Any shares which have been tendered for exchange but which are not exchanged for any reason will be promptly returned to the holder who tendered the shares. Properly withdrawn shares may be retendered by following one of the procedures described in this prospectus and the letter of transmittal.

     Except as otherwise provided above, any tender of shares of the Enterprises common stock made under the exchange offer is irrevocable.

FEDERAL INCOME TAX CONSEQUENCES

     The exchange of the Enterprises common stock for cash, Legacy debentures and Legacy notes in the exchange offer will be a taxable transaction for United States federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. You should carefully read the summary of the federal income tax consequences of the exchange offer, and of acquiring, owning and disposing of the Legacy debentures and the Legacy notes, under "United States Federal Income Tax Consequences" and are urged to consult with your own tax advisors as to the federal, state, local and foreign tax consequences in your particular circumstance.

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

FEES AND EXPENSES

     We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by our officers and regular employees and the officers and regular employees of our affiliates.

     We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to brokers, dealers or others soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

     We will pay the cash expenses to be incurred in connection with the exchange offer, which are estimated in the aggregate to be approximately $8.0 million. Such expenses include registration fees, fees and expenses of the exchange agent for our offer and the trustee under the indentures for the Legacy debentures and the Legacy notes, accounting and legal fees, printing costs, severance payments to Enterprises' employees and payments with respect to the Enterprises stock options, among others.

     We will pay all transfer taxes, if any, applicable to the exchange of cash, Legacy debentures and Legacy notes for the Enterprises common stock in the exchange offer. If, however, a transfer tax is imposed for any reason other than the exchange of cash, Legacy debentures and Legacy notes for the Enterprises common stock in the exchange offer, then the amount of any transfer taxes will be payable by the tendering stockholder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the Enterprises' stockholder.

RESALES OF THE LEGACY DEBENTURES AND THE LEGACY NOTES BY ENTERPRISES' AFFILIATES

     Although we will register with the SEC under the Securities Act of 1933 the Legacy debentures and the Legacy notes to be issued to Enterprises' stockholders in the exchange offer, affiliates of Enterprises must comply with the provisions of Rule 145 under the Securities Act of 1933. Enterprises' affiliates include any person who, directly or indirectly, controls, or is controlled by, or is under common control with Enterprises. Rule 145(d) requires that each person deemed to be an affiliate of Enterprises must resell his Legacy debentures and Legacy notes in compliance with the requirements of Rule 144 under the Securities Act of 1933 if the Legacy debentures or the Legacy notes are sold within the first year after the receipt thereof. After the first anniversary of our issuance of the Legacy debentures and the Legacy notes, if this person is not an affiliate of Legacy and Legacy is current in the filing of its periodic securities law reports, this person may freely resell his Legacy debentures and Legacy notes received in the exchange offer without limitation. After the second anniversary of our issuance of the Legacy debentures and the Legacy notes, if this person is not an affiliate of Legacy at the time of sale and has not been so for at least three months prior to the sale, this person may freely resell his Legacy debentures and Legacy notes without limitation, regardless of the status of our periodic securities law reports.

REGULATORY MATTERS

     We believe that the exchange offer may be closed without notification being given or information being furnished to the Federal Trade Commission or the Antitrust Division of the Department of Justice under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and that no waiting period requirements under the Hart-Scott-Rodino Act are applicable to our offer.

EFFECT ON OPTIONS TO PURCHASE THE ENTERPRISES STOCK

     Our offer does not apply to options to purchase the Enterprises stock. However, we have agreed with Enterprises in the company agreement to accelerate the vesting of the Enterprises stock options and to make cash payments with respect to those options.

EFFECT ON THE ENTERPRISES PREFERRED STOCK

     Our offer does not apply to the Enterprises preferred stock, which will remain outstanding following the exchange offer. We have agreed in the company agreement that after the closing of the exchange offer, the holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors and to have one designee on Legacy's board of directors, until:

     - less than 2,000,000 shares of the Enterprises preferred stock remain outstanding,

     - we make an offer to purchase any and all outstanding shares of the Enterprises preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn, or

     - the directors of Enterprises (1) issue any equity securities without unanimous approval of Enterprises' board or (2) fail to pay dividends on the Enterprises common stock in an amount necessary to maintain Enterprises' status as a REIT, or in an amount equal to the excess, if any, of Enterprises' funds from operations, less preferred stock dividends, over $7.5 million.

     In addition, Legacy has agreed by separate letter to take some affirmative actions to preserve Enterprises' status as a REIT in consideration of Enterprises' approval of the exchange offer.

ACCOUNTING TREATMENT

     For accounting purposes, neither Legacy nor Enterprises will recognize a gain or loss as a result of the exchange offer. Enterprises will, however, expense its costs related to the exchange offer. We will account for our purchase of the Enterprises common stock under the equity method. Under the equity method, we will report our investment as a one-line item on our balance sheet and our equity in the earnings or loss of Enterprises as a one-line item on our statement of income. We will not consolidate the accounts of Enterprises because the holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors following the closing of the exchange offer. However, if one of the conditions occurs which terminates the right of the holders of the Enterprises preferred stock to elect a majority of Enterprises' board, we may be able to consolidate the accounts of Enterprises at that time.

POSSIBLE MERGER AND APPRAISAL RIGHTS

     After the exchange, we may merge Enterprises with a wholly-owned subsidiary of Legacy. Whether we decide to proceed with a merger depends upon a number of factors which cannot be ascertained at the present time. These factors include the number of shares which are tendered in our offer, the relative attractiveness of completing the merger compared to investing our resources in other investments, and the availability of financing to fund the cash portion of the consideration required to effect the merger. The more shares tendered in the exchange offer, the more likely it is that we will effect the merger as less cash will be required to pay for the remaining shares. The merger will have no effect on Enterprises' stockholders who accept our offer. It will affect, however, Enterprises' stockholders who do not accept our offer. If we proceed with a merger, we will give those stockholders the identical amount and ratio of cash, Legacy debentures and Legacy notes for their shares of the Enterprises common stock as is being offered to you.

     If the Enterprises common stock is listed on the Nasdaq National Market on the record date for determining stockholders entitled to vote on the merger, no appraisal rights will be available to Enterprises' stockholders in connection with the merger. In contrast, if the Enterprises common stock is not listed on the Nasdaq National Market on such record date, Enterprises' stockholders will be entitled to appraisal rights in connection with the merger. The continued listing of the Enterprises common stock will depend on the number of shares outstanding after the exchange offer. There will be approximately 5.3 million shares outstanding after the tender of the Enterprises common stock held in escrow under the stockholders agreement. If a sufficient number of additional shares is tendered to reduce the outstanding shares below 750,000, which is the minimum number required by the Nasdaq National Market for continued listing, the Enterprises common stock may be delisted from the Nasdaq National Market and Enterprises' stockholders may be entitled to appraisal rights in connection with the merger.

                         DESCRIPTION OF THE AGREEMENTS

     The following is a brief summary of the material provisions of the stockholders agreement and the company agreement. Copies of the agreements are included as Annex A and Annex B, respectively, and are incorporated herein by reference. This summary does not purport to be complete and is qualified in its entirety by reference to the stockholders agreement and the company agreement. All Enterprises' stockholders are urged to read the stockholders agreement and the company agreement in their entirety.

THE STOCKHOLDERS AGREEMENT

     We entered into two agreements that govern our actions with respect to our offer to exchange cash, Legacy debentures and Legacy notes for your shares of the

Enterprises common stock. The first agreement, as amended, is referred to in this prospectus as the "stockholders agreement." The stockholders agreement was entered into with Sol Price, as trustee of several trusts, all of the directors of Enterprises and some of their family members, the President and Chief Executive Officer of Enterprises, and numerous other individuals and entities known to Mr. Price.

     Under the stockholders agreement, we agreed to pay $8.50 per share for the Enterprises common stock, comprised, at our election, of $8.50 in cash or:

     - at least $4.25 in cash,

     - at least $2.75 in principal amount of the Legacy debentures, and

     - $1.50 per share in whatever combination we may choose of cash, Legacy debentures or Legacy notes.


     We ultimately decided to make our offer to you at the exchange rate of $4.25 in cash, $2.75 in principal amount of Legacy debentures and $1.50 in principal amount of Legacy notes for each share of the Enterprises common stock.


     The cash, debentures and notes issued in the exchange offer will accrue interest from August 15, 1999. The cash will accrue interest at the rate of 8.0% per annum, the Legacy debentures will accrue interest at the rate of 9.0% per annum, and the Legacy notes will accrue interest at the rate of 10.0% per annum.

     On May 21, 1999, Sol Price, as trustee, and the other stockholders of Enterprises who are parties to the stockholders agreement deposited an aggregate of 4,464,382 shares of the Enterprises common stock, representing approximately 28.5% of the Enterprises voting power, into escrow, and we deposited into escrow the sum of $1.0 million. The stockholders agreement granted Enterprises' board of directors the right to determine whether the transaction would proceed, and if so, whether the transaction would proceed as an exchange offer or a merger.

     Enterprises' board met on June 2, 1999 and approved the transaction and determined that the transaction would proceed as an exchange offer. In deciding that the transaction should proceed as an exchange offer, Enterprises' board focused mainly on the ability of each holder of the Enterprises common stock to make his or her own decision in an exchange offer as to whether to exchange the holder's shares for the consideration offered by Legacy or to remain a stockholder of Enterprises. Enterprises' board also believed that an exchange offer would be completed more quickly than a merger. On June 4, 1999, some of Enterprises' stockholders who signed the stockholders agreement deposited additional shares of the Enterprises common stock into escrow so that the aggregate number of shares held in escrow would be 8,014,970, which represents approximately 51% of the Enterprises voting power. At the same time, we deposited an additional $6.5 million into escrow so that a total of $7.5 million in cash would be held in escrow. The shares held in escrow will be tendered in the exchange offer, and the funds held in escrow will be released to satisfy a portion of our monetary obligations under the exchange offer.


     We agreed to deposit an additional $1.0 million in cash into escrow on each of September 1, 1999, October 1, 1999 and November 1, 1999 if, as to each such date, the exchange offer has not closed. On each of September 1, 1999 and October 1, 1999, we deposited an additional $1.0 million into escrow as required by the stockholders agreement so that a total of $9.5 million in cash would be held in escrow. These funds will be released to satisfy a portion of our monetary obligations under the exchange offer. However, if the exchange offer is terminated in such a manner as to require us to pay liquidated damages to Enterprises as described below, these funds will be added to the amount payable by Legacy to Enterprises thereby bringing the total liquidated damages to as much as $10.5 million.


     Mr. Price, as trustee, and the other stockholders of Enterprises who are parties to the stockholders agreement agreed not to sell their shares of the Enterprises common stock until the exchange offer is closed or otherwise terminated, and to vote their shares of the Enterprises common stock and preferred stock against any proposal by a third party (other than Legacy) to acquire more than 25% of the voting power of Enterprises or all or substantially all of the assets of Enterprises.

THE COMPANY AGREEMENT

     On June 2, 1999, following the approval of the exchange offer by our board of directors and Enterprises' board of directors, we entered into an agreement with Enterprises which, as amended, is referred to in this prospectus as the "company agreement."

     Under the company agreement, Enterprises or Enterprises' board of directors, as applicable, is obligated to:

     - not take any action to revoke, modify or otherwise alter its approval of the exchange offer,

     - permit Gary B. Sabin, Chairman, President and Chief Executive Officer of Legacy, and Richard B. Muir, Executive Vice President and Director of Legacy, to attend all meetings of Enterprises' board of directors (other than those relating to the exchange offer or any competing transaction) in a non-voting observer capacity until the closing of the exchange offer, at which time the directors of Enterprises will cause Messrs. Sabin and Muir or two other designees of Legacy to be appointed to the board of directors of Enterprises,

     - appoint Mr. Sabin as Chief Executive Officer of Enterprises effective upon the closing of the exchange offer,

     - act only in the ordinary course of business until the closing of the exchange offer, and

     - cooperate with Legacy with respect to the exchange offer documents and use all reasonable efforts to satisfy the conditions to the exchange offer.

     Under the company agreement, Legacy has agreed that, following the closing of the exchange offer, the holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors and to have one designee on Legacy's board of directors, until:

     - less than 2,000,000 shares of the Enterprises preferred stock remain outstanding,

     - we make an offer to purchase any and all outstanding shares of the Enterprises preferred stock at a cash price of $16.00 per share, and purchase all shares duly tendered and not withdrawn, or

     - the directors of Enterprises (1) issue any equity securities without unanimous approval of Enterprises' board or (2) fail to pay dividends on the Enterprises common stock in an amount necessary to maintain Enterprises' status as a REIT, or in an amount equal to the excess, if any, of Enterprises' funds from operations, less preferred stock dividends, over $7.5 million.

     The third point above is intended to protect the interests of the holders of the Enterprises preferred stock by creating an annual reserve of $7.5 million at the Enterprises level which will not be distributed to Legacy or any other holder of the Enterprises common stock. This reserve will limit our ability to receive cash distributions from Enterprises for so long as the Enterprises preferred stock is outstanding. We have agreed with Enterprises that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the repurchase of the Enterprises preferred stock or the reduction of Enterprises' debt.

     Under the company agreement, Legacy is also obligated to:

     - not cause a change of control of Enterprises including by a change of control of Legacy itself:

       - prior to the closing of the exchange offer, without the consent of Sol Price, or

       - after the closing of the exchange offer, without either offering to purchase all shares of the Enterprises preferred stock or obtaining the approval of Enterprises' board of directors,

     - after the closing of the exchange offer, cause Enterprises to pay all severance obligations owing to Enterprises employees, and to accelerate the vesting of all stock options held by Enterprises' employees and directors and to make cash payments with respect to those options,

     - after the closing of the exchange offer, cause Enterprises to maintain directors and officers' liability insurance insuring all persons who are or were directors or officers of Enterprises in an amount not less than that in effect on April 30, 1999, for a period of at least three years following the closing of the exchange offer, and

     - until such time as there are no shares of the Enterprises preferred stock outstanding, not take any action that would cause Enterprises to fail to qualify as a REIT.

     In addition, Legacy has agreed by separate letter to take some affirmative actions to preserve Enterprises' status as a REIT in consideration of Enterprises' approval of the exchange offer.

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TERMINATION OF THE AGREEMENTS AND LIQUIDATED DAMAGES

     The stockholders agreement and the company agreement, as well as our exchange offer, may be terminated if:

     - the parties to the agreements agree to the termination,

     - any party materially breaches its obligations under the agreements,

     - we do not close the exchange offer by                       , 1999, other
       than as a result of any conditions to the exchange offer not being satisfied, or

     - any conditions to the exchange offer are not satisfied by December 1, 1999 due to no fault of the parties.

     If the agreements terminate under the second point above, the breaching party is obligated to pay the nonbreaching party liquidated damages in the amount of $7.5 million (or $7.5 million plus interest in the case of a material breach by Legacy). In lieu of liquidated damages, we may elect to close the exchange offer and obtain the shares held in escrow and all other shares tendered in the offer. If the agreements terminate under the third point above, we are obligated to pay Enterprises liquidated damages in the amount of $7.5 million plus interest. If the agreements terminate under the first or fourth point above, the escrow will be terminated, all items held in the escrow will be returned to the parties who deposited them, and the parties generally will have no further obligations to each other. The amount payable by Legacy to Enterprises is subject to increase based on the timing of the termination as described in "-- The Stockholders Agreement."

     If the exchange offer is terminated without our acceptance of any shares of the Enterprises common stock tendered, we will promptly return all shares tendered to the appropriate stockholders of Enterprises.

                      DESCRIPTION OF LEGACY CAPITAL STOCK

GENERAL

     Legacy's authorized capital stock consists of 150,000,000 shares of common stock and 50,000,000 shares of preferred stock. A certificate of designation classifies 25,000,000 shares of our preferred stock as Series B preferred stock. At August 31, 1999, we had outstanding approximately 33,457,804 shares of common stock and 21,281,000 shares of Series B preferred stock. As of August 31, 1999, 3,932,000 shares of Legacy common stock were reserved for issuance upon exercise of outstanding options.

LEGACY COMMON STOCK

     Voting Rights. Each holder of Legacy common stock is entitled to one vote for each share registered in his name on the books of Legacy on all matters submitted to a vote of stockholders. Except as otherwise provided by law, the holders of Legacy common stock vote as one class. The shares of common stock do not have cumulative

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voting rights. As a result, subject to the voting rights, if any, of the holders of any shares of preferred stock which may at the time be outstanding, the holders of common stock entitled to exercise more than 50% of the voting rights in an election of directors will be able to elect 100% of the directors to be elected if they choose to do so. In such event, the holders of the remaining shares of common stock voting for the election of directors will not be able to elect any persons to our board of directors. Our charter and our amended and restated bylaws contain provisions that could have an anti-takeover effect.

     Dividend Rights. Subject to the rights of the holders of any shares of Legacy preferred stock which may at the time be outstanding, holders of Legacy common stock will be entitled to such dividends as our board of directors may declare out of funds legally available therefor. Because portions of our operations may be conducted through subsidiaries, our cash flow and consequent ability to pay dividends on the common stock may be dependent to some degree upon the earnings of such subsidiaries and on dividends and other payments therefrom.

     Liquidation Rights and Other Provisions. Subject to the prior rights of creditors and the holders of any Legacy preferred stock which may be outstanding from time to time, the holders of Legacy common stock are entitled in the event of liquidation, dissolution or winding up to share pro rata in the distribution of all remaining assets.

     Legacy common stock is not liable for any calls or assessments and is not convertible into any other securities. In addition, there are no redemption or sinking fund provisions applicable to the common stock.

LEGACY PREFERRED STOCK

     Under Legacy's charter, our board of directors is authorized generally without stockholder approval to issue shares of preferred stock from time to time, in one or more classes or series. Prior to the issuance of shares of each series, the board of directors is required by the DGCL and Legacy's charter to adopt resolutions and file a certificate of designation with the Delaware Secretary of State. The certificate of designation fixes for each class or series the designations, powers, preferences, rights, qualifications, limitations and restrictions, including the following:

     - the number of shares constituting each class or series,

     - voting rights,

     - rights and terms of redemption, including sinking fund provisions,

     - dividend rights and rates,

     - dissolution,

     - terms concerning the distribution of assets,

     - conversion or exchange terms,

     - redemption prices, and

     - liquidation preferences.

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

     Holders of our Series B preferred stock are entitled to receive, when, as and if declared by the board of directors, cumulative cash dividends payable in an amount per share equal to the cash dividends, if any, on the shares of common stock into which our shares of Series B preferred stock are convertible. Holders of the Series B preferred stock are also entitled to a liquidation preference of $5.00 per share, plus a premium of 7.0% per annum, in the event of our liquidation, dissolution or other winding up of our affairs. The shares of Series B preferred stock are convertible into our common stock at our option or at the option of the holders at any time, on a one-for-one basis, subject to adjustments.

REGISTRAR AND TRANSFER AGENT

     BankBoston, N.A. is the registrar and transfer agent for our common stock and Series B preferred stock.

           DESCRIPTION OF THE LEGACY DEBENTURES AND THE LEGACY NOTES

GENERAL

     We will issue the Legacy debentures and the Legacy notes under separate indentures between us and Norwest Bank Minnesota, National Association, as trustee. The following is a summary of the material provisions of the indentures and the related pledge agreements. It does not include all of the provisions of the indentures or the pledge agreements. We urge you to read the indentures and the pledge agreements because they define your rights. The terms of the Legacy debentures and the Legacy notes include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act (the TIA) as in effect on the date of the indentures. Copies of the indentures and the pledge agreements have been filed as exhibits with the registration statement of which this prospectus is a part and may be obtained from us or the information agent. You can find definitions of some of the terms used in the following summary under "-- Definitions."

     The Legacy debentures and the Legacy notes will be secured by a first priority security interest in 117.647 shares of the Enterprises common stock for each $1,000 principal amount of the Legacy debentures and the Legacy notes. However, the Legacy debentures and the Legacy notes will not be secured by any of our other assets, and therefore will be effectively subordinated in right of payment to our other secured indebtedness to the extent of the collateral securing that indebtedness, and effectively subordinated in right of payment to all of the indebtedness and other liabilities of our subsidiaries.

     The Legacy debentures will rank subordinate in right of payment to all of our senior debt, except with respect to the Enterprises common stock securing the debentures. The Legacy notes will be senior obligations of Legacy, will rank equal in right of payment with all existing and future senior indebtedness of Legacy and will rank senior in right of payment to the Legacy debentures, except with respect to the Enterprises common stock securing the debentures, and any future subordinated indebtedness of Legacy. However, the Legacy notes will be effectively subordinated in

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right of payment to our other secured indebtedness to the extent of the collateral securing that indebtedness, and effectively subordinated in right of payment to all of the indebtedness and other liabilities of our subsidiaries.

     The indentures will permit the incurrence of additional debt, including secured debt, by us and our subsidiaries, without restriction.

     We will issue the Legacy debentures and the Legacy notes in fully registered form in denominations of $1,000 and integral multiples of $1,000. The trustee will initially act as paying agent, conversion agent and registrar. The debentures and notes may be presented for registration of transfer and exchange at the offices of the registrar. We may change any paying agent, conversion agent and registrar without notice to holders of the Legacy debentures or the Legacy notes. We will pay principal, and premium, if any, on the Legacy debentures and the Legacy notes at the trustee's corporate office in New York, New York. At our option, interest also may be paid by mailing a check to the holder's registered address.

MATURITY AND INTEREST

     The Legacy debentures and the Legacy notes will mature on               ,
2004. The Legacy debentures accrue interest at the rate of 9.0% per annum from August 15, 1999 and the Legacy notes accrue interest at the rate of 10.0% per annum from August 15, 1999. Interest on the debentures and the notes will be
payable semiannually in cash on each               and               ,
commencing on               , 2000.

     We will make interest payments to the persons who are registered holders of the Legacy debentures and the Legacy notes at the close of business on
              and               immediately preceding the applicable interest
payment date.

     Neither the Legacy debentures nor the Legacy notes contain any mandatory sinking fund.

REDEMPTION

     The Legacy debentures are not redeemable before               , 2001. The
Legacy notes are redeemable at any time. In each case, we may redeem the Legacy debentures and/or the Legacy notes at our option, in whole or in part, upon not less than 30 nor more than 60 days' notice. Any redemption will be at the price of 100% of the principal amount being redeemed. In addition, we must pay all accrued and unpaid interest on the debentures and/or notes redeemed.

SELECTION AND NOTICE OF REDEMPTION

     In the event that we choose to redeem less than all of the Legacy debentures or less than all of the Legacy notes, selection of the debentures or notes for redemption will be made by the trustee either:

     - on a pro rata basis,

     - by lot, or

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

     - in compliance with the requirements of the principal national securities exchange, if any, on which the Legacy debentures or the Legacy notes are listed, as the trustee shall deem fair and appropriate.

     No Legacy debentures or Legacy notes of a principal amount of $1,000 or less may be redeemed in part.

     We will send notice of redemption by first-class mail at least 30 but not more than 60 days before the redemption date to each holder of Legacy debentures or Legacy notes to be redeemed at its registered address. On and after the redemption date, interest will cease to accrue on the Legacy debentures and the Legacy notes called for redemption as long as we have deposited with the paying agent funds in satisfaction of the redemption price. The trustee will initially serve as the paying agent.

SECURITY

     Legacy and Norwest Bank Minnesota, National Association, as collateral agent, have entered into two pledge agreements, each in the same form, which provide for first priority pledges by Legacy to the collateral agent for the benefit of the holders of the Legacy debentures and the Legacy notes of 117.647 shares of the Enterprises common stock for each $1,000 principal amount of the debentures and the notes. Initially, an aggregate of approximately 6.7 million shares of the Enterprises common stock will secure the Legacy debentures and the Legacy notes, assuming all of the shares of the Enterprises common stock are tendered in the exchange offer. The shares pledged to secure the Legacy debentures and the Legacy notes will be released over time if we redeem any Legacy debentures or Legacy notes before their maturity so that at any given time the number of shares pledged will be 117.647 shares per $1,000 principal amount of outstanding Legacy debentures and Legacy notes. There can be no assurance that the Enterprises common stock will be worth $8.50 per share at the time the shares may be used to satisfy our obligations.

     To secure Legacy's obligations under the loan from The Sol and Helen Price Trust, the pledge agreements permit Legacy to grant to the trust a first priority security interest in all shares of the Enterprises common stock owned at any time by Legacy which are not securing the Legacy debentures or the Legacy notes. Legacy will also grant to the trust a second priority security interest in the Enterprises common stock securing the Legacy debentures and the Legacy notes. To the extent any shares of the Enterprises common stock are released from the first priority security interest under the pledge agreements in favor of the Legacy debentures and Legacy notes, those shares will continue to secure Legacy's obligations to The Sol and Helen Price Trust until that loan is paid in full.

     So long as no event of default under the indentures or the loan from The Sol and Helen Price Trust has occurred and is continuing and the obligations of Legacy have not been accelerated, Legacy will be entitled to receive all cash dividends with respect to the Enterprises common stock pledged by it and to exercise any voting and other

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consensual rights pertaining to the shares. If the obligations of Legacy under either of the indentures or the loan from the trust are accelerated:

     - all rights of Legacy to exercise voting or other consensual rights pertaining to the shares will cease, and the collateral agent will have these rights,

     - all rights of Legacy to receive cash dividends, interest and other payments made upon or with respect to the Enterprises common stock will cease and the cash dividends, interest and other payments will be paid to the collateral agent, and

     - the collateral agent may sell the Enterprises common stock in accordance with the terms of the pledge agreements.

     All funds distributed under the pledge agreements and received by the collateral agent for the benefit of the holders of the Legacy debentures and the Legacy notes will be distributed by the collateral agent pro rata to the holders. The Sol and Helen Price Trust will be entitled to proceeds from the shares which have been pledged in first priority for the benefit of the holders of the Legacy debentures and the Legacy notes only if the claims of those holders have been fully satisfied.

     Under the terms of the pledge agreements, the collateral agent will determine the circumstances and manner in which the Enterprises common stock will be disposed of, including the determination of whether to release all or any portion of the pledged shares from the liens created by the pledge agreements and whether to foreclose on the pledged shares following an event of default.

RANKING

     Legacy Debentures. The payment of all obligations on the Legacy debentures is subordinated in right of payment to the prior payment in full in cash or cash equivalents of all obligations on our senior debt, including the Legacy notes, except with respect to the Enterprises common stock securing the debentures. The Legacy debentures also will be effectively subordinated in right of payment to our other secured indebtedness to the extent of the collateral securing that indebtedness, and effectively subordinated in right of payment to all of the indebtedness and other liabilities of our subsidiaries.

     In the event of any distribution to our creditors in a liquidation or dissolution of Legacy, or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to us or our property, the holders of senior debt will be entitled to receive payment in full in cash of all obligations due in respect of senior debt, including interest after the commencement of any bankruptcy or similar proceeding whether or not the interest is an allowed claim in the proceeding, before the holders of Legacy debentures will be entitled to receive any payment with respect to the Legacy debentures. However, the holders of the Legacy debentures will be entitled to the proceeds of our first priority pledge of 117.647 shares of the Enterprises common stock for each $1,000 principal amount of the debentures.

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

     We also may not make any payment in respect of the Legacy debentures if:

     - a payment default on senior debt occurs and is continuing, or

     - any other default occurs and is continuing on senior debt that permits holders of the senior debt to accelerate its maturity and the trustee receives a notice of such default (a payment blockage notice) from the representative of any senior debt.

     Payments on the Legacy debentures may and will be resumed in the case of a payment default, upon the date on which the default is cured or waived, or, if the default is not the subject of judicial proceedings, upon the date that is 120 days after notice is given. No new payment blockage notice with respect to the same issue of senior debt may be delivered unless and until nine months have elapsed since the effectiveness of the immediately prior payment blockage notice.

     We must promptly notify holders of senior debt if payment of the Legacy debentures is accelerated because of an event of default.

     As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of Legacy, holders of the Legacy debentures may recover less ratably than our creditors who are holders of senior debt. For a description of some of the implications of these subordination provisions, see "Risk Factors -- The Legacy debentures rank junior to our existing debt and possibly all of our future borrowings."

     As of August 31, 1999, we had:

     - approximately $98.4 million in outstanding debt that ranks senior to the Legacy debentures,

     - no debt that ranks equal to the Legacy debentures, and

     - no debt that ranks junior to the Legacy debentures.

     The Legacy notes will rank senior to the Legacy debentures and, accordingly, after the closing of the exchange offer and assuming all shares of the Enterprises common stock are tendered, on a pro forma basis we will have approximately $145.4 million in senior debt outstanding including the Legacy notes but not taking into account Enterprises' total indebtedness of approximately $83.4 million.

     The indenture for the Legacy debentures will permit the incurrence of additional debt without restriction.

     Legacy Notes. The Legacy notes will be senior obligations of Legacy, will rank equal in right of payment to all existing and future senior indebtedness of Legacy and will rank senior in right of payment to the Legacy debentures and any future subordinated indebtedness of Legacy. The Legacy notes will be secured by our first priority pledge of 117.647 shares of the Enterprises common stock for each $1,000 principal amount of the notes. However, the Legacy notes will be effectively subordinated in right of payment to our other secured indebtedness to the extent of the collateral securing that indebtedness, and effectively subordinated in right of payment to all of the indebtedness and other liabilities of our subsidiaries. For a discussion of

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the effective subordination of the Legacy notes in relation to our secured indebtedness and the indebtedness and other liabilities of our subsidiaries, see "Risk Factors -- The Legacy debentures and the Legacy notes are effectively subordinated to our other secured indebtedness and the indebtedness of our subsidiaries."

     As of August 31, 1999, we had:

     - approximately $98.4 million in outstanding secured debt under our existing credit facility and other mortgage debt that effectively ranks senior to the Legacy notes,

     - no debt that ranks equal to the Legacy notes, and

     - no debt that ranks junior to the Legacy notes.

     After the closing of the exchange offer and assuming all shares of the Enterprises common stock are tendered, on a pro forma basis we will have approximately $145.4 million in senior debt outstanding including the Legacy notes but not taking into account Enterprises' total indebtedness of approximately $83.4 million. In addition, the Legacy debentures will rank junior to the Legacy notes and, accordingly, we will have approximately $20.0 million in subordinated debt after the closing of the exchange offer.

     The indenture for the Legacy notes will permit the incurrence of additional debt, including secured debt, by us and our subsidiaries, without restriction.

CONVERSION

     Legacy Debentures. The holders of Legacy debentures will be entitled at any time before the day prior to the final maturity date of the debentures, subject to prior redemption, to convert any Legacy debentures into Legacy common stock at the conversion price of $5.50 per share, subject to adjustment as described below. Any conversion of Legacy debentures must be made in denominations of $1,000 or multiples thereof.

     Except as described below, no payment or other adjustment will be made on conversion of any Legacy debentures for interest accrued thereon or for dividends on any Legacy common stock issued. However, interest will be paid on any interest payment date with respect to Legacy debentures surrendered for conversion after a record date for the payment of interest. We are not required to issue fractional shares of common stock upon conversion of Legacy debentures and, in lieu thereof, will pay a cash adjustment based upon the market price of the Legacy common stock on the last business day prior to the date of conversion. In the case of Legacy debentures called for redemption, conversion rights will expire at the close of business on the day fixed for redemption unless we default in the payment of the redemption price.

     The initial conversion price of $5.50 per share of Legacy common stock is subject to antidilution adjustment. The conversion price adjustments are designed to benefit the holders of Legacy debentures by preserving the economic benefit to such holders of the $5.50 conversion price. For example, if we issue a stock dividend on the Legacy common stock, the conversion price would be adjusted so that each holder would be entitled to receive the number of shares of Legacy common stock which he would have owned immediately following such dividend if he had converted his Legacy

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debentures immediately prior to such dividend. Likewise, if we issue our common stock at a price significantly below the current market price, the conversion price would be adjusted so that each holder would be entitled to receive additional shares of Legacy common stock in an amount sufficient to offset the dilutive effect of the below-market stock issuance. There is no set range of conversion price adjustments, as the direction and magnitude of such adjustments will depend on the type of action giving rise thereto. However, in every case, the adjustments will be directed at maintaining the value of the Legacy common stock into which the Legacy debentures may be converted. The conversion price adjustments apply to the following events which may affect the Legacy common stock:

     - the issuance of Legacy common stock as a dividend or distribution on Legacy common stock,

     - subdivisions and combinations of Legacy common stock,

     - the issuance to all holders of Legacy common stock of rights or warrants to purchase Legacy common stock,

     - the distribution to all holders of Legacy common stock of capital stock (other than Legacy common stock), or evidences of indebtedness of Legacy or of assets, and

     - the issuance of shares of Legacy common stock for a consideration per share less than 95% of the current market price per share of the Legacy common stock, or the issuance of securities convertible into Legacy common stock at a conversion price less than 95% of the current market price per share of the Legacy common stock, subject in each case to exceptions.

     In the case of any reclassification of Legacy common stock, or a consolidation, merger or combination involving Legacy or a sale to another person of substantially all of the assets of Legacy, in each case as a result of which holders of Legacy common stock shall be entitled to receive stock, other securities or other assets such as cash with respect to or in exchange for Legacy common stock, the holders of the Legacy debentures then outstanding will generally be entitled thereafter to convert the Legacy debentures into the kind and amount of shares of stock, other securities or other assets which they would have owned or been entitled to receive had they been common stockholders at the time of the event.

     In the event of a taxable distribution to the holders of Legacy common stock or in other circumstances requiring conversion price adjustments, the holders of Legacy debentures may, in some circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend; in other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of Legacy common stock.

     We may from time to time and to the extent permitted by law reduce the conversion price by any amount for any period of at least 20 days, in which case we will give at least 15 days' notice of such reduction, if our board of directors has made a determination that a reduction would be in the best interests of Legacy, which determination shall be conclusive. We may, at our option, make reductions in the

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conversion price, in addition to those set forth above, as our board deems advisable to avoid or diminish any income tax to holders of Legacy common stock resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

     No adjustment in the conversion price will be required unless such adjustment would require a change of at least 1% in the conversion price then in effect. However, any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment. In addition, no adjustment in the conversion price will be required as a result of the actions listed above if all holders of Legacy debentures are entitled to participate in the transaction on a basis and with notice that our board of directors determines to be fair and appropriate. Except as stated above, the conversion price will not be adjusted for the issuance of Legacy common stock, any securities convertible into or exchangeable for Legacy common stock or any securities carrying the right to purchase any of the foregoing.

     Legacy Notes.  The Legacy notes are not convertible.

COVENANTS

     The indentures contain the following covenants:

     Merger, Consolidation and Sale of Assets. We will not consolidate or merge with or into any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of our assets to any person unless either:

     - Legacy is the surviving or continuing corporation, or

     - the person, if other than Legacy, formed by or surviving the consolidation or merger, or to which the sale, assignment, transfer, lease, conveyance or other disposition is made:

         - is a corporation organized and validly existing under the laws of the United States or any state thereof or the District of Columbia,

         - expressly assumes, by supplemental indenture in form and substance satisfactory to the trustee the due and punctual payment of the principal of and interest on all of the Legacy debentures and the Legacy notes and the performance of every covenant of the debentures, the notes and the applicable indenture on the part of Legacy to be performed or observed, and

         - immediately after the transaction no default of event of default under the applicable indenture exists.

     The indentures provide that upon any consolidation, combination or merger or any transfer of all or substantially all of our assets in which we are not the continuing corporation, the successor person formed by such consolidation or into which we are merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, Legacy under the indentures, the Legacy debentures and the Legacy notes with the same effect as if the surviving entity had been named as such and that, in the event of a conveyance, lease

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or transfer, the conveyor, lessor or transferor will be released from the provisions of the indentures.

     Reports to Holders. The indentures provide that, whether or not required by the rules and regulations of the SEC, so long as any Legacy debentures or any Legacy notes are outstanding, we will furnish to the holders of Legacy debentures and Legacy notes copies of all annual reports and other information, documents, and other reports (or copies of any of the foregoing as the SEC may by rules and regulations prescribe) which we are required to file with the SEC pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, within 15 days after the filing of the report with the SEC.

     Compliance Certificate. The indentures provide that we will deliver to the trustee, within 90 days after the end of each fiscal year, an officers' certificate stating that a review of our activities and the activities of our subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether we have fulfilled our obligations under, and complied with the covenants and conditions contained in, the indentures. The compliance certificate must also state that, to the best of the knowledge of the officer of Legacy providing the certificate, we are not in default in the performance or observance of any of the provisions of the indentures and that no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Legacy debentures or the Legacy notes are prohibited. Alternatively, the officer must describe in the certificate all defaults or events of default of which the officer may have knowledge.

     No Financial Covenants or Restrictions on Payments or Incurrence of
Debt. The indentures do not contain any financial covenants or any restrictions on our payment of dividends, repurchase of securities or incurrence of additional indebtedness.

EVENTS OF DEFAULT

     The following events are defined in the indentures as "events of default" with respect to the Legacy debentures and the Legacy notes:

     - we fail to pay interest on any Legacy debentures or Legacy notes, as applicable, when the interest becomes due and payable and the default continues for a period of 30 days, whether or not, in the case of the Legacy debentures, such payment shall be prohibited by the subordination provisions of the indenture for the Legacy debentures,

     - we fail to pay the principal on any Legacy debentures or Legacy notes, as applicable, when such principal becomes due and payable at maturity, upon redemption or otherwise, whether or not, in the case of the Legacy debentures, such payment shall be prohibited by the subordination provisions of the indenture for the Legacy debentures,

     - we fail to comply with any of our other agreements or covenants contained in the indentures which default continues for a period of 30 days after we receive written notice specifying the default and demanding that such default be remedied from the trustee or the holders of at least 25% of the outstanding principal amount of the Legacy debentures or the Legacy notes, as applicable,

     - an event of default occurs under any mortgage, indenture or instrument under which we may incur additional indebtedness, if:


         - after giving effect to any applicable grace periods and any extensions of the grace periods, the event of default results from Legacy failing to pay when due the principal amount of or interest on the indebtedness, or as a result of the event of default, the maturity of the indebtedness has been accelerated prior to its expressed maturity, and


         - the aggregate principal amount of such indebtedness, together with the principal amount of any other such indebtedness in default for failure to pay principal at final maturity or which has been accelerated, aggregates $1.0 million or more,

     - one or more judgments in an aggregate amount in excess of $500,000 shall have been rendered against Legacy or any of our subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 30 days after such judgment or judgments become final and non-appealable, or

     - events of bankruptcy affecting Legacy or any of our material subsidiaries.

     If an event of default, other than an event of default as a result of events of bankruptcy affecting Legacy or any of our material subsidiaries, shall occur and be continuing, the trustee or the holders of at least 25% in principal amount of outstanding Legacy debentures or Legacy notes, as applicable, may declare the principal of and accrued interest on all the Legacy debentures or the Legacy notes, as applicable, to be due and payable by notice in writing to Legacy and the trustee. The notice must specify the event of default and that it is a "notice of acceleration." Upon delivery of the notice, the principal of and accrued interest on all the Legacy debentures or the Legacy notes, as applicable, will become immediately due and payable.

     The indentures provide that, at any time after a notice of acceleration with respect to the Legacy debentures or the Legacy notes, the holders of a majority in principal amount of the Legacy debentures or the Legacy notes, as applicable, may rescind and cancel the declaration of default and its consequences:

     - if the rescission would not conflict with any judgment or decree,

     - if all existing events of default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration, and

     - the trustee receives an officers' certificate from us that the rescission would not conflict with any judgment or decree and the event of default has been cured or waived.

No rescission shall affect any subsequent default or impair any right consequent thereto.

     The holders of a majority in principal amount of the Legacy debentures or the Legacy notes, as applicable, may waive any existing default or event of default under the indentures, and its consequences, except a default in the payment of the principal of or interest on any Legacy debentures or Legacy notes.

     Holders of the Legacy debentures or the Legacy notes may not enforce the indentures, the Legacy debentures or the Legacy notes except as provided in the indentures and under the TIA. Subject to the provisions of the indentures relating to the duties of the trustee, the trustee is under no obligation to exercise any of its rights or powers under the indentures at the request, order or direction of any of the holders, unless such holders have offered to the trustee reasonable indemnity. Subject to all provisions of the indentures and applicable law, the holders of a majority in aggregate principal amount of the then outstanding Legacy debentures or the Legacy notes, as applicable, have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee.

     Under the indentures, we are required to provide an officers' certificate to the trustee promptly upon any such officer obtaining knowledge of any default or event of default that has occurred and, if applicable, describe the default or event of default and its current status. We must provide the certificate at least annually whether or not we know of any default or event of default.

SATISFACTION AND DISCHARGE

     The indentures will be discharged and will cease to be of further effect, except as to the rights, powers, trust, duties and immunities of the trustee and our obligations in connection therewith and the repayment of excess funds held by the trustee to us, as expressly provided for in the indentures:

     - as to all outstanding Legacy debentures when all the Legacy debentures theretofore authenticated and delivered have been delivered to the trustee for cancellation, or

     - as to all outstanding Legacy notes when all the Legacy notes theretofore authenticated and delivered have been delivered to the trustee for cancellation.

In addition, we may, at our option and at any time, elect to have our obligations discharged with respect to the outstanding Legacy debentures or Legacy notes (a defeasance). A defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding Legacy debentures or Legacy notes, as applicable, except for:

     - the rights of holders to convert the Legacy debentures into our common stock under the indenture for the Legacy debentures,

     - the rights of holders to receive payments in respect of the principal of and interest on the Legacy debentures or the Legacy notes when such payments are due,

     - our obligations with respect to the Legacy debentures or the Legacy notes concerning issuing temporary debentures or notes, registration of debentures or notes, mutilated, destroyed, lost or stolen debentures or notes and the maintenance of an office or agency for payments, and

     - the rights, powers, trust, duties and immunities of the trustee and our obligations in connection therewith.

In order to exercise a defeasance under the indentures:

     - we must irrevocably deposit with the trustee for the benefit of the holders cash, non-callable U.S. government obligations, or a combination thereof, in such amounts, which in the opinion of a nationally recognized firm of independent public accountants, will be sufficient to pay the principal of and interest on the Legacy debentures or the Legacy notes, as applicable, on the stated date for payment thereof or on the redemption date without investment or reinvestment of interest or proceeds on those funds, as the case may be,

     - we must deliver to the trustee an opinion of counsel confirming that:

         - we have received from, or there has been published by the Internal Revenue Service a ruling, or

         - since the date of the applicable indenture, there has been a change in the applicable federal income tax law,

         in either case to the effect that the holders will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred,

     - no default or event of default shall have occurred and be continuing on the date of the deposit, after giving effect to the deposit, or insofar as events of default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit,

     - the defeasance shall not result in a breach or violation of, or constitute a default under any agreement or instrument to which we or any of our subsidiaries is bound,

     - we must deliver to the trustee an opinion of counsel to the effect that:

         - the trust funds will not be subject to any rights of holders of senior debt, including, without limitation, those arising under the applicable indenture,

         - after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally, and

         - neither the applicable trust nor the trustee will be required to register as an investment company under the Investment Company Act of 1940, as amended, as a result of the defeasance,

     - we must deliver to the trustee an officers' certificate stating that the deposit was not made by us with the intent of preferring the holders over any of our other creditors or with the intent of defeating, hindering, delaying or defrauding any of our other creditors or others, and

     - we must deliver to the trustee an officers' certificate stating that all conditions precedent provided for or relating to the defeasance have been complied with.

     The trustee will acknowledge the satisfaction and discharge of the applicable indenture if we have delivered to the trustee the deposits indicated above and satisfied each of the conditions listed above.

MODIFICATION OF THE INDENTURES

     From time to time, Legacy and the trustee, without the consent of the holders, may amend the indentures for specified purposes, including:

     - curing ambiguities, defects or inconsistencies,

     - to permit the consolidation, merger, or sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of our properties or assets,

     - to adjust the conversion price of the Legacy debentures for our common stock for distributions from Legacy to all holders of our common stock, and

     - any change that does not, in the opinion of the trustee, adversely affect the rights of any of the holders.

     Other modifications and amendments of the indentures may be made with the consent of the holders of a majority in principal amount of the then outstanding Legacy debentures or Legacy notes, as applicable. However, without the consent of each holder affected by an amendment of the indentures, no amendment may:

     - reduce the amount of Legacy debentures or Legacy notes whose holders must consent to an amendment,

     - reduce the rate of or change the time for payment of interest,

     - reduce the principal of or change the fixed maturity date, or alter the redemption provisions,

     - provide for the payment of principal or interest in money other than currency of the United States,

     - make any change in the provisions of the indentures protecting the right of each holder to receive payment of principal or interest on or after the due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of Legacy debentures or Legacy notes, as applicable, to waive defaults or events of default,

     - make any change that adversely affects the rights of holders of Legacy debentures to convert the debentures, or

     - modify or change any provision of the indentures or the related definitions affecting the subordination, seniority or other ranking of the Legacy debentures or the Legacy notes, in a manner which adversely affects the holders.

     No modification of the indenture for the Legacy debentures may adversely affect the rights of the holders of senior debt unless the holders of the issue of senior debt that is affected have consented to the change.

GOVERNING LAW

     The Legacy debentures, the Legacy notes and the indentures will be governed by the laws of the state of New York.

THE TRUSTEE

     The indentures provide that, except during the continuance of an event of default, the trustee will perform only the duties as are specifically set forth in the indentures. During the existence of an event of default, the trustee will exercise the rights and powers vested in it by the indentures, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

     The indentures and the provisions of the TIA contain limitations on the rights of the trustee, should it become a creditor of Legacy, to obtain payments of claims from Legacy or to realize on property received in respect of any such claim as security or otherwise. Subject to the TIA, the trustee will be permitted to engage in other transactions; provided that if the trustee acquires any conflicting interest as described in the TIA, it must eliminate the conflict or resign.

DEFINITIONS

     Set forth below is a summary of some of the defined terms used in the indentures and in the above description of the indentures. Reference is made to the indentures for the full definition of all terms, as well as any other terms used herein for which no definition is provided.

     "debt" of any person means any indebtedness, contingent or in respect of borrowed money, or evidenced by bonds, notes, debentures or similar instruments or letters of credit, or representing the balance deferred and unpaid of the purchase price of any property or interest therein, except any such balance that constitutes a trade payable, if and to the extent such indebtedness would appear as a liability upon a balance sheet of such person prepared on a consolidated basis in accordance with generally accepted accounting principles.

     "material subsidiary," means any subsidiary of Legacy which is a "significant subsidiary" as defined in Rule 1-02(v) of Regulation S-X under the Securities Act of 1933 and the Securities Exchange Act of 1934, and any other subsidiary of Legacy which is material to the business, earnings, prospects, assets or condition, financial or otherwise, of Legacy and our subsidiaries taken as a whole.

     "person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "senior debt," with respect to the Legacy debentures means all debt created, incurred, assumed or guaranteed by Legacy, unless the instrument under which such debt is created, incurred, assumed or guaranteed expressly provides that such debt is not senior or superior in right of payment to the Legacy debentures. Notwithstanding anything to the contrary in the foregoing, senior debt shall not include:

     - any debt of Legacy to any of its subsidiaries,

     - any liability for federal, state, local or other taxes owed or owing by Legacy,

     - any accounts payable or other liability to trade creditors arising in the ordinary course of business (including guarantees thereof or instruments evidencing such liabilities), or

     - any obligations with respect to any capital stock.

                            INFORMATION ABOUT LEGACY

GENERAL

     Legacy, a Delaware corporation, was formed on November 17, 1997 as a wholly owned subsidiary of Excel Realty Trust, Inc., a Maryland corporation and a real estate investment trust. On March 31, 1998, Excel Realty Trust effected a spin-off of our business through a special dividend of all of our outstanding common stock to the holders of Excel Realty Trust common stock. Excel Realty Trust effected this spin-off to allow us to pursue a wider variety of real estate opportunities including owning, acquiring, developing and managing retail, entertainment, office, hotel and mixed-use projects and real estate and other operating companies throughout the United States and Canada.

     In connection with this spin-off, Excel Realty Trust transferred real properties, notes receivable and related assets and liabilities to us. In addition to operating assets obtained from the spin-off, we intend to pursue signature real estate projects that have unique locations, concepts or significant entry barriers associated with them, including:

     - developing mixed-use development and entertainment projects that have the potential for substantial capital gains but which may take several years to fully develop,

     - investing in properties requiring significant restructuring or redevelopment to create substantial value, such as changing the use, tenant mix or focus of a property,

     - acquiring single tenant properties that can be highly leveraged with fixed-rate debt that amortizes over the term of the tenant leases,

     - acquiring debt or stock of real estate and other operating companies, including defaulted debt at a discount to the value of the underlying asset securing the debt,

     - acquiring office and industrial sites and properties where aggressive management and re-development may add significant value, and

     - acquiring and developing hotel and hospitality projects in unique locations.

OUR PROPERTIES

     At August 31, 1999, our business consisted of the following portfolio of real properties, notes receivable, and investments in real estate-related ventures:

     - five properties located in Arizona ranging from retail, office and restaurant space in Scottsdale to a hotel property near the Grand Canyon,

     - three properties located in Colorado, two of which are leased to AMC Multi-Cinema, Inc. and contain 24-screen movie theaters and one of which is vacant land located at the base of Telluride mountain being considered for condominium development,

     - three properties located in California ranging from a shopping center in Palm Springs to land in San Diego under construction for office development,

     - two single tenant retail properties located in Indiana and Ohio which are leased to Lowe's Home Centers, Inc.,

     - four notes receivable relating to real estate projects in Arizona and California with an aggregate outstanding balance of approximately $23.2 million as of August 31, 1999, and

     - ownership interests in a number of real estate-related ventures, including:

         - a 65% ownership interest in a joint venture which owns and operates a hotel, dinner theater and retail shop located near the Grand Canyon in northern Arizona,

         - a 50% ownership interest in a development company which owns Newport Centre, a retail and office facility located in Winnipeg, Canada,

         - a 23.7% ownership interest in a development company which owns land in Indianapolis, Indiana, and

         - an 80% ownership interest (subject to reduction to 50% based on performance measures) in a full-service car wash company which owns or leases 19 car wash properties in and around Phoenix, Arizona and San Antonio, Texas. In March 1999, we entered into an agreement to sell substantially all of the assets of the car wash company. The sale is subject to the receipt of a variety of approvals and other customary closing conditions.

     The following table describes our portfolio of real estate properties as of August 31, 1999. Amounts shown for annual minimum rents are based on executed leases at August 31, 1999. We made no allowances for contractually-based delays to the commencement of rental payments. Due to the nature of real estate investments, our actual rental income may differ from amounts shown in the table below.

                                          TENANTS        GLA (SQ FT)      ANNUAL RENT
                                      ----------------  --------------   --------------
                                                        (IN THOUSANDS)   (IN THOUSANDS)
Arizona
  Scottsdale Galleria...............        (1)              520.5                (1)
  Scottsdale City Centre............      various             64.3          $  824.8
  Scottsdale Land...................        (2)                 (2)               (2)
  Brio Land.........................   Roaring Forks           3.7             104.3
                                         Restaurant
  Grand Hotel.......................        (3)                 (3)               (3)
  Millennia Car Wash................        (4)                 (4)               (4)
California
  Desert Fashion Plaza..............     Saks Fifth          283.9             566.6
                                       Avenue/various
  Rancho Bernardo...................        (5)                 (5)               (5)
  San Diego.........................        (6)                 (6)               (6)
Colorado
  Highlands Ranch...................        AMC              110.0           2,413.0
  Telluride.........................        (7)                 (7)               (7)
  Westminster.......................        AMC              110.0           2,520.0
Indiana
  Terre Haute(8)....................       Lowe's            104.2             557.8
Ohio
  Middletown(8).....................       Lowe's            126.4             650.0
Winnipeg, Canada
  Newport Centre(9).................      Bank of            156.9             936.0
                                      Montreal/various
                                                           -------          --------
          Total.....................                       1,479.9          $8,572.5
                                                           =======          ========

-------------------------
(1) Property is currently being redeveloped.

(2) Property consists of vacant land adjacent to the Scottsdale Galleria and the Brio Land.

(3) Legacy holds a 65% ownership interest in Grand Tusayan LLC which owns and operates a 120-room hotel and restaurant.

(4) Legacy holds an 80% ownership interest in Millennia which owns or leases 19 car wash properties in and around Phoenix, Arizona and San Antonio, Texas. Legacy's ownership interest is subject to reduction to 50% based on performance measures. Legacy has entered into an agreement to sell substantially all of the assets of Millennia.

(5) Property consists of land currently under development as an office building.

(6) Property consists of vacant land currently held for sale.

(7) Property consists of vacant land being considered for condominium development.

(8) Single tenant property acquired from Excel Realty Trust in connection with the spin-off of Legacy.

(9) Property is owned by a Nova Scotia company of which Legacy holds a 50% ownership interest.

OUR PRINCIPAL TENANTS

     Our two largest tenants accounted for approximately 72% of our total annualized rental revenues as of August 31, 1999. In our most recent quarterly period rental revenue accounted for approximately 50% of our total revenue. We show certain information about these tenants in the following table (dollars in thousands):

                                                                                 PERCENT OF
                                  NUMBER       AREA UNDER          ANNUAL       TOTAL ANNUAL
            TENANT               OF LEASES   LEASE (SQ. FT.)        RENT          REVENUES
            ------               ---------   ---------------   --------------   ------------
                                             (IN THOUSANDS)    (IN THOUSANDS)
AMC............................      2            220.0           $4,933.0           58%
Lowe's.........................      2            230.6            1,207.8           14
                                     --           -----           --------           --
                                     4            450.6           $6,140.8           72%
                                     ==           =====           ========           ==

     As of August 31, 1999, AMC was our largest tenant in terms of total revenues. AMC's parent corporation, AMC Entertainment, Inc., has guaranteed the leases under which AMC is the tenant, which guarantee will remain in place for the full term of the leases. AMC Entertainment is a motion picture exhibitor and operates approximately 240 theaters. AMC Entertainment is listed on the American Stock Exchange and, as of December 1998, had credit ratings of B- from Standard & Poor's Corporation and B3 from Moody's Investors Service, Inc.

     As of August 31, 1999, Lowe's was our second largest tenant in terms of total revenues. Lowe's is owned by Lowe's Companies, Inc., the nation's second largest home improvement retailer with over 400 stores. Lowe's Companies is listed on the New York Stock Exchange and, as of December 1998, had credit ratings of A from Standard & Poor's and A2 from Moody's.

     AMC Entertainment and Lowe's are publicly-traded companies subject to the reporting requirements of the Securities Exchange Act of 1934, and financial and other information regarding these companies is on file with the SEC.

OUR EMPLOYEES

     As of August 31, 1999, we had approximately 156 employees, including the employees of our subsidiaries.

OUR HEADQUARTERS

     Our principal executive offices are located at 16955 Via Del Campo, Suite 100, San Diego, California 92127 and our telephone number is (858) 675-9400.

OUR DIRECTORS AND OFFICERS

     The table below indicates the name, position with Legacy and ages of our directors, executive officers and other key employees as of August 31, 1999.

           NAME                           POSITION WITH LEGACY               AGE
           ----                           --------------------               ---
Gary B. Sabin..............  Chairman, President and Chief Executive         45
                             Officer
Richard B. Muir............  Director, Executive Vice President and          44
                             Secretary
Kelly D. Burt..............  Director, Executive Vice                        42
                             President -- Development
Richard J. Nordlund........  Director                                        54
Robert E. Parsons, Jr......  Director                                        44
Robert S. Talbott..........  Director                                        46
John H. Wilmot.............  Director                                        57
Emmett R. Albergotti.......  Senior Vice President -- Retail Development     56
Graham R. Bullick, Ph.D....  Senior Vice President -- Capital Markets        49
Mark T. Burton.............  Senior Vice President -- Acquisitions           39
S. Eric Ottesen............  Senior Vice President, General Counsel and      44
                               Assistant Secretary
James Y. Nakagawa..........  Chief Financial Officer                         33

     Gary B. Sabin has served as Chairman of the Board of Directors, President and Chief Executive Officer since our formation. Mr. Sabin served as Director and President of New Plan Excel from September 1998 to April 1999 and as Chairman, President and Chief Executive Officer of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Sabin has served as Chief Executive Officer of various companies since his founding of Excel Realty Trust's predecessor company and its affiliates starting in 1977. He has been active for over 20 years in diverse aspects of the real estate industry, including the evaluation and negotiation of real estate acquisitions, management, financing and dispositions.

     Richard B. Muir has served as Director, Executive Vice President and Secretary since our formation. Mr. Muir served as a Director, Executive Vice President and Co-Chief Operating Officer of New Plan Excel from September 1998 to April 1999 and served as Director, Executive Vice President and Secretary of Excel Realty Trust from January 1989 to September 1998. In addition, Mr. Muir served as an officer and director of various affiliates of Excel Realty Trust since 1978, primarily in administrative and executive capacities, including direct involvement in and supervision of asset acquisitions, management, financing and dispositions.

     Kelly D. Burt has served as Director and Executive Vice
President -- Development since May 1998. From 1992 to May 1998, Mr. Burt served as President and founder of TenantFirst, a real estate development company in San Diego, California that was acquired by us in May 1998. From 1984 to 1992, Mr. Burt was an Industrial/ Office Partner at the San Diego division of Trammell Crow Company, a real estate development company headquartered in Dallas, Texas.

     Richard J. Nordlund has served as a Director since our formation and as President of RJN Management, a real estate firm in Santa Barbara, California, since 1985. From 1978 through 1988, Mr. Nordlund served as President of First Corporate Services, an investment banking firm in Minneapolis, Minnesota. He is also associated with Miller & Schroeder Financial, Inc. Mr. Nordlund's business experience includes 28 years in the investment banking and mortgage banking industries.

     Robert E. Parsons, Jr. has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from January 1989 to April 1999. Mr. Parsons is presently Executive Vice President and Chief Financial Officer of Host Marriott Corporation, a company he joined in 1981. He also serves as a director and officer of several Host Marriott subsidiaries, and as a Director of Merrill Financial Corporation, a privately-held real estate company.

     Robert S. Talbott has served as a Director since our formation. Mr. Talbott is an attorney and has served as President of Holrob Investments, LLC, a company engaged in the acquisition, development, management and leasing of real property, since 1997. From 1985 through 1997, Mr. Talbott served as Executive Vice President and President of Horne Properties, Inc., where he was involved in the acquisition and development of over 100 shopping centers. He also serves as a member of the Public Building Authority of Knoxville, Tennessee, as a member of the Knoxville Industrial Development Board, as a Director of the Knoxville Chamber of Commerce and as Chairman of the St. Mary's Foundation.

     John H. Wilmot has served as a Director since our formation. He served as a Director of Excel Realty Trust and then New Plan Excel from 1989 to April 1999. Mr. Wilmot, individually and through his wholly-owned corporations, develops and manages real property, including office buildings, shopping centers and residential projects primarily in the Phoenix/Scottsdale area, and has been active in such business since 1976.

     Emmett R. Albergotti has served as Senior Vice President -- Retail Development since August 1998. From 1993 to August 1998, Mr. Albergotti served as Senior Vice President of AMC Realty, Inc., the real estate arm of AMC Entertainment, Inc., for which he oversaw the acquisition and development of new theater locations throughout the western United States.

     Graham R. Bullick, Ph.D., has served as Senior Vice President -- Capital Markets since our formation. Mr. Bullick served as Senior Vice
President -- Capital Markets of Excel Realty Trust and then New Plan Excel from January 1991 to April 1999. Previously, Mr. Bullick was associated with Excel Realty Trust as a Director from 1991 to 1992. From 1985 to 1991, Mr. Bullick served as Vice President and Chief Operations Officer for a real estate investment firm, where his responsibilities included acquisition and financing of investment real estate projects.

     Mark T. Burton has served as Senior Vice President -- Acquisitions since our formation and held the same position with Excel Realty Trust and then New Plan Excel from October 1995 to April 1999. Mr. Burton also served as a Vice President of Excel Realty Trust from January 1989 to October 1995. Mr. Burton was associated with Excel Realty Trust and its affiliates beginning in 1983, primarily in the evaluation and selection of property acquisitions.

     S. Eric Ottesen has served as Senior Vice President, General Counsel and Assistant Secretary since our formation. Mr. Ottesen served as Senior Vice President -- Legal Affairs and Secretary of New Plan Excel from September 1998 to

April 1999. Mr. Ottesen served as Senior Vice President, General Counsel and Assistant Secretary of Excel Realty Trust from September 1996 to September 1998. From 1987 to 1995, Mr. Ottesen was a senior partner in a San Diego law firm.

     James Y. Nakagawa has served as Chief Financial Officer since October 1998. From March 1998 to October 1998, Mr. Nakagawa served as Controller of Legacy. Mr. Nakagawa served as Controller of Excel Realty Trust and then New Plan Excel from September 1994 to April 1999. Prior to joining New Plan Excel, Mr. Nakagawa was a manager at Coopers & Lybrand LLP. Mr. Nakagawa is a certified public accountant.

                         INFORMATION ABOUT ENTERPRISES

GENERAL

     Enterprises is a REIT incorporated in the state of Maryland. Its principal business is to own, acquire, develop, operate, manage and lease real property. Enterprises was originally incorporated in July 1994 as a Delaware corporation and began operations as a wholly owned subsidiary of Costco Companies, Inc., formerly Price/Costco, Inc. In 1994, Costco spun-off Enterprises and transferred to Enterprises as part of a voluntary exchange offer substantially all of the real estate assets which historically formed Costco's non-club real estate business segment, merchandising business entities and other assets.

     In June 1997, Enterprises' board of directors determined that it would be in the best interest of Enterprises and its stockholders to separate Enterprises' core real estate business from its merchandising businesses. Accordingly, Enterprises' board approved a spin-off transaction in which Enterprises would continue to conduct its real estate business consisting of an initial asset base of 27 retail properties and $40 million of cash following the spin-off. In August 1997, Enterprises' merchandising businesses, real estate properties held for sale, and various other assets were spun-off to PriceSmart. Through a stock distribution, PriceSmart became a separate public company. Since that time, Enterprises has engaged in a combination of acquiring, developing, owning, managing and/or selling real estate assets, primarily shopping centers. The PriceSmart distribution resulted in Enterprises becoming eligible to elect federal tax treatment as a REIT, which allows Enterprises to substantially eliminate its obligation to pay taxes on income.

ENTERPRISES' PROPERTIES

     At August 31, 1999, Enterprises owned 30 commercial real estate properties and held one property with a 21-year ground lease. These properties encompass approximately 4.0 million square feet of GLA and were 92% leased at August 31, 1999. The five largest properties include approximately 1.7 million square feet of GLA that generate annual minimum rent of approximately $25.8 million, based on leases existing as of August 31, 1999.

     Included in the properties Enterprises owned at August 31, 1999 are four self storage facilities. Two of these facilities, San Diego, California and Azusa, California, are located on the same sites as Enterprises' commercial properties. The other two self storage facilities are stand-alone properties. At August 31, 1999, these facilities had approximately 450,000 square feet of GLA and were 85% occupied.

     The following table describes Enterprises' portfolio of real estate properties as of August 31, 1999. Amounts shown for annual minimum rents are based on executed leases at August 31, 1999. Enterprises made no allowances for contractually-based delays to the commencement of rental payments. Due to the nature of real estate investments, Enterprises' actual rental income may differ from amounts shown in the table below. Self storage properties as of August 31, 1999 are shown separately from Enterprises' commercial portfolio.

                                         NUMBER                      PERCENT       ANNUAL
        COMMERCIAL PROPERTIES          OF TENANTS    GLA (SQ FT)     LEASED         RENT
        ---------------------          ----------   --------------   -------   --------------
                                                    (IN THOUSANDS)             (IN THOUSANDS)
Westbury, NY.........................       8            398.6         100%      $ 7,693.3
Pentagon City, VA....................      12            336.8         100         6,549.1
Sacramento/Bradshaw, CA..............       2            296.9         100         4,407.7
Wayne, NJ(1).........................       5            348.1          89         4,279.8
Philadelphia, PA.....................      18            304.4          91         2,828.1
Signal Hill, CA......................      14            154.8         100         2,323.2
Roseville, CA........................      18            188.5          90         2,108.9
San Diego, CA(2).....................       3            443.2         100         1,954.8
Fountain Valley, CA..................      15            119.0          92         1,679.7
Glen Burnie, MD......................       8            130.6          85         1,361.8
Seekonk, MA..........................       9            213.7          49         1,359.8
San Diego/Rancho San Diego, CA.......      16             93.7          97         1,084.9
Moorestown, NJ (leased land).........       2            172.6          36           979.5
San Diego/Carmel Mountain, CA........       6             35.0          96           861.9
Inglewood, CA........................       1            119.9         100           847.0
Northridge, CA.......................       2             22.0         100           734.0
New Britain, CT......................       1            112.4         100           671.1
San Juan Capistrano, CA..............       6             56.4         100           590.9
Azusa, CA(2).........................       3            206.6         100           512.8
Smithtown, NY........................       1             55.6         100           500.7
Sacramento/Stockton, CA..............       2             50.2         100           470.2
Hampton, VA..........................       2             45.6         100           445.2
Redwood City, CA.....................       2             49.4         100           413.5
Tucson, AZ...........................       9             40.1         100           269.8
Denver/Littleton, CO.................       1             26.4         100           216.1
Denver/Aurora, CO....................       1              7.3         100           164.3
San Diego/Southeast, CA..............       2              8.9         100           149.8
Chula Vista/Rancho del Rey, CA.......       1              3.2         100            75.0
Temecula, CA(3)......................       0                0           0               0
                                          ---          -------         ---       ---------
  Total Commercial Properties........     170          4,039.9          92%      $45,532.9
                                          ===          =======         ===       =========

-------------------------
(1) Includes 37,000 sq. ft. of vacant storage space.

(2) Price Self Storage is also located at these properties.

(3) Future shopping center development consisting of 47.5 acres purchased in July 1999.

           SELF STORAGE PROPERTIES               GLA (SQ FT)          PERCENT LEASED
           -----------------------              --------------        --------------
                                                (IN THOUSANDS)
San Diego/Murphy Canyon, CA...................      222.7                   96%
San Diego, CA.................................       89.9(1)                99
Azusa, CA.....................................       85.2(1)(2)             75
Solana Beach, CA..............................       59.4(3)                44
                                                    -----                   --
  Total Self Storage Properties...............      457.2                   85%
                                                    =====                   ==

-------------------------
(1) GLA of facility is also included in GLA for the commercial property listed above.

(2) Opened during the first quarter of 1999.

(3) Opened a portion of the facility during the first quarter of 1999.

ENTERPRISES' PRINCIPAL TENANTS

     Enterprises' eight largest tenants accounted for approximately 45% of its total GLA and approximately 56% of its total annualized rental revenues as of August 31, 1999. The table below presents certain information about these tenants:

                                                          PERCENT                      PERCENT OF
                            NUMBER       AREA UNDER       OF GLA          ANNUAL          TOTAL
         TENANT            OF LEASES   LEASE (SQ FT)    UNDER LEASE        RENT        ANNUAL RENT
         ------            ---------   --------------   -----------   --------------   -----------
                                       (IN THOUSANDS)                 (IN THOUSANDS)
Costco...................      4            618.2          15.3%        $ 8,337.4         18.3%
The Sports Authority.....      8            341.2           8.4           4,357.5          9.6
The Home Depot...........      2            214.2           5.3           2,737.5          6.0
AT&T Wireless............      1            156.6           3.9           2,240.0          4.9
Level One
  Communications.........      1            140.4           3.5           2,167.7          4.8
Kmart....................      1            110.0           2.7           2,027.2          4.5
Marshalls................      2             87.9           2.2           1,835.4          4.0
PETsMART.................      6            155.8           3.9           1,617.7          3.6
                              --          -------          ----         ---------         ----
                              25          1,824.3          45.2%        $25,320.4         55.7%
                              ==          =======          ====         =========         ====

ENTERPRISES' EMPLOYEES

     Enterprises had 50 employees as of August 31, 1999 including 15 responsible for property management, 17 employed in finance and administration and 18 employed in the self storage business.

ENTERPRISES' HEADQUARTERS

     Enterprises' principal executive offices are located at 4649 Morena Boulevard, San Diego, California 92117 and its telephone number is (858) 581-4679.

ENTERPRISES' DIRECTORS AND OFFICERS

     The table below indicates the name, position with Enterprises and ages of its directors, executive officers and other key employees as of August 31, 1999.

                NAME                       POSITION WITH ENTERPRISES        AGE
                ----                       -------------------------        ---
Robert E. Price.....................  Chairman of the Board                 57
Jack McGrory........................  President, Chief Executive Officer    49
                                      and
                                      Director
Paul A. Peterson....................  Vice Chairman of the Board            71
Murray L. Galinson..................  Director                              62
James F. Cahill.....................  Director                              44
Anne L. Evans.......................  Director                              67
Joseph R. Satz......................  Executive Vice President, General     58
                                      Counsel and Secretary
Kathleen M. Hillan..................  Senior Vice President -- Finance      40

     Robert E. Price has been Chairman of the Board of Enterprises since July 28, 1994. Mr. Price was President and Chief Executive Officer of Enterprises from July 28, 1994 to August 29, 1997. Mr. Price was Chairman of the Board of Price/ Costco, Inc. from October 1993 to December 1994. From 1976 to October 1993, he was Chief Executive Officer and a Director of The Price Company. Mr. Price served as Chairman of the Board of The Price Company from January 1989 to October 1993, and as its President from 1976 until December 1990. In addition to his role in Enterprises, Mr. Price serves as Chairman of the Board of PriceSmart, Inc.

     Jack McGrory became a Director of Enterprises on August 29, 1997. Mr. McGrory also became the President and Chief Executive Officer of Enterprises on September 2, 1997. Prior to September 2, 1997, Mr. McGrory served as City Manager of the City of San Diego from March 1991 through August 1997.

     Paul A. Peterson is a lawyer and is a senior member of the law firm of Peterson & Price in San Diego. He was a Director of Price/Costco, Inc. from October 1993 until December 1994. From 1976 to October 1993, he was Secretary and, except for a period of eleven months in 1982, a Director of The Price Company. Mr. Peterson served as Vice Chairman of the Board of The Price Company from November 1991 to October 1993. Mr. Peterson has served as a Director of Enterprises since July 28, 1994.

     Murray L. Galinson has been Chairman of the Board of San Diego National Bank and SDNB Financial Corp. since May 1996 and a Director of both entities since their inception in 1981. In addition, Mr. Galinson was Chief Executive Officer of both entities from September 1984 until September 1997. Mr. Galinson served as President of both entities from September 1984 until May 1996. Mr. Galinson has served as a Director of Enterprises since August 28, 1994.

     James F. Cahill has been Executive Vice President of Price Entities since January 1987. In this position he has been responsible for the oversight and investment activities of the financial portfolio of Sol Price, founder of The Price Company, and related entities. He was a Director of Neighborhood National Bank, located in San Diego, from 1992 through January 1998. Prior to his current position, Mr. Cahill was employed at The Price Company for ten years with his last position being Vice President of Operations. Mr. Cahill became a Director of Enterprises on August 29, 1997.

     Anne L. Evans has been the Chairman of Evans Hotels since April 1984. Ms. Evans also served as its President from April 1984 until March 1993. She served as a member of the Board of Directors of the Los Angeles Branch of the Federal Reserve Bank of San Francisco from October 1992 through December 1998 and was the Chairman during 1997 and 1998. Ms. Evans became a Director of Enterprises on October 16, 1997.

     Joseph R. Satz has been Executive Vice President of Enterprises since October 16, 1997. He became the Secretary and General Counsel of Enterprises on September 16, 1997. Mr. Satz held the position of Vice President and Counsel of Enterprises from August 1994 until he assumed his current positions. Mr. Satz has provided legal counsel for The Price Company and Price/Costco, Inc. since 1983.

     Kathleen M. Hillan became Enterprises' Senior Vice President -- Finance on October 16, 1997. Ms. Hillan was Corporate Controller of Enterprises from August 1994 until she assumed her current position. Ms. Hillan was International Finance Manager of The Price Company from 1992 until August 1994.

                    DIRECTORS AND MANAGEMENT OF ENTERPRISES
                          FOLLOWING THE EXCHANGE OFFER

     If the exchange offer closes as planned, Enterprises' board of directors will be reduced from six to five members, and will be comprised of the following persons or their designees:

     - Gary B. Sabin, Chairman, President and Chief Executive Officer of Legacy,

     - Richard B. Muir, Executive Vice President and Director of Legacy,

     - Jack McGrory, currently President, Chief Executive Officer and Director of Enterprises,

     - James F. Cahill, currently Director of Enterprises, and

     - Simon M. Lorne, a partner with the Los Angeles law firm of Munger, Tolles & Olson LLP, a position he has held since April 1999. Mr. Lorne had also been a partner in that firm from 1972 to 1993. From 1993 to 1996, Mr. Lorne was General Counsel of the U.S. Securities and Exchange Commission. From 1996 until re-joining Munger, Tolles & Olson, he was a Managing Director of Salomon Smith Barney and, prior to the merger that formed Salomon Smith Barney, of Salomon Brothers. Salomon Smith Barney is, and Salomon Brothers was, an investment banking and securities firm. Mr. Lorne owns 2,500 shares of the Enterprises common stock and 29,550 shares of the Enterprises preferred stock. Mr. Lorne and his firm have represented Enterprises and Sol Price in the exchange offer.

For additional information regarding the persons listed above, see "Information About Legacy -- Our Directors and Officers" and "Information About
Enterprises -- Enterprises' Directors and Officers."

     In addition, the company agreement requires that Mr. Sabin be appointed as Chief Executive Officer of Enterprises effective upon the closing of the exchange offer. Although neither the company agreement nor the stockholders agreement specifies who will manage Enterprises under Mr. Sabin's direction, we currently expect that the officers of Legacy will be appointed as officers of Enterprises in their current positions, and that the property management and other operational personnel of Enterprises will continue to serve in their current positions with Enterprises. As noted in "Description of the Agreements -- The Company Agreement," we are obligated to continue to operate Enterprises as a REIT so long as any shares of Enterprises preferred stock remain outstanding.

            BENEFITS TO ENTERPRISES' INSIDERS IN THE EXCHANGE OFFER

     In considering whether to exchange your shares of the Enterprises common stock, you should be aware of the interests that directors, executive officers and other personnel of Enterprises have in the exchange offer. These include:

     - severance payments,

     - acceleration of vesting of the Enterprises stock options and cash payments with respect to those options, and

     - continuing indemnification and directors and officers' liability insurance.


     These interests are different from and in addition to your and their interests as stockholders. Enterprises' board did not consider the potential benefits to be received by these individuals as a factor in reaching its decision to approve and recommend the exchange offer.


SEVERANCE PAYMENTS

     We agreed with Enterprises in the company agreement that the closing of the exchange offer will be treated as a "change of control" for purposes of Enterprises' employee benefit plans, and each employment, severance or similar agreement applicable to Enterprises' personnel or any of its subsidiaries. We agreed that Enterprises may terminate specified personnel prior to the closing of the exchange offer with our consent, and that such personnel will be entitled to severance payments as if they had been employed at the time of the "change of control." We also agreed to provide Enterprises with the necessary funds to pay its severance obligations which may arise as a result of the exchange offer.

     In addition, we agreed that all of Enterprises' personnel, upon the closing of the exchange offer, will in general receive credit with respect to each employee benefit plan, program, policy or arrangement of Enterprises or Legacy for service with Enterprises or any of its subsidiaries or predecessor companies, including The Price Company and Costco Companies, Inc., for purposes of determining eligibility to participate, vesting and entitlement to benefits.

     Jack McGrory, Chief Executive Officer. Jack McGrory became Chief Executive Officer of Enterprises on September 2, 1997. Mr. McGrory entered into an employment agreement with Enterprises on June 18, 1997 for a term of three years commencing September 2, 1997, as amended on August 27, 1997 and again on February 2, 1999. Under the employment agreement, following the closing of the exchange offer, Mr. McGrory will be entitled to the continuation of his base salary for the remainder of the term of the agreement payable in conformity with Enterprises' normal payroll period. Assuming the exchange offer closes in November 1999, Mr. McGrory will be entitled to receive approximately $360,000 in the form of severance payments including bonus amounts.


     Gary W. Nielson, Executive Vice President and Chief Financial
Officer. Gary W. Nielson became Executive Vice President and Chief Financial Officer of Enterprises on February 2, 1998. Mr. Nielson entered into an employment agreement with Enterprises for a term of two years commencing February 2, 1998. Under the employment agreement, following the closing of the exchange offer, Mr. Nielson would have been entitled to the greater of:

     - the continuation of his base salary for the remainder of the term of the agreement payable in conformity with Enterprises' normal payroll period, or

     - $175,000.

Mr. Nielson resigned from Enterprises in May 1999 and, with our consent, received approximately $210,000 in the form of severance payments including bonus amounts in connection with the commencement of the exchange offer.

     Other Executive Officers and Personnel of Enterprises. The company agreement provides that other executive officers and personnel of Enterprises who are:

     - not offered employment by Enterprises or Legacy on substantially similar terms to their employment with Enterprises at the closing of the exchange offer, or

     - terminated by Enterprises or Legacy within one year following the closing of the exchange offer,

will be entitled to receive severance benefits equal to one month's base pay for each year of service to Enterprises, its predecessors or its subsidiaries (with a minimum of four months' and a maximum of one year's base pay and subject to adjustment to include bonus amounts in some cases).

     The following table sets forth the approximate severance payments to be made to each of Enterprises' directors and executive officers, and, as a group, the other personnel of Enterprises assuming that all directors, executive officers and other personnel of Enterprises will be terminated following the exchange offer and the terminations occur in November 1999.


                                                   TOTAL SEVERANCE
                      NAME                             PAYMENT
                      ----                         ---------------
Jack McGrory.....................................    $  360,000
Gary W. Nielson..................................       210,000
Joseph R. Satz...................................       215,000
All other Enterprises' personnel.................     1,320,100
                                                     ----------
  Total..........................................    $2,105,100
                                                     ==========

STOCK OPTIONS

     We agreed with Enterprises in the company agreement to cause all options to purchase the Enterprises common stock and the Enterprises preferred stock to become fully vested and exercisable upon the closing of the exchange offer.

     Enterprises has granted to some of its employees options to purchase only common stock. After the closing of the exchange offer, all options to purchase the Enterprises common stock will be canceled, and Enterprises will pay to each holder in cash:

     - the excess, if any, of $8.50 over the applicable exercise price,

     - multiplied by the number of shares of the Enterprises common stock subject to the applicable option.

     Enterprises has also granted to some of its directors, executive officers and employees options to purchase both common stock and preferred stock. After the closing of the exchange offer, each outstanding option which represents the right to purchase a share of both the Enterprises common stock and the Enterprises preferred stock will be modified so that the holder will:

     - be paid by Enterprises an amount in cash determined by multiplying:

         - the excess, if any, of $8.50 over an amount equal to 22.7% of the applicable exercise price of such option (rounded to the nearest whole cent), by

         - the number of shares of the Enterprises common stock subject to the option, and

     - receive a replacement option to purchase shares of the Enterprises preferred stock, exercisable on the same terms and conditions as the surrendered option to purchase the same number of shares of the Enterprises preferred stock at an exercise price equal to 77.3% of the applicable exercise price of the option (rounded to the nearest whole cent); except that the option received in exchange will be fully exercisable and vested and will not expire for a period ending upon the earlier of:

         - two years following the closing of the exchange offer or such longer period as may be applicable to holders who remain employed by us or Enterprises after the exchange offer, or

         - such time as no shares of the Enterprises preferred stock remain outstanding, at which time the option will represent the right to receive the redemption price for the Enterprises preferred stock.

     Although Enterprises will make the payments to the holders of the Enterprises options as described above, we agreed in the company agreement to provide Enterprises with the necessary funds to make those payments.

     The following table sets forth, as of August 31, 1999, the number of options to purchase shares of the Enterprises common stock and the Enterprises preferred stock held by the directors and current and former executive officers of Enterprises and, as a group, the other employees of Enterprises. The table also indicates the effect of the exchange offer on those options.

                                                                                                ENTERPRISES
                        ENTERPRISES    WEIGHTED    ENTERPRISES    WEIGHTED        CASH           PREFERRED
                          COMMON       AVERAGE      PREFERRED     AVERAGE    PROCEEDS AFTER   STOCK SUBJECT TO
                       STOCK SUBJECT   EXERCISE   STOCK SUBJECT   EXERCISE      EXCHANGE       OPTIONS AFTER
        NAME            TO OPTIONS      PRICE      TO OPTIONS      PRICE         OFFER         EXCHANGE OFFER
        ----           -------------   --------   -------------   --------   --------------   ----------------
Jack McGrory.........     236,329       $4.30        236,329       $14.66      $  992,582         236,329
Paul A. Peterson.....      26,716        2.57         26,716         8.76         158,426          26,716
Murray L. Galinson...      12,358        2.57         12,358         8.76          73,283          12,358
James F. Cahill......      12,358        4.06         12,358        13.84          54,870          12,358
Anne L. Evans........      10,000        4.23         10,000        14.40          42,700          10,000
Gary W. Nielson......      50,000        4.51         50,000        15.37         199,500          50,000
Joseph R. Satz.......      54,244        3.39         54,244        11.53         277,429          54,244
All other employees...    278,498        3.68        268,498        12.31       1,342,554         268,498
                          -------       -----        -------       ------      ----------         -------
  Total..............     680,503       $3.88        670,503       $13.16      $3,141,344         670,503
                          =======       =====        =======       ======      ==========         =======

INDEMNIFICATION AND DIRECTORS AND OFFICERS' LIABILITY INSURANCE

     We agreed with Enterprises in the company agreement to cause Enterprises to maintain directors and officers' liability insurance insuring all persons who are or were directors or officers of Enterprises in an amount not less than that in effect on April 30, 1999, for a period of at least three years following the closing of the exchange offer, and to cause Enterprises to indemnify each such person against all liability relating to their actions as directors or officers of Enterprises.

                        COMPARISON OF STOCKHOLDER RIGHTS

     The rights of our stockholders are currently governed by the DGCL, our charter and our bylaws. Stockholders of Enterprises may become stockholders of Legacy through the conversion of the Legacy debentures to be received in the exchange offer. The following discussion compares existing rights of stockholders of Enterprises with those of stockholders of Legacy. This summary of comparative rights of Legacy's and Enterprises' stockholders may not be complete and is subject to and qualified in its entirety by reference to the MGCL, the DGCL, Legacy's charter, Legacy's bylaws, Enterprises' charter and Enterprises' bylaws.

FORM OF ORGANIZATION AND PURPOSE

     Legacy. Legacy is a Delaware corporation. Under Legacy's charter, Legacy is authorized to engage in any lawful acts or activities for which corporations may be organized under the DGCL, subject to the terms and conditions set forth in the Intercompany Agreement by and between Legacy and Excel Realty Trust, for so long as the Intercompany Agreement is in effect. The Intercompany Agreement was terminated in all material respects on April 21, 1999.

     Enterprises. Enterprises is a Maryland corporation. Under Enterprises' charter, Enterprises is authorized to engage in any lawful act or activity for which corporations may be organized under the MGCL.

CAPITALIZATION

     Legacy. Legacy's charter authorizes a total of 200,000,000 shares of stock consisting of 150,000,000 shares of Legacy common stock and 50,000,000 shares of Legacy preferred stock. A certificate of designation classifies 25,000,000 shares of our preferred stock as Series B preferred stock. At August 31, 1999, 33,457,804 shares of the Legacy common stock and 21,281,000 shares of the Series B preferred stock were issued and outstanding.

     Enterprises. Enterprises' charter authorizes a total number of 100,000,000 shares of stock, consisting of 74,000,000 shares of Enterprises common stock and 26,000,000 shares of the Enterprises preferred stock. At August 31, 1999, 13,304,041 shares of the Enterprises common stock and 23,759,456 shares of the Enterprises preferred stock were issued and outstanding.

RESTRICTIONS ON OWNERSHIP AND TRANSFER OF STOCK

     Legacy. Although permitted by the DGCL, neither Legacy's charter nor Legacy's bylaws provide for restrictions on the transfer of Legacy securities.

     In addition, under the DGCL no restriction is binding with respect to securities issued prior to adoption of the restriction unless the holders of the securities are parties to an agreement or voted in favor of the restriction. A restriction on the transfer of securities of a corporation is permitted under the DGCL if, among other things, it prohibits the transfer of the restricted securities to designated persons or classes of persons, and the designation is not manifestly unreasonable. Any other lawful restriction on the transfer of securities also is permitted under the DGCL. The DGCL expressly provides that any restriction on the transfer of shares imposed for the purpose of maintaining a tax advantage to the corporation is conclusively presumed to be for a reasonable purpose.

     Enterprises. As permitted by the MGCL, for purposes of maintaining Enterprises' REIT status under the Code, Enterprises' charter provides that, subject to some exceptions, no person or persons acting as a group may:

     - beneficially own, or be deemed to own by virtue of the attribution provisions of the Code, more than 5% (by number or value, whichever is more restrictive) of the outstanding stock of Enterprises, or

     - constructively own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (by number or value, whichever is more restrictive) of the outstanding stock of Enterprises.

     Enterprises' board of directors may, however, in its sole discretion, exempt a person or persons from the above ownership limits, provided that the procedures set forth in Enterprises' charter are complied with and Enterprises' board of directors has determined that the exemption will not cause Enterprises to fail to qualify as a REIT. Enterprises' board of directors has waived the above ownership limits with respect to the Price family and affiliated entities, and with respect to Legacy.

     Enterprises' charter further prohibits, without exception:

     - any person from actually or constructively owning shares of stock of Enterprises that would result in Enterprises being "closely held" under
       Section 856(h) of the Code or otherwise cause Enterprises to fail to qualify as a REIT, and

     - any person from transferring shares of stock of Enterprises if such transfer would result in all classes and series of stock of Enterprises being owned by fewer than 100 persons.

AMENDMENT OF LEGACY'S CHARTER AND ENTERPRISES' CHARTER

     Legacy. Under the DGCL, a corporation's certificate of incorporation may be amended if the amendment is approved by the board of directors, by a majority of the outstanding stock entitled to vote on the amendment, and by a majority of the outstanding stock of each class entitled to vote on the amendment. Under the DGCL, the holders of the outstanding shares of a class are entitled to vote as a separate class on a proposed amendment, whether or not entitled to vote thereon by the certificate of incorporation, that would increase or decrease the aggregate number of authorized shares of that class, increase or decrease the par value of the shares of that class or alter or change the powers, preferences or special rights of the shares of that class so as to affect them adversely. If any proposed amendment would adversely affect one or more series by altering or changing the powers, preferences or special rights of the series, but would not so affect the entire class, then only the shares of the series so affected by the amendment is entitled to vote as a separate class on the amendment. Legacy's charter provides that Legacy reserves the right to amend, alter, change or repeal any provision of Legacy's charter in the manner prescribed by statute and that all rights granted to Legacy stockholders in Legacy's charter are granted subject to such reservation.

     Enterprises. Under the MGCL, in order to amend the charter, the board of directors must adopt a resolution setting forth and declaring advisable the proposed amendment and direct that the proposed amendment be submitted to stockholders for their consideration either at an annual or special meeting of stockholders. The proposed amendment must then be approved by the affirmative vote of two-thirds of all the stockholder votes entitled to be cast on the matter, unless a greater or lesser proportion of votes (but not less than a majority of all votes entitled to be cast) is specified in the charter. Enterprises' charter provides that any action, which would include an amendment to Enterprises' charter, shall be valid and effective if authorized by the affirmative vote of the holders of a majority of the total number of shares entitled to vote thereon, rather than two-thirds as otherwise provided for under the MGCL.

STOCKHOLDER VOTING RIGHTS GENERALLY

     Legacy. Under the DGCL, unless otherwise provided in the certificate of incorporation and subject to certain provisions of the DGCL, each stockholder is entitled to one vote for each share of capital stock held by him. Each stockholder entitled to vote at a meeting of stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize others to act for him by proxy, but no proxy may be voted or acted upon after three years from its date, unless the proxy specifically provides for its effectiveness for a longer period. The DGCL further provides that in all matters other than the election of directors, the affirmative vote of the majority of shares present in person or represented by proxy at a duly held meeting at which a quorum is present is deemed to be the act of the stockholders, unless the DGCL, the certificate of incorporation or the bylaws specify a different voting requirement. Where a separate vote by a class or classes is required, a majority of the outstanding shares of such class or classes, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to that vote on that matter, and the affirmative vote of the majority of shares of the class or classes present in person or represented by proxy at the meeting is the act of that class. The holders of the Legacy Series B preferred stock are entitled to one vote per share, voting together with the holders of the Legacy common stock, on all matters that the holders of the Legacy common stock are entitled to vote on.

     Enterprises. Under the MGCL, unless the charter provides for a greater or lesser number of votes per share or limits or denies voting rights, each outstanding share of common stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. A stockholder may vote the stock the stockholder owns either in person or by proxy. A proxy is not valid for more than eleven months after its date, unless it provides otherwise. Unless the MGCL or charter specify a different voting requirement, a majority of all the votes cast at a duly held meeting at which a quorum is present and entitled to vote on the subject matter is deemed to be the act of the stockholders. Additionally, unless the MGCL or charter provide otherwise, if two or more classes of stock are entitled to vote separately on any matter for which the MGCL requires approval by two-thirds of all the votes entitled to be cast, the matter must be approved by two-thirds of all the votes of each class. The holders of the Enterprises preferred stock are entitled to 1/10 of one vote per share, voting together with the holders of the Enterprises common stock on all matters that the holders of the Enterprises common stock are entitled to vote on. As permitted by the MGCL, Enterprises' charter provides that any action which would otherwise require a greater

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proportion is valid and effective if authorized by the affirmative vote of a majority of the holders of shares entitled to vote on the action.

STOCKHOLDER ACTION BY WRITTEN CONSENT

     Legacy. Under the DGCL, unless otherwise provided in a corporation's certificate of incorporation, any action that may be taken at any annual or special meeting of stockholders may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action, is signed by stockholders having at least that number of votes that would have been necessary to authorize or take the action at a meeting at which all shares entitled to vote were present and voted.

     Enterprises. Under the MGCL, any action required or permitted to be taken at a meeting of stockholders may be taken without a meeting if the following are filed with the records of stockholder meetings:

     - an unanimous written consent which sets forth the action and is signed by each stockholder entitled to vote on the matter, and

     - a written waiver of any right to dissent signed by each stockholder entitled to notice of the meeting but not entitled to vote at it.

SPECIAL STOCKHOLDER MEETINGS

     Legacy. Legacy's bylaws provide that special meetings of stockholders may be called by:

     - the chairman,

     - the vice chairman,

     - the president,

     - any vice president,

     - the secretary,

     - any assistant secretary,

     - at the written request of a majority of the entire board of directors, or

     - at the written request of stockholders owning a majority of the capital stock of Legacy and entitled to vote.

     Enterprises. Enterprises' bylaws provide that special meetings of stockholders may be called by:

     - the chairman of the board,

     - the president,

     - a majority of the board of directors by vote at a meeting or in writing, or

     - the secretary at the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting.

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INSPECTION RIGHTS

     Legacy. A stockholder of a Delaware corporation may inspect the stockholder list and any stockholder making a written demand may inspect any other corporate books and records for any purpose reasonably related to such person's interest as a stockholder.

     Enterprises. One or more persons who have been holders of record for more than six months of at least 5% of the outstanding stock of any class of a Maryland corporation are entitled to inspect and copy the corporation's books of account and stock ledger and receive a written statement of the corporation's affairs and a verified list of stockholders.

NUMBER AND ELECTION OF DIRECTORS

     Legacy. The minimum number of directors of a Delaware corporation is one. The DGCL provides that the number of directors shall be fixed by, or in the manner provided in, the bylaws, unless the certificate of incorporation fixes the number of directors, in which case the number of directors may be changed only by amendment of the certificate of incorporation. In addition, the DGCL permits, but does not require, a classified board of directors, with staggered terms under which one-half or one-third of the directors are elected for terms of two or three years, respectively. Directors of a Delaware corporation are elected by a plurality vote of the shares present in person or represented by proxy at a stockholders meeting and entitled to vote on the election of directors. Legacy's bylaws provide that Legacy's board of directors determines the number of directors comprising the board of directors, but that there must not be less than three directors. The current number of directors is seven.

     Enterprises. The minimum number of directors of a Maryland corporation having three or more stockholders is three. The number of directors is provided by the charter until changed by the bylaws. The bylaws may both alter the number of directors set by the charter, and authorize a majority of the entire board of directors to alter within specified limits the number of directors set by the charter or the bylaws, but the action may not affect the tenure of office of any director.

     In addition, the MGCL permits, but does not require, the board of directors to be classified. If the directors are divided into classes, the term of office may be provided in the bylaws, except that the term of office of a director may not be longer than five years or, except in the case of an initial or substitute director, shorter than the period between annual meetings. The term of office of at least one class must expire each year. Each share of stock may be voted for as many individuals as there are directors to be elected and for whose election the share is entitled to be voted. Unless the charter or bylaws provide otherwise, a plurality of all the votes cast at a meeting at which a quorum is present is sufficient to elect a director.

     Enterprises' charter provides that the number of directors shall be six, which number may be increased or decreased in accordance with Enterprises' bylaws, provided that the total number of directors may not be less than the minimum number permitted by the MGCL. Under Enterprises' bylaws, the number of directors is fixed

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by Enterprises' board of directors within the limits set forth in Enterprises'
charter, provided that there may not be more than 25 directors.

REMOVAL OF DIRECTORS

     Legacy. A director of a Delaware corporation may be removed with or without cause by the holders of a majority of shares then entitled to vote at an election of directors, provided, that:

     - when a corporation has a classified board of directors, a director may be removed only for cause, unless the certificate of incorporation provides otherwise,

     - if a corporation has cumulative voting for the election of directors and less than the entire board is to be removed, no director may be removed without cause if the votes cast against his removal would be sufficient to elect him if then cumulatively voted at an election of the entire board of directors, or, if there is more than one class of directors, at an election of the class of directors of which he is a member, and

     - whenever the stockholders of any class or series are entitled to elect one or more directors by the certificate of incorporation, a director elected by a class or series may be removed by the affirmative vote of a majority of all the votes of that class or series and not the vote of the outstanding shares as a whole.

     Enterprises. Enterprises' charter provides that, subject to the rights of one or more classes or series of preferred stock to remove one or more directors, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of stockholders holding at least a majority of all the votes entitled to be cast in the election of directors.

VACANCIES ON THE BOARD OF DIRECTORS

     Legacy. As permitted by the DGCL, Legacy's bylaws provide that vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director. However, if the certificate of incorporation directs that a particular class is to elect a director, the vacancy may be filled only by the other directors elected by that class. If, at the time of filling any vacancy or newly created directorship, the directors then in office constitute less than a majority of the whole board as constituted immediately prior to the increase, the Delaware Court of Chancery may, upon application of stockholders holding at least ten percent of the total number of shares outstanding having the right to vote for such directors, order an election to be held to fill the vacancy or newly created directorship or to replace the director chosen by the directors then in office. Under the DGCL, unless otherwise provided in the certificate of incorporation or bylaws, when one or more directors resigns from the board, effective at a future date, a majority of the directors then in office, including those who have resigned, have the power to fill the vacancy or vacancies, with that vote to take effect when such resignation or resignations becomes

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effective, and each director so chosen shall hold office as provided in the DGCL for the filling of other vacancies.

     Enterprises. Enterprises' bylaws provide that subject to the rights of the holders of any class of stock separately entitled to elect one or more directors, the stockholders may elect a successor to fill a vacancy on Enterprises' board of directors resulting from the removal of a director. Subject to the rights of the holders of any class of stock separately entitled to elect one or more directors, a majority of the remaining directors, whether or not sufficient to constitute a quorum, may fill a vacancy which results from any cause, except that a vacancy which results from an increase in the number of directors may be filled by a majority of the entire board of directors.

STANDARD OF CONDUCT

     Legacy. Under Delaware law, the standards of conduct for directors have developed through written opinions of the Delaware courts in cases decided by them. Generally, directors of Delaware corporations are subject to a duty of loyalty and a duty of care. The duty of loyalty has been said to require directors to refrain from self-dealing and the duty of care requires directors to use that amount of care which ordinarily careful and prudent persons would use in similar circumstances. Gross negligence has been established as the test for breach of the standard for the duty of care in the process of decision-making by directors of Delaware corporations.

     Enterprises. The standards of conduct for directors of Maryland corporations are governed by the MGCL. Section 2-405.1 of the MGCL requires that a director of a Maryland corporation perform his duties:

     - in good faith,

     - in a manner he reasonably believes to be in the best interests of the corporation, and

     - with the care an ordinarily prudent person in a like position would use under similar circumstances.

ADVANCE NOTICE OF DIRECTOR NOMINATIONS AND OF NEW BUSINESS PROPOSALS

     Legacy. Legacy's bylaws do not provide for advance notice of director nominations or new business proposals.

     Enterprises. Enterprises' bylaws provide that with respect to an annual meeting of stockholders, nominations of persons for election to Enterprises' board of directors and the proposal of business to be considered by stockholders may be made only:

     - pursuant to Enterprises' notice of meeting,

     - by or at the direction of the board of directors, or

     - by a stockholder who was a stockholder of record both at the time of giving notice provided for in Enterprises' bylaws and at the time of the annual meeting, and who is entitled to vote at the meeting and has complied with the advance notice procedures set forth in Enterprises' bylaws.

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

     The advance notice provisions contained in Enterprises' bylaws generally require that stockholders deliver nominations and new business proposals to Enterprises' secretary not later than the close of business on the 60th day nor earlier than the close of business on the 90th day before the date on which Enterprises first mailed its proxy materials for the prior year's annual meeting of stockholders.

LIMITATION OF LIABILITY AND INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Legacy. Under the DGCL, directors may be indemnified for liabilities incurred in connection with specified actions (other than any action brought by or in the right of the corporation), if they acted in good faith and in a manner they reasonably believed to be in and not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. The same standard of conduct is applicable for indemnification in the case of derivative actions brought by or in the right of the corporation, except that in such cases the DGCL authorizes indemnification only for expenses (including attorneys' fees) incurred in connection with the defense or settlement of such cases. Moreover, the DGCL requires court approval before there can be any such indemnification where the person seeking indemnification has been found liable to the corporation in a derivative action. To the extent that a present or former director or officer has been successful in defense of any action, suit or proceeding, the DGCL provides for indemnification for expenses (including attorneys' fees). The DGCL states expressly that the indemnification provided by or granted under the DGCL is not deemed exclusive of any non-statutory indemnification rights existing under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

     Legacy's charter and bylaws provide that every director, officer and employee of Legacy shall be indemnified against all expenses and liabilities, including counsel fees, reasonably incurred by or imposed upon him by reason of his being or having been a director, officer or employee of Legacy.

     Under Legacy's charter, no director shall be liable to Legacy or its stockholders for monetary damages, for breach of fiduciary duty as a director, except for liability:

     - for any breach of the director's duty of loyalty to the corporation or its stockholders,

     - for acts or omissions not in good faith or which involve intentional misconduct or knowing violation of law,

     - under section 174 of the DGCL (concerning unlawful payment of dividend or unlawful stock purchase or redemption), or

     - for any transaction from which the directors derived an improper personal benefit.

     Enterprises. Unless a corporation's charter provides otherwise, which Enterprises' charter does not, the MGCL requires a corporation to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he is made a party by reason of his service in that capacity. The MGCL permits a corporation to advance reasonable expenses to a director or officer. A

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corporation may indemnify its present and former directors and officers, among others, against:

     - judgments,

     - penalties,

     - fines,

     - settlements, and

     - reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities.

     The MGCL does not permit a corporation to indemnify its present and former directors and officers if it is established that:

     - the act or omission of the director or officer was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty,

     - the director or officer actually received an improper personal benefit in money, property or services, or

     - in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

     Under the MGCL, a Maryland corporation generally may not indemnify for an adverse judgment in a suit by or in the right of the corporation. Also, a Maryland corporation generally may not indemnify for a judgment of liability on the basis that personal benefit was improperly received. In either of these cases, a Maryland corporation may indemnify for expenses only if a court so orders. Enterprises' charter obligates Enterprises to indemnify its directors and officers, whether serving Enterprises or at its request any other entity, to the full extent required or permitted by the MGCL, including the advancement of expenses under the procedures and to the full extent permitted by law, and other employees and agents to such extent as authorized by its board of directors and bylaws and as may be permitted by law. Enterprises' bylaws specify the procedures for indemnification and advancement of expenses.

     The MGCL permits a Maryland corporation to include in its charter a provision eliminating the liability of its directors and officers to the corporation and its stockholders for money damages. However, a Maryland corporation may not eliminate liability resulting from actual receipt of an improper benefit or profit in money, property or services. Also, liability resulting from active and deliberate dishonesty may not be eliminated if a final judgment establishes that the dishonesty is material to the cause of action. Enterprises' charter contains a provision which eliminates liability of directors and officers to the maximum extent permitted by the MGCL.

DECLARATION OF DIVIDENDS

     Legacy. Under the DGCL, a corporation is permitted to declare and pay dividends out of surplus (as defined in the DGCL) or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration

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and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Dividends may be paid in cash, property or shares of a corporation's capital stock. In addition, the DGCL generally provides that a corporation may redeem or repurchase its shares only if such redemption or repurchase would not impair the capital of the corporation.

     Enterprises. Under the MGCL, if authorized by its board of directors, a Maryland corporation may declare and pay dividends subject to any restriction in its charter unless, after giving effect to the dividend:

     - the corporation would not be able to pay indebtedness of the corporation as the indebtedness becomes due in the usual course of business, or

     - the corporation's total assets would be less than the sum of the corporation's total liabilities plus, unless the charter permits otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of the stockholders whose preferential rights on dissolution are superior to those receiving the dividend.

APPRAISAL RIGHTS

     Legacy. Under the DGCL, the right to receive the fair value of dissenting shares is made available to stockholders of a constituent corporation in a merger or consolidation effected under the DGCL. Dissenters' rights of appraisal are not available for the shares of any class or series of stock, if the stock, or depository receipts in respect thereof, were at the record date fixed to determine stockholders entitled to receive notice and vote on such transaction, either:

     - listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Security Dealers, Inc., or

     - held of record by more than 2,000 holders.

     Further, no appraisal rights are available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided by the DGCL. Notwithstanding the foregoing, unless limited or held of record by more than 2,000 persons, appraisal rights under the DGCL are available for the shares of any class or series of stock of a corporation if the holders thereof are required by the terms of an agreement of merger or consolidation under the DGCL to accept for such stock anything except:

     - shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof,

     - shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock or depository receipts in respect thereof will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National

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       Association of Securities Dealers, Inc., or held of record by more than
       2,000 holders,

     - cash in lieu of fractional shares, or

     - any combination of the shares of stock, depository receipts and cash in lieu of such fractional shares.

     Enterprises. Under the MGCL, a stockholder of a Maryland corporation has the right to demand and receive payment of the fair value of the stockholder's stock from the corporation if the corporation consolidates or merges with another corporation, the corporation sells all of its assets or, if not permitted by its charter, the Corporation amends it charter to substantially affect the stockholders' contract rights, unless:

     - the stock is listed on a national securities exchange or is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc., or

     - the stock is that of the successor in a merger, unless

         - the merger alters the contract rights of the stock as expressly set forth in the charter, and the charter does not reserve the right to do so, or

         - the stock is to be changed or converted in whole or in part in the merger into something other than either stock in the successor or cash, scrip, or other rights or interests arising out of the provisions for the treatment of fractional shares of stock in the successor.

MERGER, CONSOLIDATION, SHARE EXCHANGE AND TRANSFER OF ALL OR SUBSTANTIALLY ALL ASSETS

     Legacy. Under the DGCL, the principal terms of a merger or consolidation generally require the approval of the stockholders of each of the constituent corporations. Unless otherwise required in a corporation's certificate of incorporation, the DGCL does not require a stockholder vote of the surviving corporation in a merger if:

     - the agreement of merger does not amend in any respect the certificate of incorporation of the corporation,

     - each share of stock of the corporation outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation after the effective date of the merger, and

     - either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into common stock are to be issued or delivered under the plan of merger, or the number of authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger, plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under the plan, do not exceed 20% of the number of shares of

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       common stock outstanding immediately prior to the effective date of the merger, or

     - the merger is of a subsidiary into a parent, provided the parent owns at least 90% of the subsidiary.

     When a stockholder vote is required under the DGCL to approve a merger or consolidation, unless the certificate of incorporation provides otherwise (which Legacy's charter does not), the affirmative vote of a majority of the outstanding stock entitled to vote on the merger or consolidation shall be required to approve the merger or consolidation. If multiple classes of stock are entitled to vote on the merger or consolidation as separate classes, then a majority of each class entitled to vote to approve the merger or consolidation, voting separately as a class, shall be required to approve the merger or consolidation.

     The board of directors or governing body of a Delaware corporation may take action to sell, lease or exchange all or substantially all of the property and assets of the corporation, including the corporation's goodwill and corporate franchises, upon such terms and conditions and for such consideration, which may consist of money or other property, including shares of stock or other securities of any other corporation as it deems expedient and for the best interests of the corporation, when authorized by the holders of a majority of the outstanding stock of the corporation entitled to vote on the matter.

     Enterprises. The MGCL generally provides that mergers, consolidations, share exchanges or transfers of assets must first be advised by a majority of the board of directors and thereafter approved by stockholders by the affirmative vote of two-thirds of all the votes entitled to be cast on the matter, unless the charter provides for a greater or lesser stockholder vote, but not less than a majority of the number of votes entitled to be cast on the matter. However, some mergers may be accomplished without a vote of stockholders. For example, no stockholder vote is required for a merger of a subsidiary of a Maryland corporation into its parent, provided the parent owns at least 90% of the subsidiary. In addition, a merger need not be approved by stockholders of a Maryland successor corporation if the merger does not reclassify or change the outstanding shares or otherwise amend the charter, and the number of shares to be issued or delivered in the merger is not more than 20% of the number of its shares of the same class or series outstanding immediately before the merger becomes effective. A share exchange need be approved by a Maryland successor only by its board of directors and by any other action required by its charter. Enterprises' charter requires that any merger, consolidation, share exchange or transfer of assets requiring stockholder approval be approved by a majority vote of all votes entitled to be cast on the matter.

CHANGE IN CONTROL UNDER DELAWARE/MARYLAND LAW

     Legacy. Section 203 of the DGCL provides that, subject to exceptions specified therein, a corporation will not engage in any business combination with any "interested

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stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder unless:

     - prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder,

     - upon the closing of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers, and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer), or

     - at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

     Except as specified in Section 203 of the DGCL, an interested stockholder is defined to include any person that:

     - is the owner of 15% or more of the outstanding voting stock of the corporation,

     - is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder, or

     - the affiliates and associates of such person.

     Section 203(b)(4) of the DGCL exempts from the restrictions in Section 203 a corporation that does not have a class of voting stock that is:

     - listed on a national securities exchange,

     - authorized for quotation on The Nasdaq Stock Market,

     - held of record by more than 2,000 stockholders, unless any of the foregoing results from action taken, directly or indirectly, by an interested stockholder or from a transaction in which a person becomes an interested stockholder.

     Enterprises. Under the MGCL, "business combinations" between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an

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asset transfer or issuance or reclassification of equity securities. An interested stockholder generally includes:

     - any person who beneficially owns 10% or more of the voting power of the corporation's shares, or

     - an affiliate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.

     After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by two super-majority stockholder votes, unless, among other conditions, the holders of common stock receive a minimum price, as defined by the MGCL, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its common stock. None of these provisions of the MGCL will apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder.

     Also under the MGCL, "control shares" of a Maryland corporation acquired in a "control share acquisition" have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter. Shares of stock owned by the acquiror, by officers or by directors who are employees of the corporation are excluded from shares entitled to vote on the matter. "Control shares" are voting shares of stock which, if aggregated with all other shares of stock owned by the acquiror or shares of stock for which the acquiror is able to exercise or direct the exercise of voting power except solely by virtue of a revocable proxy, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

     - one-fifth or more but less than one-third,

     - one-third or more but less than a majority, or

     - a majority or more of all voting power.

     Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. Except as otherwise specified in the statute, a "control share acquisition" means the acquisition of control shares.

     Once a person who has made or proposes to make a control share acquisition has undertaken to pay expenses and satisfied other conditions, the person may compel the board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made the corporation may itself present the question at any stockholders meeting.

     If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to the conditions and limitations in the statute, the corporation may redeem any or all of the control shares for fair value, except for control shares for which voting rights previously have been approved. Fair value is determined without regard to the absence of voting rights for control shares, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of control shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of these appraisal rights may not be less than the highest price per share paid in the control share acquisition. Some of the limitations and restrictions otherwise applicable to the exercise of dissenters' rights do not apply in the context of a control share acquisition.

     The control share acquisition statute does not apply to shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction or to acquisitions approved or exempted by the charter or bylaws of the corporation.

     Under the MGCL, Enterprises' board of directors has adopted a resolution providing that the "business combination" provisions of Maryland law shall not apply to any "business combination" with Enterprises. Enterprises' bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of stock of Enterprises. There can be no assurance, however, that Enterprises' board of directors will not rescind the resolution or amend the bylaws in the future to provide that the "business combination" and "control share acquisition" provisions of the MGCL apply to Enterprises, except that Enterprises' board has irrevocably exempted Legacy from the operation and effect of the business combination provisions of the MGCL.

                   SUMMARY SELECTED FINANCIAL DATA OF LEGACY

     The selected financial data presented below as of July 31, 1998 and for the period from November 17, 1997 (inception) to July 31, 1998 have been derived from the audited financial statements of Legacy. The selected financial data presented below as of December 31, 1998 and June 30, 1999 and for the five months ended December 31, 1998 and the six months ended June 30, 1999 have been derived from the unaudited financial statements of Legacy. The selected financial data presented below as of July 31, 1997, 1996 and 1995 and for the eight months ended March 31, 1998 and each of the three years in the period ended July 31, 1997 have been derived from the audited financial statements of the Excel Legacy Corporation Asset Group. In the opinion of our management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with our Annual Report on Form 10-K for the fiscal year ended July 31, 1998, as amended, our Transition Report on Form 10-Q for the five months ended December 31, 1998, and our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, each of which is incorporated herein by reference.

                                                           PERIOD FROM
                              SIX MONTHS   FIVE MONTHS      INCEPTION     EIGHT MONTHS
                                ENDED         ENDED       (NOVEMBER 17,      ENDED           YEAR ENDED JULY 31,
                               JUNE 30,    DECEMBER 31,     1997) TO       MARCH 31,     ---------------------------
                                 1999          1998       JULY 31, 1998       1998        1997      1996      1995
                              ----------   ------------   -------------   ------------   -------   -------   -------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF
  OPERATIONS DATA:
Total revenue...............   $ 15,433      $ 15,010        $ 8,145        $ 3,757      $ 6,395   $ 5,032   $ 5,897
Total operating expenses....    (14,334)      (13,754)        (5,267)        (3,149)      (4,565)   (4,513)   (4,803)
Net income before income
  taxes.....................      1,099         1,256          2,878          2,385)       1,830       519     1,794
Provision of income taxes...       (413)         (535)        (1,143)           946         (729)     (207)     (515)
Net income..................        686           721          1,735          1,419        1,101       312       779
Earnings before
  depreciation, amortization
  and deferred taxes
  ("EBDADT")................      2,812         2,712          3,001            N/A          N/A       N/A       N/A
Earnings before income
  taxes, depreciation and
  amortization ("EBITDA")...      3,178         5,819          5,453            N/A          N/A       N/A       N/A
Net income per share:
  Basic.....................   $   0.02      $   0.02        $  0.11            N/A          N/A       N/A       N/A
  Diluted...................       0.01          0.01           0.07            N/A          N/A       N/A       N/A
Weighted average number of
  shares:
  Basic.....................     33,458        33,458         15,842            N/A          N/A       N/A       N/A
  Diluted...................     54,755        54,768         25,984            N/A          N/A       N/A       N/A

                                       AS OF        AS OF        AS OF       AS OF           AS OF JULY 31,
                                      JUNE 30,   DECEMBER 31,   JULY 31,   MARCH 31,   ---------------------------
                                        1999         1998         1998       1998       1997      1996      1995
                                      --------   ------------   --------   ---------   -------   -------   -------
                                                                     (IN THOUSANDS)
SELECTED BALANCE SHEET DATA:
Net real estate.....................  $193,525     $190,878     $175,756      (1)      $60,350   $61,048   $56,184
  Total assets......................   290,690      261,296      246,916      (1)       83,687    62,169    59,388
Mortgages and notes payable.........   118,996       90,986       72,714      (1)       35,115    36,754    38,224
Stockholders' equity................   167,326      166,640      165,919      (1)           --        --        --
Investment by Excel Realty Trust....        --           --           --      (1)       48,344    25,162    20,903

-------------------------
(1) Not applicable as assets were spun-off to Legacy at March 31, 1998.

                 SUMMARY SELECTED FINANCIAL DATA OF ENTERPRISES

     The selected financial data presented below as of August 31, 1994, 1995, 1996, and 1997 and as of December 31, 1997 and 1998, and for the twelve months ended August 31, 1994, 1995, 1996, and 1997, the four months ended December 31, 1997 and the twelve months ended December 31, 1998 have been derived from the audited financial statements of Enterprises. The selected financial data presented below as of June 30, 1999 and for the six months ended June 30, 1999 have been derived from the unaudited financial statements of Enterprises. In the opinion of Enterprises' management, the unaudited financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the six month period ended June 30, 1999 are not necessarily indicative of the results that may be expected for the full year ending December 31, 1999. The data below should be read in conjunction with Enterprises' Annual Report on Form 10-K for the year ended December 31, 1998, as amended, and Enterprises' Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, each of which is incorporated herein by reference.

                                     SIX
                                    MONTHS                   FOUR MONTHS
                                    ENDED      YEAR ENDED       ENDED                YEAR ENDED AUGUST 31
                                   JUNE 30,   DECEMBER 31,   DECEMBER 31,   ---------------------------------------
                                     1999         1998           1997        1997      1996       1995       1994
                                   --------   ------------   ------------   -------   -------   --------   --------
                                                         (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED STATEMENT OF
  OPERATIONS DATA:
Rental revenues..................  $ 34,281     $62,485        $18,170      $56,838   $56,221   $ 51,897   $ 30,316
Operating income (loss)..........    17,791      31,393          9,045       22,422     5,829     16,635    (74,711)
Income (loss) from continuing
  operations.....................    19,825      29,429         17,508       19,085     8,340     13,297    (40,596)
Discontinued operations..........        --          --             --       (4,860)   (8,250)   (12,751)      (883)
Net income.......................    19,825      29,429         17,508       14,225        90        546    (41,479)
Dividends paid to preferred
  stockholders...................   (16,631)     (8,316)            --           --        --         --         --
Net income applicable to common
  stockholders...................     3,194      21,113         17,508       14,225        90        546    (41,479)
Net income (loss) per common
  share from continuing
  operations -- basic............       .24         .97            .74          .82       .36        .53      (1.50)
Cash dividends per common
  share..........................        --        1.05            .35         1.20        --        .08         --
Cash dividends per preferred
  share..........................       .70         .35             --           --        --         --         --

                                                        AS OF
                                                     DECEMBER 31                     AS OF AUGUST 31
                                     AS OF       -------------------   -------------------------------------------
                                 JUNE 30, 1999     1998       1997       1997       1996       1995        1994
                                 -------------   --------   --------   --------   --------   --------   ----------
                                                       (IN THOUSANDS EXCEPT PER SHARE DATA)
SELECTED BALANCE SHEET DATA
Real estate assets, net........    $399,429      $418,507   $353,056   $337,139   $337,098   $330,443   $  405,966
  Total assets.................     434,832       457,352    408,478    403,757    540,325    555,994      591,511
Long-term debt.................       8,877         8,923         --         --         --     15,425           --
Stockholders' equity...........     348,081       344,811    406,624    396,476    532,899    532,085      578,788(1)
Book value per common share....        (.40)         (.65)     17.13      16.78      22.88      22.90        21.44

-------------------------
(1) Amount represents investment by Costco prior to the spin-off of Enterprises.

                            EXCEL LEGACY CORPORATION

            UNAUDITED PRO FORMA OPERATING AND FINANCIAL INFORMATION

     The following tables set forth summary consolidated pro forma operating and financial information of Legacy for the six months ended June 30, 1999 and the twelve months ended December 31, 1998 as if the exchange offer had closed on June 30, 1999 for balance sheet data and January 1, 1998 for income statement data.

     The pro forma data included herein may not be indicative of the actual results or financial position had the exchange offer closed on the dates indicated. You should read this information in connection with, and such information is qualified in its entirety by, the financial statements and accompanying notes of Legacy and Enterprises incorporated by reference in this prospectus.

     Upon the closing of the exchange offer, the actual financial position and results of operations of Legacy will differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the time the exchange offer is closed, as well as the factors discussed in "Risk Factors."

                            EXCEL LEGACY CORPORATION

                PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEETS
                                  (UNAUDITED)

                                                                              PRO
                                          HISTORICAL        PRO FORMA        FORMA
                                         JUNE 30, 1999     ADJUSTMENTS       TOTALS
                                         -------------     -----------      --------
                                                       (IN THOUSANDS)
ASSETS
Real estate, net.......................    $193,525        $ (30,058)(2C)   $128,467
                                                             (35,000)(2D)
Cash...................................       8,070             (618)(2C)         --
                                                             (48,452)(2B)
                                                              11,000 (2D)
                                                              30,000 (2E)
Accounts receivable, net...............         498              (47)(2C)        451
Notes receivable.......................      23,305                           23,305
Investment in Enterprises..............          --          121,000 (2B)    121,000
Investment in partnerships.............      17,738           19,837 (2C)     37,575
Interest receivable....................       7,079               --           7,079
Pre-development costs..................      25,049           (1,000)(2C)     24,049
Other assets...........................       9,304           (3,952)(2C)      5,352
Deferred tax asset.....................       6,112               --           6,112
                                           --------        ---------        --------
  Total assets.........................    $290,680        $  62,710        $353,390
                                           ========        =========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
  Mortgages and notes payable
     (including Legacy debentures,
     Legacy notes and note to The Sol
     and Helen Price Trust)............    $118,596        $  72,548 (2B)   $182,036
                                                             (15,108)(2C)
                                                             (24,000)(2D)
                                                              30,000 (2E)
  Accounts payable, accrued expenses
     and other liabilities.............       3,908             (730)(2C)      3,178
                                           --------        ---------        --------
       Total liabilities...............     122,504           62,710         185,214
Minority interests.....................         850               --             850
Stockholders' Equity:
  Preferred stock......................         213               --             213
  Common stock.........................         335               --             335
  Additional paid-in capital...........     174,508               --         174,508
  Retained earnings....................       3,142               --           3,142
  Notes receivable from affiliates for
     common shares.....................     (10,872)              --         (10,872)
                                           --------        ---------        --------
       Total stockholders' equity......     167,326               --         167,326
                                           --------        ---------        --------
       Total liabilities and
          stockholders' equity.........    $290,680        $  62,710        $353,390
                                           ========        =========        ========

     See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                            EXCEL LEGACY CORPORATION

             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                       SIX MONTHS                                     TWELVE MONTHS
                         HISTORICAL                       ENDED       HISTORICAL                          ENDED
                         SIX MONTHS                     JUNE 30,     TWELVE MONTHS                    DECEMBER 31,
                           ENDED                          1999           ENDED                            1998
                          JUNE 30,     PRO FORMA        PRO FORMA    DECEMBER 31,     PRO FORMA         PRO FORMA
                            1999      ADJUSTMENTS        RESULTS         1998        ADJUSTMENTS         RESULTS
                         ----------   -----------      -----------   -------------   -----------      -------------
                                                  (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Revenues:
  Rental...............   $ 6,440       $(1,107)(3D)     $ 5,333        $ 9,932        $(2,387)(3D)      $ 7,545
  Operating income.....     6,898        (4,275)(3C)       2,623          9,402         (7,756)(3C)        1,646
  Interest income and
    other revenues.....     2,095            --            2,095          3,821            (15)(3C)        3,806
  Equity income from
    investment in
    Enterprises........        --           919 (3B)         919             --            837 (3B)          837
                          -------       -------          -------        -------        -------           -------
      Total revenue....    15,433        (4,463)          10,970         23,155         (9,321)           13,834
                          -------       -------          -------        -------        -------           -------
Operating expenses:
  Interest.............     3,954         3,363 (3A)       6,995          4,163          6,725 (3A)       10,982
                                           (419)(3C)                                      (348)(3C)
                                           (953)(3D)                                    (1,658)(3D)
                                          1,050 (3E)                                     2,100 (3C)
  Depreciation and
    amortization.......     2,079          (334)(3C)       1,597          2,975           (550)(3C)        1,980
                                           (148)(3D)                                      (445)(3D)
  Property operating
    expenses...........     1,060            --            1,060          2,561             --             2,561
  Operating expenses...     3,816        (1,811)(3C)       2,005          5,783         (4,745)(3C)        1,038
  General and
    administrative.....     3,425        (1,909)(3C)       1,516          3,539         (1,993)(3C)        1,546
                          -------       -------          -------        -------        -------           -------
                           14,334        (1,161)          13,173         19,021           (914)           18,107
                          -------       -------          -------        -------        -------           -------
Income (loss) before
  income taxes.........     1,099        (3,302)          (2,203)         4,134         (8,407)           (4,273)
Provision (benefit) for
  income taxes.........       413        (2,093)          (1,680)         1,678         (1,678)               --
                          -------       -------          -------        -------        -------           -------
Net income (loss)
  applicable to common
  shares...............   $   686       $(1,209)         $  (523)       $ 2,456        $(6,729)          $(4,273)
                          =======       =======          =======        =======        =======           =======
Earnings before
  depreciation
  amortization and
  deferred taxes(4)....   $ 2,812       $ 2,251          $ 5,063        $ 5,713        $(1,084)          $ 4,629
                          =======       =======          =======        =======        =======           =======
Basic net income (loss)
  per common share.....      0.02            --            (0.02)          0.10             --             (0.17)
Diluted net income
  (loss) per common
  share................      0.01            --            (0.01)          0.06             --             (0.10)
Weighted average basic
  number of common
  shares outstanding...    33,458            --           33,458         25,205             --            25,205
Weighted average
  diluted number of
  common shares
  outstanding..........    54,755            --           54,755         41,312             --            41,312

     See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                            EXCEL LEGACY CORPORATION

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
       PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.  SUMMARY OF ACCOUNTING TREATMENT

     For accounting purposes, neither Legacy nor Enterprises will recognize a gain or loss as a result of the exchange offer. Enterprises will, however, expense its costs related to the exchange offer. We will account for our purchase of the Enterprises common stock under the equity method. Under the equity method, we will report our investment as a one-line item on our balance sheet and our equity in the earnings or loss of Enterprises as a one-line item on our statement of income. We will not consolidate the accounts of Enterprises because the holders of the Enterprises preferred stock will be entitled to elect a majority of Enterprises' board of directors following the closing of the exchange offer. However, if one of the conditions occurs which terminates the right of the holders of the Enterprises preferred stock to elect a majority of Enterprises' board, we may be able to consolidate the accounts of Enterprises at that time.

     The historical results of Enterprises have been adjusted to reflect pro forma results of the application of purchase accounting. Our equity earnings in Enterprises reflect Enterprises' pro forma results of operations.

2.  ADJUSTMENTS TO PRO FORMA CONSOLIDATED BALANCE SHEET

     (A) Certain reclassifications have been made to our historical balance sheets to conform to the desired pro forma condensed balance sheet presentation. The funds used to acquire the shares of the Enterprises common stock have been assumed to come from new debt issuances and cash on hand.

     (B) Represents the estimated assumed purchase price of shares of the Enterprises common stock as follows (in thousands, except per share amounts):


                                          SHARES      VALUE PER       TOTAL
                                        OUTSTANDING     SHARE     CONSIDERATION
                                        -----------   ---------   -------------
Enterprises common stock..............    13,309        $8.50       $113,127
Estimated transaction costs...........                                 7,873
                                                                    --------
                                                                    $121,000
                                                                    ========


     Estimated fees and expenses related to the transaction are as follows (in thousands):


Severance of Enterprises' personnel(1)......................  $2,105
Exercise and payment of stock options.......................   3,141
Accounting and legal........................................     200
Other costs.................................................   2,427
                                                              ------
                                                              $7,873
                                                              ======


-------------------------
(1) Assumes that all personnel will be terminated following the exchange offer, which is not presently intended.

     The purchase price of shares of the Enterprises common stock is assumed to be provided by the following sources (in thousands):


9.0% Convertible Redeemable Subordinated Secured Debentures
  due 2004 described herein.................................  $ 36,600
10.0% Senior Redeemable Secured Notes due 2004 described
  herein....................................................    19,964
Cash from the following sources:
  Cash deposited in escrow ($9.5 million as of October 1,
     1999)..................................................     7,500
  Loan from The Sol and Helen Price Trust...................    30,000
  Sale of properties to Wal Mart Real Estate Business
     Trust..................................................    11,000
  Other debt assumed to be issued to provide funds for the
     transaction (assumed interest rate of 9.0% per
     annum).................................................    15,936
                                                              --------
                                                              $121,000
                                                              ========


     (C) Certain adjustments have been made to our historical balance sheet to reflect the sale of existing Millennia assets.

     (D) Certain adjustments have been made to our historical balance sheets to reflect the sale of eight properties previously leased to Wal Mart.

     (E) Certain adjustments have been made to our historical balance sheets to reflect the note to The Sol and Helen Price Trust in the principal amount of $30.0 million bearing interest at LIBOR plus 1.5% per annum (assumed at an average rate of 7.0% per annum). The exact principal amount of the note will depend on the amount of funds required by Legacy to satisfy its monetary obligations under the exchange offer, which will vary based on the number of shares tendered in the exchange offer.

3.  ADJUSTMENTS TO PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME

     (A) Certain reclassifications have been made to our historical statements of income to conform to the desired pro forma statements of income presentation. The purchase price of shares of the Enterprises common stock is assumed to be provided by the following sources (in thousands):


9.0% Convertible Redeemable Subordinated Secured Debentures
  due 2004 described herein.................................  $ 36,600
10.0% Senior Redeemable Secured Notes due 2004 described
  herein....................................................    19,964
Cash from the following sources:
  Cash deposited in escrow ($9.5 million as of October 1,
     1999)..................................................     7,500
  Loan from The Sol and Helen Price Trust...................    30,000
  Sale of properties to Wal Mart Real Estate Business
     Trust..................................................    11,000
  Other debt assumed to be issued to provide funds for the
     transaction (assumed interest rate of 9.0% per
     annum).................................................    15,936
                                                              --------
                                                              $121,000
                                                              ========

     (B) Below is a reconciliation of our pro forma equity income from our investment in Enterprises (in thousands):

SIX MONTHS ENDED JUNE 30, 1999:
Net income applicable to common stockholders................  $ 3,194
Adjustment to depreciation(1)...............................    1,804
Adjustment to amortization(2)...............................      301
Decrease in estimated general and administrative costs(3)...      993
Effect of sale of two properties in April, 1999(4)..........   (5,373)
                                                              -------
Equity income from investment in Enterprises................  $   919
                                                              =======
TWELVE MONTHS ENDED DECEMBER 31, 1998:
Net income applicable to common stockholders................  $21,113
Pro forma effect of preferred distributions.................  (24,948)
Adjustment to depreciation(1)...............................    3,249
Adjustment to amortization(2)...............................      717
Decrease in estimated general and administrative costs(3)...    1,922
Effect of sale of two properties in April, 1999(4)..........   (1,216)
                                                              -------
Equity income from investment in Enterprises................  $   837
                                                              =======

-------------------------
     (1) In accordance with the purchase method of accounting, the purchase price of the Enterprises common stock has been allocated among the assets and liabilities of Enterprises based upon respective fair values. As such, the basis in Enterprises' real estate has been changed. Accordingly, the depreciation lives used for depreciation has been changed from 25 years to 40 years in accordance with Legacy's accounting policy.

     (2) In accordance with the purchase method of accounting, deferred leasing costs, which were being amortized over the life of related tenant leases, were written off.

     (3) The decrease in general and administrative costs reflects: (a) Enterprises' salaries and related expenses from personnel, including senior management, who will be severed upon the closing of the transaction; (b) Enterprises' actual corporate expenses that are not expected to be incurred subsequent to the exchange offer as Enterprises' offices will be consolidated with Legacy's offices. Legacy has identified specific costs included in the Enterprises historical results which it believes will not be incurred by Enterprises after the exchange offer due to this consolidation. These costs include consulting fees related to consultants who Legacy will not utilize after the exchange offer, rent for the Enterprises office space and miscellaneous office costs such as supplies and equipment.

                                         SIX MONTHS ENDED      YEAR ENDED
                                          JUNE 30, 1999     DECEMBER 31, 1998
                                         ----------------   -----------------
Salaries related to senior management
  and other personnel to be severed....        $684              $1,349
Corporate expenses not expected to be
  incurred due to consolidation of
  offices..............................         309                 573
                                               ----              ------
Decrease in estimated general and
  administrative expenses..............        $993              $1,922
                                               ====              ======

     (4) Due to the sale of the Dallas, Texas and Buffalo, New York properties in April 1999, net income is reduced by the operating income derived from those properties during the period.

     (C) Certain adjustments have been made to adjust our historical operating results to reflect the pending sale of existing Millennia assets.

     (D) Certain adjustments have been made to adjust our historical operating results to reflect the sale of eight properties previously leased to Wal Mart.

     (E) Certain adjustments have been made to adjust our historical results to reflect the note to The Sol and Helen Price Trust in the principal amount of $30.0 million bearing interest at LIBOR plus 1.5% per annum (assumed at an average rate of 7.0% per annum). The exact principal amount of the note will depend on the amount of funds required by Legacy to satisfy its monetary obligations under the exchange offer, which will vary based on the number of shares tendered in the exchange offer.

4.  EARNINGS BEFORE DEPRECIATION, AMORTIZATION AND DEFERRED TAXES

     We calculate Earnings Before Depreciation, Amortization and Deferred Taxes ("EBDADT") as net income, plus depreciation and amortization on real estate and real estate related assets (including depreciation and amortization of Enterprises), amortized leasing commission costs and certain non-recurring items. EBDADT does not represent cash flows from operations as defined by generally accepted accounting principles, and may not be comparable to other similarly titled measures of other companies. We believe, however, that to facilitate a clear understanding of our operating results, EBDADT should be examined in conjunction with our net income as reductions for certain items are not meaningful in evaluating income-producing real estate.

     EBDADT includes the earnings of Enterprises even though Legacy is required by the company agreement to create an annual reserve of $7.5 million at the Enterprises level which will not be distributed to Legacy or any other holder of the Enterprises common stock. We have agreed with Enterprises that the $7.5 million reserve may be used for the improvement and/or acquisition of properties, the repurchase of the Enterprises preferred stock or the reduction of Enterprises' debt.

                            PRICE ENTERPRISES, INC.

            UNAUDITED PRO FORMA OPERATING AND FINANCIAL INFORMATION

     The following tables set forth summary pro forma operating and financial information of Enterprises for the six months ended June 30, 1999 and the twelve months ended December 31, 1998 as if the exchange offer had closed on June 30, 1999 for balance sheet data and January 1, 1998 for income statement data.

     The pro forma data included herein may not be indicative of the actual results or financial position had the exchange offer closed on the dates indicated. You should read this information in connection with, and such information is qualified in its entirety by, the financial statements and accompanying notes of Enterprises incorporated by reference in this prospectus.

     Upon the closing of the exchange offer, the actual financial position and results of operations of Enterprises will differ, perhaps materially, from the pro forma amounts reflected herein due to a variety of factors, including changes in operating results between the dates of the pro forma financial information and the time the exchange offer is closed, as well as the factors discussed in "Risk Factors."

                            PRICE ENTERPRISES, INC.

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET
                                  (UNAUDITED)

                                     HISTORICAL        PRO FORMA            PRO FORMA
                                    JUNE 30, 1999     ADJUSTMENTS            TOTALS
                                    -------------    --------------         ---------
                                                     (IN THOUSANDS)
ASSETS
  Real estate, net................    $399,429          $145,997 (2B)       $545,426
  Investment in joint venture.....       4,270                --               4,270
  Cash............................       1,022                --               1,022
  Accounts receivable, net........       1,299                --               1,299
  Deferred rents..................      16,010           (16,010)(2C)             --
  Deferred leasing costs, net.....       3,664            (3,664)(2C)             --
  Prepaid expenses and other
     assets.......................       1,273                --               1,273
  Income taxes receivable.........       7,865                --               7,865
                                      --------          --------            --------
       Total assets...............    $434,832          $126,323            $561,155
                                      ========          ========            ========
LIABILITIES AND STOCKHOLDERS'
  EQUITY
  Liabilities
     Lines of credit and note
       payable....................    $ 83,377                --            $ 83,377
     Accounts payable and other
       liabilities................       3,374                --               3,374
                                      --------          --------            --------
       Total liabilities..........      86,751                --              86,751
  Stockholders' Equity
     Preferred stock..............     353,404                --             353,404
     Common stock.................           1           120,999 (2D)        121,000
  Additional paid-in capital......       1,005            (1,005)                 --
  Accumulated deficit.............      (6,329)            6,329                  --
                                      --------          --------            --------
       Total stockholders'
          equity..................     348,081           126,323             474,404
                                      --------          --------            --------
       Total liabilities and
          stockholders' equity....    $434,832          $126,323            $561,155
                                      ========          ========            ========

See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                            PRICE ENTERPRISES, INC.

             PRO FORMA CONSOLIDATED CONDENSED STATEMENTS OF INCOME
                                  (UNAUDITED)

                                                                                  HISTORICAL                          PRO FORMA
                                  HISTORICAL                        PRO FORMA       TWELVE                              TWELVE
                                  SIX MONTHS                        SIX MONTHS      MONTHS                              MONTHS
                                    ENDED                             ENDED         ENDED                               ENDED
                                   JUNE 30,     PRO FORMA            JUNE 30,    DECEMBER 31,    PRO FORMA           DECEMBER 31,
                                     1999      ADJUSTMENTS             1999          1998       ADJUSTMENTS              1998
                                  ----------   -----------          ----------   ------------   -----------          ------------
Rental revenues.................   $ 34,281      $(1,513)(3A)        $ 32,768      $62,485       $ (3,680)(3A)         $ 58,805
Operating expenses:
Depreciation and amortization...      6,358       (2,369)(3B)(3C)       3,989       12,471         (5,549)(3B)(3C)        6,922
  Property operating expenses...      8,687         (593)(3C)           8,094       15,641           (881)(3C)           14,760
  General and administrative....      1,445         (993)(3D)             452        2,980         (1,922)(3D)            1,058
                                   --------      -------             --------      -------       --------              --------
    Total operating expenses....     16,490       (3,955)              12,535       31,092         (8,352)               22,740
                                   --------      -------             --------      -------       --------              --------
  Operating income..............     17,791        2,442               20,233       31,393          4,672                36,065
Interest expense, net...........     (2,683)          --               (2,683)      (1,964)            --                (1,964)
Gain on sale of real estate.....      4,717       (4,717)                  --           --             --                    --
                                   --------      -------             --------      -------       --------              --------
    Net income..................     19,825       (2,275)              17,550       29,429          4,672                34,101
Dividends paid to preferred
  stockholders..................    (16,631)          --              (16,631)      (8,316)       (24,948)(3E)          (33,264)
                                   --------      -------             --------      -------       --------              --------
Net income (loss) applicable to
  common stockholders...........   $  3,194      $(2,275)            $    919      $21,113       $(20,276)             $    837
                                   ========      =======             ========      =======       ========              ========

 See accompanying notes to unaudited pro forma consolidated condensed financial statements.

                            PRICE ENTERPRISES, INC.

                     NOTES AND MANAGEMENT'S ASSUMPTIONS TO
       PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS (UNAUDITED)

1.  SUMMARY OF ACCOUNTING TREATMENT

     For accounting purposes, neither Legacy nor Enterprises will recognize a gain or loss as a result of the exchange offer. Enterprises will expense its costs related to the exchange offer. Legacy will account for its investment in Enterprises under the equity method.

     The historical results of Enterprises have been adjusted to reflect the pro forma results of the application of purchase accounting. In accordance with purchase accounting, the cost basis of Legacy's investment in the common stock of Enterprises has been allocated among Enterprises' assets and liabilities to adjust them to fair value at the time of the closing of the exchange offer. The pro forma balance sheet and income statement have also been adjusted to exclude two properties that Enterprises sold during the six month period ended June 30, 1999.

2.  PRO FORMA ADJUSTMENTS TO CONSOLIDATED CONDENSED BALANCE SHEET

     (A) Certain reclassifications have been made to Enterprises' historical balance sheet to conform to the desired pro forma condensed balance sheet presentation.

     (B) Real estate, net

Fair value adjustments to land and buildings.......  $ 86,915
Elimination of accumulated depreciation............    59,082
                                                     --------
                                                     $145,997
                                                     ========

     (C) Deferred rents and deferred leasing costs have been adjusted to zero in accordance with the application of purchase accounting.

     (D) Represents Legacy's estimated investment or purchase price of the common stock of Enterprises as follows:


                                SHARES      VALUE PER       TOTAL
                              OUTSTANDING     SHARE     CONSIDERATION
                              -----------   ---------   -------------
Enterprises common stock....    13,309        $8.50       $113,127
Estimated transaction
  costs.....................                                 7,873
                                                          --------
                                                          $121,000
                                                          ========

     Estimated fees and expenses related to the transaction are as follows (in thousands):


Severance of Enterprises' personnel(1).................  $2,105
Exercise and payment of stock options..................   3,141
Accounting and legal...................................     200
Other..................................................   2,427
                                                         ------
                                                         $7,873
                                                         ======


-------------------------
(1) Assumes that all personnel will be terminated following the exchange offer, which is not presently intended.

3.  PRO FORMA ADJUSTMENTS TO CONSOLIDATED CONDENSED STATEMENTS OF INCOME

     (A) Rental revenues have been adjusted to exclude rental revenue from two properties that were sold during the six month period ended June 30, 1999.

     (B) Depreciation and amortization have been adjusted to eliminate the historical amounts of approximately $6,358,000 and $12,471,000 for the six months ended June 30, 1999 and the twelve months ended December 31, 1998, respectively. The pro forma depreciation and amortization amounts reflect the new basis of the properties following the closing of the exchange offer and the adoption of Legacy's accounting policy of depreciating properties over an estimated useful life of 40 years rather than 25 years currently being used by Enterprises.

     (C) Property operating expenses and depreciation and amortization have been adjusted to reflect the pro forma effect of no longer operating the two properties that Enterprises sold during the six month period ended June 30, 1999.

     (D) General and administrative expenses have been adjusted to reflect the following pro forma effects of the closing of the exchange offer:

                                   SIX MONTHS        TWELVE MONTHS
                                      ENDED              ENDED
                                  JUNE 30, 1999    DECEMBER 31, 1998
                                  -------------    -----------------
Salaries related to senior
  management and other personnel
  to be severed.................      $684              $1,349
Corporate expenses not expected
  to be incurred due to
  consolidation of offices......       309                 573
                                      ----              ------
Decrease in estimated general
  and administrative expenses...      $993              $1,922
                                      ====              ======

     (E) Preferred stock dividends were paid for one quarter during 1998. The pro forma results for the twelve months ended December 31, 1998 have been adjusted to reflect four quarterly dividends to the preferred stockholders.

                 UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following summary describes the principal United States federal income tax consequences to United States Holders, as defined below, of:

     - an exchange of the Enterprises common stock in the exchange offer, and

     - the acquisition, ownership and disposition of Legacy debentures, Legacy notes and Legacy common stock.

     The discussion is limited to holders of the Enterprises common stock participating in the exchange offer, and does not address subsequent holders of Legacy debentures, Legacy notes or Legacy common stock. Those stockholders who do not participate in the exchange should not incur any United States federal income tax liability from the exchange.

     This summary is based upon the Internal Revenue Code of 1986, as amended (the Code), existing United States Treasury Regulations promulgated thereunder, published rulings, administrative pronouncements and judicial decisions, all as in effect as of the date hereof and all of which are subject to changes which could affect the tax consequences described herein, possibly on a retroactive basis.

     This summary addresses only Enterprises common stock transferred in the exchange offer, Legacy debentures and Legacy notes received in the exchange offer, and Legacy common stock received upon conversion of the Legacy debentures held as capital assets. It does not address all of the tax consequences that may be relevant to particular stockholders in light of their personal circumstances, or to some types of stockholders such as:

     - some types of financial institutions,

     - dealers or traders in securities or commodities,

     - insurance companies,

     - "S" corporations,

     - expatriates,

     - Non-United States Holders, as defined below,

     - tax-exempt organizations,

     - persons who are subject to alternative minimum tax, or

     - persons who hold stock or the Legacy debentures or Legacy notes as a position in a "straddle" or as part of a "hedging" or "conversion" transaction or that have a functional currency other than the United States dollar.

This summary may not be applicable with respect to stock or debentures or notes acquired as compensation, including the Enterprises common stock acquired upon the exercise of stock options or which were or are subject to forfeiture restrictions. This summary also does not address the state, local or foreign tax consequences of participating in the exchange offer or acquiring, owning and disposing of Legacy debentures, Legacy notes, or Legacy common stock.

     As used in the discussion below, the term "earnings and profits" refers to our current or accumulated earnings and profits as determined under the Code. There is no assurance that we will have earnings and profits for any particular taxable year.

     YOU ARE URGED TO CONSULT YOUR TAX ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO YOUR PARTICIPATION IN THE EXCHANGE OFFER AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF LEGACY DEBENTURES, LEGACY NOTES, OR LEGACY COMMON STOCK.

     A "United States Holder" is a holder of the Enterprises common stock, or Legacy debentures, Legacy notes, or Legacy common stock, that for United States federal income tax purposes is:

     - a citizen or resident of the United States,

     - a corporation or partnership created or organized in or under the laws of the United States or any state or division thereof, including the District of Columbia,

     - an estate the income of which is subject to United States federal income taxation regardless of its source, or

     - a trust (1) the administration over which a United States court can exercise primary supervision and (2) all of the substantial decisions of which one or more United States persons have the authority to control and other types of trusts considered United States Holders for federal income tax purposes.

     A "Non-United States Holder" is a holder of the Enterprises common stock, or Legacy debentures, Legacy notes, or Legacy common stock, other than a United States Holder.

TREATMENT OF THE EXCHANGE OFFER

     An exchange of the Enterprises common stock for cash, Legacy debentures and Legacy notes in the exchange offer by a United States Holder will be a taxable transaction for United States federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign tax laws. In general, for United States federal income tax purposes, each stockholder will recognize gain or loss equal to the difference between:

     - the amount of cash and the issue price of any Legacy debentures and Legacy notes received and

     - the stockholder's adjusted tax basis in the Enterprises common stock exchanged therefor.

     Assuming the Enterprises common stock constitutes a capital asset in the hands of the stockholder, such gain or loss will be capital gain or loss. The issue price of Legacy debentures and Legacy notes will be determined as follows. If Legacy debentures or Legacy notes, as the case may be, are traded or deemed traded on an established securities market on or at any time during the 60-day period ending

30 days after the exchange date, the issue price of Legacy debentures or Legacy notes, as the case may be, will be their fair market value determined as of the exchange date. Subject to certain limitations, Legacy debentures or Legacy notes will be deemed so traded if, among other things, price quotations are readily available from dealers, brokers or traders. If Legacy debentures or Legacy notes, as the case may be, are not deemed traded under these rules, then the issue price of Legacy debentures or Legacy notes, as the case may be, will be, assuming the Enterprises common stock is publicly traded or deemed publicly traded within the period described above, the fair market value of the Enterprises common stock for which Legacy debentures or Legacy notes, as the case may be, are exchanged. If neither Legacy debentures or Legacy notes, as the case may be, nor the Enterprises common stock, are deemed traded, the issue price of Legacy debentures or Legacy notes, as the case may be, will be their principal amount.

LEGACY DEBENTURES

     Interest. Stated interest on the Legacy debentures will generally be includible in a United States Holder's gross income and taxable as ordinary income for United States federal income tax purposes at the time it is paid or accrued, in accordance with the United States Holder's regular method of accounting for federal income tax purposes.

     Original Issue Discount. If the stated principal amount of a Legacy debenture exceeds the issue price of the Legacy debenture, as determined above, by more than a statutorily determined de minimis amount, a United States Holder will be required to include the amount of such excess as income over the term of the Legacy debenture under a constant yield method. Such excess amount is referred to below as original issue discount, or OID.

     Adjustments to Conversion Ratio. If at any time we make a distribution of cash or property to holders of Legacy common stock that would be taxable to such stockholders as a dividend for United States federal income tax purposes and, in accordance with the terms of the Legacy debentures, the conversion price or conversion ratio of the Legacy debentures is adjusted, such adjustment will likely be deemed to be the payment of a constructive distribution to holders of the Legacy debentures -- resulting in ordinary income, subject to a possible dividends received deduction in the case of corporate holders -- to the extent of our current or accumulated earnings and profits, even though such holders receive no cash. An adjustment to the conversion price made under a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the Legacy debentures and which is not made to compensate them for taxable distributions of cash or property on any of the outstanding Legacy common stock or any convertible securities, generally will not result in constructive distribution. For example, a decrease in the conversion price in the event of distributions of indebtedness or assets of Legacy will generally result in a deemed distribution to holders of the Legacy debentures, but a decrease in the event of stock dividends or the distribution of rights to subscribe for Legacy common stock ordinarily would not.

     Sale, Exchange, Redemption or Retirement of a Legacy Debenture. Except as provided below under "-- Conversion of Legacy Debentures into Legacy Common

Stock," each United States Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of Legacy debentures measured by the difference, if any, between:

     - the amount of cash and the fair market value of any property received -- except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income, and

     - such holder's adjusted tax basis in the Legacy debentures.

     The initial basis in a Legacy debenture will be equal to its issue price, as determined above. If a Legacy debenture is issued with more than a de minimis amount of OID, its basis would be increased by the amount of accrued OID and decreased by the amount of any payment on the Legacy debenture other than payment of stated interest. Except as noted immediately above, any such gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of Legacy debentures will be capital gain or loss.

     Conversion of Legacy Debentures into Legacy Common Stock. A United States Holder generally will not recognize any income, gain or loss upon conversion of a Legacy debenture into Legacy common stock except to the extent the Legacy common stock is considered attributable to accrued interest not previously included in income (which is taxable as ordinary income) or with respect to cash received in lieu of a fractional share of Legacy common stock. The adjusted basis of shares of Legacy common stock received on conversion will generally equal the adjusted basis of the Legacy debentures converted, reduced by the portion of adjusted basis allocated to any fractional share of Legacy common stock exchanged for cash, and the holding period of the Legacy common stock received on conversion will generally include the period during which the converted Legacy debentures were held. However, a United States Holder's tax basis in shares of Legacy common stock considered attributable to accrued interest as described above generally will equal the amount of such accrued interest included in income, and the holding period for such shares will begin as of the date of conversion.

LEGACY NOTES

     Interest. Stated interest on the Legacy notes will generally be includible in a United States Holder's gross income and taxable as ordinary income for United States federal income tax purposes at the time it is paid or accrued, in accordance with the United States Holder's regular method of accounting for federal income tax purposes.

     Original Issue Discount. If the stated principal amount of a Legacy note exceeds its issue price, as determined above, by more than a statutorily defined de minimis amount, a United States Holder will be required to include the amount of such OID as income over the term of the Legacy note under a constant yield method.

     Sale, Exchange, Redemption or Retirement of a Legacy Note. Each United States Holder generally will recognize gain or loss upon the sale, exchange, redemption, retirement or other taxable disposition of Legacy notes measured by the difference, if any, between:

     - the amount of cash and the fair market value of any property received -- except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income, and

     - such holder's adjusted tax basis in the Legacy notes.

     The initial basis in a Legacy note will be equal to its issue price, as determined above. If a Legacy note is issued with more than a de minimis amount of OID, its basis would be increased by the amount of accrued OID and decreased by the amount of any payment on the Legacy note other than payment of stated interest. Except as noted immediately above, any such gain or loss recognized on the sale, exchange, redemption, retirement or other taxable disposition of Legacy notes will be capital gain or loss.

LEGACY COMMON STOCK

     Cash Distributions. The amount of any cash distribution with respect to Legacy common stock will be treated as a dividend, taxable as ordinary income to the recipient thereof, to the extent of our current or accumulated earnings and profits as determined under United States federal income tax principles. To the extent that the amount of such distribution exceeds our current and accumulated earnings and profits, the excess first will be treated as a return of capital that will reduce the holder's tax basis in the Legacy common stock. Any remaining amount after the holder's basis has been reduced to zero will be taxable as capital gain.

     Dividends received by corporate stockholders will be eligible for the 70% dividends-received deduction under section 243 of the Code, subject to various exceptions and limitations contained in the Code. U.S. corporate stockholders should note, however, that there can be no assurance that distributions with respect to Legacy common stock will not exceed the amount of our current or accumulated earnings and profits. Accordingly, there can be no assurance that the dividends-received deduction will apply to distributions on the Legacy common stock. Corporate holders should consult their tax advisors as to the availability and the limitations relating to the dividends-received deduction.

     CORPORATE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE POSSIBLE APPLICATION OF SECTION 1059 TO THE OWNERSHIP AND DISPOSITION OF THEIR COMMON STOCK.

     Sale or Disposition. A sale or other disposition of Legacy common stock will normally be a taxable event. Upon such a taxable sale or other disposition, a stockholder will generally recognize capital gain or loss equal to the difference between the amount of cash and the fair market value of property received by the holder for the Legacy common stock and the holder's adjusted tax basis in those shares.

INFORMATION REPORTING AND BACKUP WITHHOLDING

     Under section 3406 of the Code and applicable Treasury regulations, a holder of the Enterprises common stock participating in the exchange, Legacy debentures, Legacy notes, or Legacy common stock, as the case may be, may be subject to backup withholding at the rate of 31% with respect to "reportable payments" unless the holder (1) is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or (2) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. "Reportable payments" include:

     - dividend payments,

     - interest payments,

     - under some circumstances, principal payments on the Legacy debentures or Legacy notes,

     - the gross proceeds payable in the exchange offer -- i.e., cash and any Legacy debentures and Legacy notes, and

     - the proceeds of a taxable sale or exchange of the Legacy debentures, Legacy notes, or Legacy common stock, as the case may be.

     The payor will be required to deduct and withhold the prescribed amounts if:

     - the payee fails to furnish a taxpayer identification number (TIN) to the payor in the manner required by the Code and applicable Treasury regulations,

     - the Internal Revenue Service (IRS) notifies the payor that the TIN furnished by the payee is incorrect,

     - there has been a "notified payee underreporting" described in section 3406(c) of the Code, or

     - there has been a failure of the payee to certify under penalty of perjury that the payee is not subject to withholding under section 3406(a)(1)(C) of the Code.

     In such event, we will be required to withhold an amount equal to 31% from any dividend payment made with respect to the holder's Legacy common stock, any interest payment made with respect to the holder's Legacy debentures or Legacy notes, the gross proceeds payable to the holder in the exchange offer, any payment of proceeds to the holder of a taxable sale or exchange of the Legacy debentures, Legacy notes, or Legacy common stock, or any other "reportable payments." Amounts paid as backup withholding do not constitute an additional tax and will be credited against the holder's United States federal income tax liabilities, so long as the required information is provided to the IRS. We will report to persons transferring the Enterprises common stock in the exchange offer, to the holders of the Legacy debentures, Legacy notes, or Legacy common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to payment on the securities. A person transferring the Enterprises common stock in the exchange offer, and a holder of Legacy debentures, Legacy notes, or Legacy common stock who does not provide us with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS.

PROPOSED LEGISLATION

     Enterprises elected to be taxed as a REIT under Sections 856 through 860 of the Code commencing with the short taxable year from September 1, 1997 to December 31, 1997. Under current law, the closing of the exchange offer or the merger should not adversely affect Enterprises' REIT status. After the closing of the exchange offer, and, if applicable, the merger, Enterprises intends to continue to operate in a manner so as to qualify for taxation as a REIT under the Code.


     Enterprises' qualification and taxation as a REIT depends on Enterprises' ability to meet various qualification tests imposed under the Code. One of these qualification tests (the Five or Fewer Rule) requires that no more than 50% of the value of the REIT's outstanding shares can be owned directly or indirectly, applying various ownership attribution rules, by five or fewer individuals at any time during the last half of a REIT's taxable year. Under existing law, because of various ownership attribution rules, a corporation, such as Legacy, could own more than 50% of the total value of a REIT's outstanding shares without causing the REIT to fail to satisfy the Five or Fewer Rule. The current version of the Taxpayer Refund and Relief Act of 1999 contains a provision which, if enacted in its present form, would add an additional requirement that would prohibit any person or entity from controlling a REIT (i.e., owning stock possessing 50% or more of the total combined voting power of all classes of voting stock of a REIT or 50% or more of the total value of shares of all classes of stock of a REIT). Although the Taxpayer Refund and Relief Act of 1999 was passed by both houses of Congress on August 5, 1999, President Clinton vetoed the legislation on September 23, 1999. However, the final version of any enacted tax legislation may include a provision that would prohibit any person or entity from controlling a REIT.


     The controlled REIT provisions of the Taxpayer Refund and Relief Act, if enacted in their current form, would apply to taxable years ending after July 14, 1999, but would not apply to a REIT which (1) as of July 14, 1999, is already controlled by a person or entity and (2) has significant business assets or activities as of such date. For purposes of the controlled REIT provisions, a REIT is treated as controlled by a person or entity as of July 14, 1999 if the REIT becomes a controlled entity after such date in a transaction that either
(1) is made under a written agreement which was binding on such date or (2) is described on or before such date in an SEC filing which was required because of the transaction. It is not clear whether Legacy would be considered to own 50% or more of the total combined voting power of Enterprises upon the closing of the exchange offer. However, if the controlled REIT provisions of the Taxpayer Refund and Relief Act were enacted in their current form, they would not apply to Enterprises as a result of the closing of the exchange offer, because either
(1) Enterprises would not be considered a controlled REIT within the meaning of such legislation or (2) if Enterprises would be considered a controlled REIT, it would have become a controlled REIT in a transaction described on or before July 14, 1999 in a required SEC filing. However, if (1) this legislation or similar legislation were enacted and (2) after July 14, 1999, Legacy or Enterprises engaged in any transaction other than the exchange offer that increased Legacy's total voting power in

Enterprises' stock or Legacy's ownership of Enterprises' stock, Enterprises may not qualify as a REIT if Legacy would be considered to own 50% or more of the total voting power or value of Enterprises' stock as a result of such transaction. It is presently uncertain whether any such legislation will be enacted, or if enacted, what the terms of such legislation, including its effective date, will be.

     THE FOREGOING DISCUSSION IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT WITH HIS TAX ADVISOR WITH RESPECT TO THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE EXCHANGE OFFER AND THE OWNERSHIP AND DISPOSITION OF LEGACY DEBENTURES, LEGACY NOTES AND LEGACY COMMON STOCK, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN, OR OTHER TAXING JURISDICTION.

                                 LEGAL MATTERS

     The validity of the Legacy debentures and the Legacy notes offered hereby and the Legacy common stock into which the Legacy debentures may be converted will be passed upon for Legacy by Latham & Watkins, San Diego, California.

                                    EXPERTS

     The financial statements and schedules of Legacy and Excel Legacy Corporation Asset Group incorporated in this prospectus by reference to Legacy's Annual Report on Form 10-K/A for the period from inception (November 17, 1997) to July 31, 1998, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The consolidated financial statements and schedule of Enterprises appearing in Enterprises' Annual Report on Form 10-K for the year ended December 31, 1998, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     Legacy and Enterprises are subject to the informational requirements of the Securities Exchange Act of 1934, and file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, proxy statements and other information we and Enterprises file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the SEC's regional offices at Seven World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms. You may also access filed documents at the SEC's web site at www.sec.gov.

     This prospectus incorporates important business and financial information about Legacy and Enterprises that is not included in or delivered with this prospectus. We have filed a registration statement on Form S-4 and related exhibits with the SEC under the Securities Act of 1933. The registration statement contains additional information about Legacy and Enterprises and the securities offered hereby. You may inspect the registration statement and exhibits without charge and obtain copies from the SEC at prescribed rates at the locations above.

     The SEC allows us to incorporate by reference the information we and Enterprises file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we and Enterprises file later with the SEC will automatically update and supersede this information. We incorporate by reference the following documents which we and Enterprises have filed with the SEC:

LEGACY'S SEC FILINGS (FILE NO. 0-23503):

     - Our Annual Report on Form 10-K for the fiscal year ended July 31, 1998 and Amendment Nos. 1 and 2 thereto on Form 10-K/A,

     - Our Quarterly Report on Form 10-Q for the quarter ended October 31, 1998,

     - Our Transition Report on Form 10-Q for the transition period from August 1, 1998 to December 31, 1998,

     - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 1999 and Amendment No. 1 thereto on Form 10-Q/A,

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999,

     - Our Current Reports on Form 8-K filed with the SEC on December 18, 1998, May 14, 1999, June 4, 1999 and September 1, 1999,

     - The description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on November 13, 1998, and

     - All documents filed by us with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

ENTERPRISES' SEC FILINGS (FILE NO. 0-20449):

     - Enterprises' Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and Amendment No. 1 thereto on Form 10-K/A,

     - Enterprises' Quarterly Report on Form 10-Q for the quarter ended March 31, 1999,

     - Enterprises' Quarterly Report on Form 10-Q for the quarter ended June 30, 1999,

     - Enterprises' Current Report on Form 8-K filed with the SEC on June 4, 1999, and

     - All documents filed by Enterprises with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

     The information incorporated by reference is deemed to be part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained herein or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

     Legacy has supplied all information contained or incorporated by reference in this prospectus relating to Legacy, and Enterprises has supplied all such information relating to Enterprises.

     If you are stockholder of Enterprises, you may have already received some of the documents incorporated by reference, but you can obtain any of them through the information agent, Legacy, Enterprises or the SEC. Documents incorporated by reference are available from the information agent, Legacy or Enterprises without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this prospectus. Enterprises' stockholders may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the appropriate party at the following addresses:

             Excel Legacy Corporation                              Price Enterprises, Inc.
          16955 Via Del Campo, Suite 100                            4649 Morena Boulevard
                San Diego, CA 92127                              San Diego, California 92117
                  (858) 675-9400                                       (858) 581-4679

     You may also contact the information agent for the exchange offer at the following address:

                             D.F. King & Co., Inc.
                                77 Water Street
                            New York, NY 10005-4496
                                 (800) 659-6590

     To obtain timely delivery before the expiration of our offer, you should
request the information no later than                       , 1999, which is
five business days prior to the expiration of our offer.

     You should rely only on the information incorporated by reference or provided in this prospectus and any supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the dates on the front of these documents.

     We have not authorized anyone to give you any information or to make any representations about the transactions we discuss in this prospectus other than those contained herein. If you are given any information or representations about these matters that is not discussed, you should not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus offered hereby does not, under any circumstances, mean that there has not been a change in our affairs since the date hereof. It also does not mean that the information in this prospectus is correct after this date.

                                                                         ANNEX A
                                                      THE STOCKHOLDERS AGREEMENT

                                   AGREEMENT

PARTIES:

A.  Excel Legacy Corporation, a Delaware corporation ("Legacy").

B. Certain shareholders of Price Enterprises, Inc. ("PREN"), a Maryland corporation qualified as a Real Estate Investment Trust for federal income tax purposes, who sign copies of this Agreement on or about the Board Approval Date (Item 2), including Sol Price ("Price"), a Trustee of significant holders of Common Stock ("Common Stock") and Preferred Stock ("Preferred Stock") of PREN. (Each such shareholder, including Price, is referred to as a "Selling Shareholder" and, at any point in time, all such persons who have then signed substantially identical agreements, together with Price, are referred to collectively as the "Selling Shareholders.")

AGREEMENT, subject to all of the terms and conditions below:

1. Each Selling Shareholder agrees to deposit into an escrow (the "Escrow") his, her or its shares of PREN Common Stock in order to facilitate a transaction with Legacy in which Legacy will seek to acquire all shares of PREN Common Stock for $8.50 per share, comprised, at Legacy's election, of (i) $8.50 in cash or
(ii) (A) at least $4.25 in cash, (B) at least $2.75 per share in principal amount of a Legacy 9% Convertible (at $5.50 per share) Subordinated Debenture ("Debenture"), issued pursuant to an indenture in the form attached as Exhibit A hereto, with such changes as may be acceptable to a majority in interest of the Selling Shareholders ("Majority of the Selling Shareholders"), with their interests for such purposes being determined solely by the number of shares of PREN Common Stock deposited by them into Escrow, and to Legacy and such changes as may be required by the trustee under such indenture, and (C) $1.50 per share in whatever combination Legacy may choose of cash, Debentures, and 10% Senior Notes ("Notes") due October 31, 2004, issued at par, with a mandatory sinking fund of 20% per year at the end of each of the first four years after issuance (with credit given for open market purchases), a prepayment option by Legacy at par plus accrued interest at any time, and customary protections for noteholders reasonably acceptable to a Majority of the Selling Shareholders, but no more stringent than the terms of bank indebtedness of Legacy at the time. The Debentures and Notes (if any) shall be issued in denominations of $1,000 and integral multiples thereof. Legacy shall deliver checks for the current market value of any fractional shares in accordance with the Indenture. The transaction in which Legacy will seek to acquire all of the Common Stock of PREN will be at the option of the PREN Board of Directors to be exercised on the Board Approval Date, either (A) a merger between PREN and a newly-formed wholly owned subsidiary of Legacy or (B) a tender offer or exchange offer, in either case with the consideration above being paid or offered for each share of PREN Common Stock. Legacy shall elect the form of consideration prior to the distribution of the applicable offer to purchase or proxy materials to PREN's shareholders.

2. 4,000,000 shares of PREN Common Stock shall be deposited by the Selling Shareholders in the Escrow, which will be held by an escrow agent pursuant to an escrow agreement (the "Escrow Agreement") containing the provisions described herein and such other provisions as may be required by the escrow agent, within 5 business days after this Agreement has been signed by Price on behalf of certain Selling Shareholders and by Legacy. On the date following the date on which the Board of Directors of PREN determines whether to approve the transactions contemplated hereby, which approval date, if any, shall in no event be later than June 2, 1999 (the "Board Approval Date"), there shall be deposited (if the Board does approve) into Escrow at least 4,000,000 additional shares of PREN Common Stock, and there shall be issued a joint press release with respect to the Board's approval. Each Selling Shareholder hereby represents that all shares of PREN Common Stock deposited into Escrow by such Selling Shareholder are, or on the date of such deposit will be, owned free and clear of all liens, charges, encumbrances and restrictions of any kind. Price shall give Legacy 48 hours notice of the expected Board Approval Date, and if no such notice is given, Legacy shall treat June 2, 1999 as the Board Approval Date.

3. Legacy agrees to deposit into Escrow (A) $1,000,000 in cash within 24 hours after the first share deposit referred to in Item 2 above, (B) an additional $6,500,000 in cash by the close of business on the first business day following the Board Approval Date, and (C) an additional $1,000,000 in cash on each of September 1, October 1 and November 1, 1999 if, as to each such date, the Closing has not occurred. Neither the PREN Common Stock nor the cash shall be released from Escrow until the Closing (Item 4), except that, pursuant to the terms of the Escrow Agreement, the shares of PREN Common Stock shall be properly tendered prior to the Closing in the Offer described in Item 4 below, or voted in favor of the Merger described in Item 4 below, and the cash shall be provided to Legacy at the Closing for purposes of making a portion of the cash payments required.

4. The Escrow shall close (the "Closing"), with the PREN Common Stock delivered to Legacy and the cash delivered to the Selling Shareholders (or their designees) in accordance with the Escrow Agreement, when (A) Legacy shall have offered to purchase all outstanding shares of PREN Common Stock (including the shares held in Escrow) subject only to the Offer Conditions (Item 6B), and shall have purchased all shares tendered and not withdrawn (the "Offer"), or (B) PREN shall have merged with a wholly owned subsidiary of Legacy, subject only to the Merger Conditions (Item 6B) (the "Merger"), in either case with all Common Stock of PREN being offered or receiving the consideration specified in Item 1 above. Alternatively, the Escrow shall close, and all items held in the Escrow shall be returned to the party or parties who deposited them (except for cash used for damage payments in Item 7 below or Item 5 of the PREN Agreement (as defined in Item 8B below)), when August 31, 1999 occurs (if the Escrow has not already closed under the first sentence in this Item 4), or when Legacy and a Majority of the Selling Shareholders agree and so instruct the escrow agent, or as provided in Item 7 or 9. Provided, that (i) the August 31, 1999 date shall be extended by the period, if any, by which the time between the filing by Legacy of documents with the Securities and Exchange Commission for the registration of the Offer or the proxy materials for the Merger and the first date on which the Offer can be commenced within the meaning of Rule 14d-2 under the Securities Exchange Act of 1934, or the proxy materials may be mailed, as applicable, exceeds 30 days, but not beyond December 1, 1999, and (ii) in any event, interest shall accrue on the cash, Debentures and Notes, if applicable, issued in the Offer or Merger from August 15, 1999. The cash shall accrue interest at the rate of 8% per annum from August 15, 1999. If the Escrow terminates under Item 7, 9 or 11 below or under Item 3 or 5 of the PREN Agreement, earnings on the cash held in Escrow shall be distributed together with the cash on which it accrues to the party entitled to receive the cash. If the Offer or Merger is consummated, earnings on the cash held in Escrow shall be distributed to Legacy for purposes of making a portion of the cash payments required.

5. Each Selling Shareholder agrees and commits that, from the date hereof through the Closing, such Selling Shareholder (i) shall not, directly or indirectly, sell, offer to sell, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement to sell, any PREN Common Stock owned beneficially or otherwise by such Selling Shareholder, and (ii) shall vote (or cause to be voted) all Common Stock and Preferred Stock of PREN owned beneficially or otherwise by such Selling Shareholder in favor of the Merger and related matters (if applicable), and against any Company Takeover Proposal or any other action or agreement which would impede, interfere with or prevent the transactions contemplated hereby. For purposes hereof, "Company Takeover Proposal" means any proposal by a third party (other than Legacy) to acquire, directly or indirectly, including pursuant to a tender offer, exchange offer, merger or similar transaction, more than 25% of the voting power of PREN, or all or substantially all of the assets of PREN. In addition, each Selling Shareholder agrees to comply with any applicable requirements of Rule 145 under the Securities Act of 1933 in connection with any resales of the Debentures and Notes.

6.  Legacy further agrees and commits that:

     A. At or as promptly as practicable after the Closing, Legacy shall cause to be taken all actions reasonably necessary to cause the Preferred Stock of PREN to be entitled under PREN's charter documents (including those of any successor to PREN by merger, etc.) to elect a majority of the Directors of PREN (which majority shall mean that the holders of PREN Preferred Stock have one more designee than Legacy); provided that such right shall terminate upon the earliest to occur of the following (the "Preferred Termination"): (i) less than 2,000,000 shares of PREN Preferred Stock (adjusted for stock splits, dividends, reverse splits, etc.) shall remain outstanding, (ii) Legacy shall have made an offer to purchase any and all outstanding shares of PREN Preferred Stock at a cash price of $16 per share, and shall have purchased all shares duly tendered and not withdrawn, or (iii) the Directors of PREN shall have
         (a) issued or agreed to issue any equity securities or securities convertible or exchangeable into or exercisable for equity securities, in any case without unanimous Board approval, or (b) failed in any fiscal year to declare or pay dividends on the PREN Common Stock as and when requested by Legacy (1) to distribute 100% of PREN's taxable income for such fiscal year or otherwise to maintain PREN's status as a REIT, or (2) in an amount equal to the excess, if any, of (x)(A) funds from operations less rent smoothing for such fiscal year, minus (B) the amount required to pay dividends on the PREN Preferred Stock for such fiscal year, over (y) $7,500,000. Pending the effectuation of such corporate action, Legacy agrees for the benefit of the holders of PREN Preferred Stock to vote in favor of the election of Jack McGrory, Simon Lorne and James Cahill (or their designees) as Directors of PREN and to vote against any increase in the size of the PREN Board beyond five members. Following the Closing until the Preferred Termination, neither Legacy nor any subsidiary or affiliate of Legacy which acquires shares of PREN Preferred Stock shall be entitled to vote such shares in any election of Directors of PREN.

     B. Legacy shall commence taking all actions reasonably necessary to make the Offer or to effect the Merger (as applicable) to acquire all outstanding shares of PREN Common Stock (including those shares held in Escrow) for the consideration specified in Item 1 above, subject in the case of the Offer only to the conditions specified on Exhibit B hereto (the "Offer Conditions"), and in the case of the Merger only to the conditions specified on Exhibit B hereto (other than the Minimum Condition) and other customary conditions to a merger, including the approval of PREN's shareholders and the filing of applicable merger documents (the "Merger Conditions"). In the case of the Offer, Legacy shall purchase all shares duly tendered and not withdrawn.

     C. Legacy shall use all reasonable efforts to satisfy the Offer Conditions or the Merger Conditions (as applicable). Legacy agrees that it will proceed in good faith as expeditiously as possible to complete requisite governmental reviews, to obtain any requisite approvals and otherwise to consummate the transactions contemplated hereby, and neither Legacy nor its counsel will engage in any communications with third parties (including governmental offices and agencies) without the direct participation of PREN and its counsel.

     D. Legacy shall not take any action to cause a direct or indirect Change of Control of PREN (including by Change of Control of Legacy itself)
         (i) after the date hereof and prior to the Closing without the consent of Price, or (ii) after the Closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of a majority of such shares (unless a higher percentage is required by PREN's charter or Maryland law). For purposes of this provision, a "Change of Control" will be deemed to have occurred at such time as (a) any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 (other than Legacy) becomes the beneficial owner of 50% or more of the total voting power of PREN or Legacy, (b) there shall be consummated any merger or consolidation of PREN or Legacy in which PREN or Legacy, as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Stock of PREN or Legacy would be converted into cash, securities or other property, other than a merger or consolidation in which the holders of the Common Stock of PREN or Legacy outstanding immediately prior to the merger or consolidation hold at least a majority of the Common Stock of the surviving corporation immediately after such merger or consolidation, or (c) the directors of Legacy on the date hereof (or persons nominated for election by such directors) shall no longer constitute a majority of the Board of Directors of Legacy.

     E. Following the Closing until the Preferred Termination, Legacy shall take all actions in its power to ensure that at least one representative of the interests of the PREN Preferred Stock, as designated by a majority in interest of the Selling Shareholders who hold PREN Preferred Stock, is serving as a director of Legacy.

     F. Legacy shall cause any and all Debentures and Notes to be registered under the Securities Act of 1933, and to maintain such registration, in each case if and as necessary to make all such Debentures and Notes freely transferable.

     G. Within 10 days after the Closing, Legacy shall use all reasonable efforts to cause PREN to pay all options held by employees and directors of PREN, and severance payments for employees of PREN, as described on Exhibit B and Schedule B-2 to the PREN Agreement. With Legacy's prior written consent, which consent shall not be unreasonably withheld, PREN may terminate certain employees prior to the Closing and pay such employees the severance payments described on Exhibit B and Schedule B-2 to the PREN Agreement. Upon the Closing, Legacy shall provide PREN with the funds to cover all payments under such exhibit and schedule.

     H. Legacy shall cause PREN to maintain Officers' and Directors' Errors and Omissions Insurance insuring all persons who are or were officers or directors of PREN in an amount not less than that in effect on April 30, 1999, for a period of at least 3 years following the Closing, and thereafter as long as necessary (if at all) to ensure the continuation of protection with respect to any and all claims made prior to the end of that period, and shall, and shall cause PREN to, hold harmless and indemnify each such person against all expense, loss and liability (including costs of defense and investigation) relating to their actions as such officers or directors of PREN, except, as to any such person, as to any matter as to which it is finally judicially determined that indemnification is not permitted for such person by Maryland law under the applicable circumstances.

     I. In any merger between PREN and a subsidiary of Legacy pursuant to which shares of PREN Common Stock are converted into cash or into securities other than Common Stock of Legacy or of the surviving corporation, Legacy will make appropriate provisions such that the cash and other assets of PREN will not be depleted in any material respect, and the liabilities of PREN will not be increased in any material respect, as a result of such transaction.

     J. Until such time as there are no shares of PREN Preferred Stock outstanding, Legacy shall not take any action that would cause PREN to fail to qualify as a REIT.

7. If Legacy abandons the transaction prior to the Board Approval Date or is unwilling to execute the PREN Agreement, Legacy shall pay the total sum of $1,000,000 (together with earnings thereon) as liquidated damages, with such sum being apportioned among the Selling Shareholders and PREN as Price may direct.

Additionally, upon notice to the escrow agent in accordance with the Escrow Agreement of Legacy's having so abandoned the transaction or having not executed the PREN Agreement, the Escrow shall be terminated, the initial $1,000,000 deposited by Legacy (together with earnings thereon) shall be distributed as provided in this Item 7, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $1,000,000 (together with earnings thereon) as described above in this Item 7 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of the Selling Shareholders and PREN. If Legacy breaches Item 6 above after it and PREN have executed the PREN Agreement, the sole redress of the Selling Shareholders and PREN shall be pursuant to Item 5 of the PREN Agreement.

8. Price agrees that if any of the following conditions are not met, the provisions of Item 9 shall immediately take effect:

     A. The number of shares of PREN Common Stock held in Escrow shall represent at least 51% of the general voting power of PREN on June 10, 1999.

     B. On the Board Approval Date, the Directors of PREN shall have (i) taken such actions as may be necessary to approve Legacy (insofar as restrictions in PREN's charter documents are concerned) to acquire up to 100% of the PREN Common Stock and to confirm that the transactions contemplated hereby are exempt from the operation of any applicable anti-takeover statute under the Maryland General Corporation Law, which actions shall state that they are irrevocable, and (ii) duly executed and delivered the Agreement attached as Exhibit C hereto (the "PREN Agreement").

9. The following liquidated damages provision shall apply if the Selling Shareholders abandon the transaction on or prior to the Board Approval Date, or the Directors of PREN do not take the actions specified in Item 8B above. In either such case, Price shall pay or cause to be paid to Legacy the total sum of $1,000,000 as liquidated damages. Additionally, upon notice to the escrow agent in accordance with the Escrow Agreement of the Selling Shareholders' having so abandoned the transaction or the PREN Directors having not taken such actions, the Escrow shall be terminated, the initial $1,000,000 (together with earnings thereon) shall be returned to Legacy, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $1,000,000 as described above in this Item 9 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of Legacy.

10. If the events described in Items 8A and 8B above occur as described, the liquidated damages provision set forth in Item 9 shall no longer be applicable after the Board Approval Date and Legacy's rights and remedies shall then be as specified in this Item 10 and in the PREN Agreement. In such case, each Selling Shareholder, by signing a copy of this Agreement, agrees that he, she or it shall, from and after the Board Approval Date, not take any action (litigation or otherwise) to contest or challenge in any way the validity or irrevocability of the actions referred to in Item 8B(i) above; provided that, in the case of any Selling Shareholder who is a Director of PREN, nothing contained herein shall be construed to limit or otherwise affect such Selling Shareholder's ability to act in his capacity as a PREN Director. Each Selling Shareholder shall vigorously defend against any litigation or other claim brought by a third party to contest or challenge in any way such actions.

11. If the Offer Conditions or the Merger Conditions (as applicable) have not been satisfied by December 1, 1999 (unless extended pursuant to Item 5 of the PREN Agreement) due to no fault of the parties hereto, Legacy or a Majority of the Selling Shareholders may terminate this Agreement upon written notice to the other party. Upon any such termination, the Escrow shall close, and except as otherwise provided in Item 5 of the PREN Agreement, all items held in the Escrow shall be returned to the party or parties who deposited them, and none of the parties hereto shall have any further obligation or liability hereunder.

12. Any action permitted or authorized by or for the Selling Shareholders, or any notice to be given by or on behalf of the Selling Shareholders, shall be deemed for all purposes to have been duly permitted, authorized or given if it has been permitted, authorized or given by a Majority of the Selling Shareholders.

13. This Agreement (including the exhibits hereto and all copies executed by different Selling Shareholders) constitutes one entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is intended to be fully binding and enforceable as of the date provided below. This Agreement may be executed in counterparts. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to the laws that might be applicable under conflicts of laws principles. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing signed by Legacy and a Majority of the Selling Shareholders; provided that any party to this Agreement may waive in writing any obligation owed to it by any other party under this Agreement. In the event of any action brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover attorneys' fees, as well as all other costs and expenses of bringing such action as an element of damages.

DATED: MAY 12, 1999

SELLING SHAREHOLDERS                    EXCEL LEGACY CORPORATION

By: /s/ SOL PRICE                       By: /s/ GARY B. SABIN
    ----------------------------------  ----------------------------------
    Sol Price                               Name: Gary B. Sabin
    Sol Price, Trustee                      Title: President and
    Price Family Charitable Trust                  Chief Executive Officer
    UTD 03/13/84
    Number of Shares of
    Common Stock: 2,213,079

By: /s/ SOL PRICE
    ----------------------------------
    Sol Price, Trustee
    Price Charitable Remainder Trust
    UTD 01/10/83
    Number of Shares of
    Common Stock: 308,490

By: /s/ SOL PRICE
    ----------------------------------
    Sol Price, Trustee
    Marion Brodie Trust
    UTD 04/23/96
    Number of Shares of
    Common Stock: 34,950

                                                                       ANNEX A-I
                                                                       AMENDMENT

                   FIRST AMENDMENT TO STOCKHOLDERS AGREEMENT

     This FIRST AMENDMENT TO STOCKHOLDERS AGREEMENT (this "Amendment") is made and entered into as of August 31, 1999, by and among Excel Legacy Corporation, a Delaware corporation ("Legacy"), and certain shareholders (the "Amending Shareholders") of Price Enterprises, Inc., a Maryland corporation qualified as a Real Estate Investment Trust for federal income tax purposes ("PREN"), listed on the signature pages hereto.

                                    RECITALS

     WHEREAS, the Company and certain shareholders of PREN entered into an Agreement dated as of May 12, 1999 (the "Agreement");

     WHEREAS, a Majority of the Selling Shareholders (as such term is defined in the Agreement) is required to effect an amendment to the Agreement, and the Amending Shareholders constitute a Majority of the Selling Shareholders; and

     WHEREAS, Legacy and the Amending Shareholders desire to amend certain terms and provisions of the Agreement as set forth herein.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Legacy and the Amending Shareholders amend the Agreement as follows:

     1. Relation to Agreement. Except as hereby amended, the Agreement shall continue in full force and effect.

     2. Capitalized Terms. Capitalized terms used and not otherwise defined herein are used with the meanings attributed thereto in the Agreement.

     3. Change of Control. Item 6.D. of the Agreement is hereby amended by deleting the first sentence of such Item and inserting the following in lieu thereof:

           Legacy shall not take any action to cause a direct or indirect Change of Control of PREN (including by Change of Control of Legacy itself)
           (i) after the date hereof and prior to the Closing without the consent of Price, or (ii) after the Closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of the Board of Directors of PREN.

     4. Miscellaneous. This Amendment shall be governed and construed on the same basis as the Agreement, as set forth therein.

     5. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                      A-I-1

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first above written.
                                          EXCEL LEGACY CORPORATION

                                          By:       /s/ GARY B. SABIN
                                             -----------------------------------
                                          Name: Gary B. Sabin
                                          Title: President and
                                          Chief Executive Officer

                                          AMENDING SHAREHOLDER

                                          By:         /s/ SOL PRICE
                                             -----------------------------------
                                          Name: Sol Price, Trustee
                                          Price Family Charitable Trust UTD
                                          03/13/84
                                          Number of shares of Common Stock:
                                            2,213,079

                                          By:         /s/ SOL PRICE
                                             -----------------------------------
                                          Name: Sol Price, Trustee
                                          Price Charitable Remainder Trust UTD
                                          01/10/83
                                          Number of shares of Common Stock:
                                            308,490

                                          By:         /s/ SOL PRICE
                                             -----------------------------------
                                          Name: Sol Price, Trustee
                                          Marion Brodie Trust UTD 04/23/96
                                          Number of shares of Common Stock:
                                            34,950

                                      A-I-2

                                                                      ANNEX A-II
                                                                       AMENDMENT

                   SECOND AMENDMENT TO STOCKHOLDERS AGREEMENT

     This SECOND AMENDMENT TO STOCKHOLDERS AGREEMENT (this "Amendment") is made and entered into as of September 16, 1999, by and among Excel Legacy Corporation, a Delaware corporation ("Legacy"), and certain shareholders (the "Amending Shareholders") of Price Enterprises, Inc., a Maryland corporation qualified as a Real Estate Investment Trust for federal income tax purposes ("PREN"), listed on the signature pages hereto.

                                    RECITALS

     WHEREAS, Legacy and certain shareholders of PREN entered into an Agreement dated as of May 12, 1999, as amended by a First Amendment to Stockholders Agreement dated as of August 31, 1999 (the "Agreement");

     WHEREAS, a Majority of the Selling Shareholders (as such term is defined in the Agreement) is required to effect an amendment to the Agreement, and the Amending Shareholders constitute a Majority of the Selling Shareholders; and

     WHEREAS, Legacy and the Amending Shareholders desire to amend certain terms and provisions of the Agreement as set forth herein.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Legacy and the Amending Shareholders amend the Agreement as follows:

     1. Relation to Agreement. Except as hereby amended, the Agreement shall continue in full force and effect.

     2. Capitalized Terms. Capitalized terms used and not otherwise defined herein are used with the meanings attributed thereto in the Agreement.

     3. Security. Item 1 of the Agreement is hereby amended by deleting the second sentence of such Item and inserting the following in lieu thereof:

         The Debentures and Notes (if any) shall be issued in denominations of $1,000 and integral multiples thereof, and shall be secured by the PREN Common Stock owned at any time by Legacy in accordance with a security agreement in form and substance reasonably acceptable to Legacy, a Majority of the Selling Shareholders and the trustee for the Debentures and Notes.

     4. Indenture. Item 1 of the Agreement is hereby further amended by deleting the form of indenture referenced in such Item, and attached to the Agreement, as

                                     A-II-1

Exhibit A and inserting the form of indenture attached to this Amendment as Exhibit A in lieu thereof.

     5. Miscellaneous. This Amendment shall be governed and construed on the same basis as the Agreement, as set forth therein.

     6. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first above written.

                                          EXCEL LEGACY CORPORATION

                                          By:       /s/ GARY B. SABIN
                                             -----------------------------------
                                          Name: Gary B. Sabin
                                          Title: President and
                                          Chief Executive Officer

                                          AMENDING SHAREHOLDER

                                          By:         /s/ SOL PRICE
                                             -----------------------------------
                                          Name: Sol Price, Trustee
                                          Price Family Charitable Trust UTD
                                          03/13/84
                                          Number of shares of Common Stock:
                                            2,213,079

                                          By:         /s/ SOL PRICE
                                             -----------------------------------
                                          Name: Sol Price, Trustee
                                          Price Charitable Remainder Trust UTD
                                          01/10/83
                                          Number of shares of Common Stock:
                                            308,490

                                          By:         /s/ SOL PRICE
                                             -----------------------------------
                                          Name: Sol Price, Trustee
                                          Marion Brodie Trust UTD 04/23/96
                                          Number of shares of Common Stock:
                                            34,950

                                     A-II-2

                                                                         ANNEX B
                                                           THE COMPANY AGREEMENT

                                   AGREEMENT

     This Agreement is entered into as of June 2, 1999 by and between Excel Legacy Corporation, a Delaware corporation ("Legacy"), and Price Enterprises, Inc., a Maryland corporation ("PREN").

                                    RECITALS

A. Legacy and certain shareholders of PREN (the "Selling Shareholders") have entered into an Agreement dated May 12, 1999 (the "Shareholders Agreement").

B. As a condition precedent to Legacy's commitments under the Shareholders Agreement, Legacy has required that PREN enter into this Agreement pursuant to which PREN is agreeing to take certain actions, subject to the terms and conditions set forth herein.

                                   AGREEMENT

     The parties to this Agreement, intending to be legally bound, hereby agree as follows:

1. Capitalized terms used and not otherwise defined in this Agreement shall have the meanings assigned to them in the Shareholders Agreement.

2. PREN agrees that if any of the following events do not occur as described, the provisions of Item 3 below shall immediately take effect:

     A. On the Board Approval Date, the Directors of PREN shall have taken such actions as may be necessary (i) to approve the taking of all actions described on Exhibit A hereto without any further Board approval, (ii) to provide for the treatment of PREN options as described on Exhibit B hereto, and (iii) to appoint Gary Sabin as Chief Executive Officer of PREN. All such approvals and other actions shall be effective as of the Closing and shall state that they are irrevocable.

     B. PREN shall not take any action (i) to revoke, modify or otherwise alter in any way the approvals and other actions referred to in Item 2A above or Item 8B of the Shareholders Agreement, or (ii) to contest or challenge in any way (through litigation or otherwise) the validity or irrevocability of the approvals and other actions referred to in Item 2A above or Item 8B of the Shareholders Agreement. PREN shall vigorously defend against any litigation or other claim brought by a third party to contest or challenge in any way such approvals or other actions.

     C. The Directors of PREN shall permit Gary Sabin and Richard Muir (or two other designees of Legacy) to attend all meetings of the Board of Directors of

         PREN (other than those relating to the transactions contemplated hereby or relating to any Company Takeover Proposal) in a non-voting observer capacity until the Closing, at which time the Directors of PREN shall cause Messrs. Sabin and Muir (or two other designees of Legacy) to be appointed or elected as members of the Board of Directors of PREN. Legacy's Board observer rights shall terminate if this Agreement terminates.

     D. PREN shall cooperate with Legacy and use all reasonable efforts to take or cause to be taken all actions necessary with respect to the preparation and filing of the Offer documents or Merger documents (as applicable), including all actions required pursuant to Section 14 of the Securities Exchange Act of 1934 (but shall not be required to execute any agreements or to make any representations or warranties, other than as required by applicable rules and regulations of the Securities and Exchange Commission, Nasdaq or any lenders of PREN in order to consummate the transactions contemplated by this Agreement or the Shareholders Agreement). In the case of the Merger, PREN shall take or cause to be taken all actions necessary to duly call and hold a meeting of the PREN shareholders to consider the Merger and related matters.

     E. Except in relation to the matters described in this Agreement or the Shareholders Agreement, the Directors of PREN shall act only in the ordinary course of business until the Closing. Without limiting the generality of the foregoing, PREN shall not, without the prior written consent of Legacy, incur material debt, or issue or agree to issue any equity securities or securities convertible or exchangeable into or exercisable for equity securities, or pay any dividend other than regularly scheduled dividends on the PREN Preferred Stock, or take any action that would cause PREN to fail to qualify as a REIT.

     F. PREN shall use all reasonable efforts to satisfy the Offer Conditions or the Merger Conditions (as applicable). PREN agrees that it will proceed in good faith as expeditiously as possible to complete requisite governmental reviews, to obtain any requisite approvals and otherwise to consummate the transactions contemplated by this Agreement and the Shareholders Agreement, and neither PREN nor its counsel will engage in any communications with third parties (including governmental offices and agencies) without the direct participation of Legacy and its counsel.

3. If any of the events described in Item 2 do not occur as described, Legacy shall be entitled, at its election, either to (i)(A) acquire the shares of PREN Common Stock held in Escrow by consummating the Offer with the consideration specified in Item 1 of the Shareholders Agreement and having such shares tendered in accordance with the Escrow Agreement, and (B) any and all equitable remedies necessary to ensure PREN's compliance with this Agreement, or (ii) liquidated damages in the amount of $7,500,000. Additionally, in the case of clause (ii) above, upon notice to the escrow agent in accordance with the Escrow Agreement of PREN's having breached this Agreement, the Escrow shall be terminated, the initial $7,500,000 (together with earnings thereon) shall be returned to Legacy, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $7,500,000 as described above in this Item 3 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of Legacy.

4.  Legacy agrees and commits that:

     A. At or as promptly as practicable after the Closing, Legacy shall cause to be taken all actions reasonably necessary to cause the Preferred Stock of PREN to be entitled under PREN's charter documents (including those of any successor to PREN by merger, etc.) to elect a majority of the Directors of PREN (which majority shall mean that the holders of PREN Preferred Stock have one more designee than Legacy); provided that such right shall terminate upon the earliest to occur of the following (the "Preferred Termination"): (i) less than 2,000,000 shares of PREN Preferred Stock (adjusted for stock splits, dividends, reverse splits, etc.) shall remain outstanding, (ii) Legacy shall have made an offer to purchase any and all outstanding shares of PREN Preferred Stock at a cash price of $16 per share, and shall have purchased all shares duly tendered and not withdrawn, or (iii) the Directors of PREN shall have
         (a) issued or agreed to issue any equity securities or securities convertible or exchangeable into or exercisable for equity securities, in any case without unanimous Board approval, or (b) failed in any fiscal year to declare or pay dividends on the PREN Common Stock as and when requested by Legacy (1) to distribute 100% of PREN's taxable income for such fiscal year or otherwise to maintain PREN's status as a REIT, or (2) in an amount equal to the excess, if any, of (x)(A) funds from operations less rent smoothing for such fiscal year, minus (B) the amount required to pay dividends on the PREN Preferred Stock for such fiscal year, over (y) $7,500,000. Pending the effectuation of such corporate action, Legacy agrees for the benefit of the holders of PREN Preferred Stock to vote in favor of the election of Jack McGrory, Simon Lorne and James Cahill (or their designees) as Directors of PREN and to vote against any increase in the size of the PREN Board beyond five members. Following the Closing until the Preferred Termination, neither Legacy nor any subsidiary or affiliate of Legacy which acquires shares of PREN Preferred Stock shall be entitled to vote such shares in any election of Directors of PREN.

     B. Legacy shall commence taking all actions reasonably necessary to make the Offer or to effect the Merger (as applicable) to acquire all outstanding shares of PREN Common Stock (including those shares held in Escrow) for the consideration specified in Item 1 of the Shareholders Agreement, subject in the case of the Offer only to the Offer Conditions, and in the case of the Merger only to the Merger Conditions. In the case of the Offer, Legacy shall purchase all shares duly tendered and not withdrawn.

     C. Legacy shall use all reasonable efforts to satisfy the Offer Conditions or the Merger Conditions (as applicable). Legacy agrees that it will proceed in good faith as expeditiously as possible to complete requisite governmental reviews, to obtain any requisite approvals and otherwise to consummate the transactions contemplated hereby, and neither Legacy nor its counsel will engage in any communications with third parties (including governmental offices and agencies) without the direct participation of PREN and its counsel.

     D. Legacy shall not take any action to cause a direct or indirect Change of Control of PREN (including by Change of Control of Legacy itself)
         (i) after the date hereof and prior to the Closing without the consent of Price, or (ii) after the Closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of a majority of such shares (unless a higher percentage is required by PREN's charter or Maryland law). For purposes of this provision, a "Change of Control" will be deemed to have occurred at such time as (a) any person or group of related persons for purposes of Section 13(d) of the Securities Exchange Act of 1934 (other than Legacy) becomes the beneficial owner of 50% or more of the total voting power of PREN or Legacy, (b) there shall be consummated any merger or consolidation of PREN or Legacy in which PREN or Legacy, as the case may be, is not the continuing or surviving corporation or pursuant to which the Common Stock of PREN or Legacy would be converted into cash, securities or other property, other than a merger or consolidation in which the holders of the Common Stock of PREN or Legacy outstanding immediately prior to the merger or consolidation hold at least a majority of the Common Stock of the surviving corporation immediately after such merger or consolidation, or (c) the directors of Legacy on the date hereof (or persons nominated for election by such directors) shall no longer constitute a majority of the Board of Directors of Legacy.

     E. Following the Closing until the Preferred Termination, Legacy shall take all actions in its power to ensure that at least one representative of the interests of the PREN Preferred Stock, as designated by a majority in interest of the Selling Shareholders who hold PREN Preferred Stock, is serving as a director of Legacy.

     F. Legacy shall cause any and all Debentures and Notes to be registered under the Securities Act of 1933, and to maintain such registration, in each case if and as necessary to make all such Debentures and Notes freely transferable.

     G. Within 10 days after the Closing, Legacy shall use all reasonable efforts to cause PREN to pay all options held by employees and directors of PREN, and severance payments for employees of PREN, as described on Exhibit B and Schedule B-2 hereto. With Legacy's prior written consent, which consent shall not be unreasonably withheld, PREN may terminate certain employees prior to the Closing and pay such employees the severance payments described on Exhibit B and Schedule B-2 hereto. Upon the Closing, Legacy shall provide PREN with the funds to cover all payments under such exhibit and schedule.

     H. Legacy shall cause PREN to maintain Officers' and Directors' Errors and Omissions Insurance insuring all persons who are or were officers or directors of PREN in an amount not less than that in effect on April 30, 1999, for a period of at least 3 years following the Closing, and thereafter as long as necessary (if at all) to ensure the continuation of protection with respect to any and all claims made prior to the end of that period, and shall, and shall cause PREN to, hold harmless and indemnify each such person against all expense, loss and liability (including costs of defense and investigation) relating to their actions as such officers or directors of PREN, except, as to any such person, as to any matter as to which it is finally judicially determined that indemnification is not permitted for such person by Maryland law under the applicable circumstances.

     I. In any merger between PREN and a subsidiary of Legacy pursuant to which shares of PREN Common Stock are converted into cash or into securities other than Common Stock of Legacy or of the surviving corporation, Legacy will make appropriate provisions such that the cash and other assets of PREN will not be depleted in any material respect, and the liabilities of PREN will not be increased in any material respect, as a result of such transaction.

     J. Until such time as there are no shares of PREN Preferred Stock outstanding, Legacy shall not take any action that would cause PREN to fail to qualify as a REIT.

5. If Legacy materially fails to do anything it has agreed to do in this Agreement or the Shareholders Agreement or does anything material it has agreed not to do, or if the Escrow terminates because of the passage of time as provided in Item 4 of the Shareholders Agreement, Legacy shall pay the total sum of $7,500,000 (or such larger sum as may be held in Escrow at such time) (together with earnings thereon) as liquidated damages, with such sum being apportioned among PREN and the Selling Shareholders as PREN may direct. Notwithstanding the foregoing, Legacy shall not be obligated to pay such liquidated damages in the case of the passage of time provided in Item 4 of the Shareholders Agreement if such passage of time occurs as a result of (i) any failure of the condition set forth in paragraph (a) of the Offer Conditions or Merger Conditions (as applicable) which results, directly or indirectly, from any litigation or other claim or action commenced by or on behalf of, or based on or relating to, PREN or any of its officers, directors, employees, agents, shareholders or affiliates, (ii) any failure of the condition set forth in paragraph (c) of the Offer Conditions or Merger Conditions (as applicable) (provided that Legacy shall be obligated, for purposes of this Item 5 only, to consummate the Offer or Merger (as applicable) within three business days following the satisfaction of such condition), or (iii) any failure of the conditions set forth in paragraph (d), (e) or (f) of the Offer Conditions or Merger Conditions (as applicable). Additionally, upon notice to the escrow agent in accordance with the Escrow Agreement of Legacy's having so breached this Agreement, or of the passage of time, the Escrow shall be terminated, the initial $7,500,000 deposited by Legacy (or such larger sum as may be deposited by Legacy pursuant to Item 3 of the Shareholders Agreement) (together with earnings thereon) shall be distributed as provided in this Item 5, and any and all other shares and other items held in the Escrow shall be returned to the parties who originally deposited them. The parties expressly recognize that in the event of any failure of condition referenced above, measuring monetary damages would be extremely difficult or impracticable to ascertain because of the nature of the assets of PREN. The payment of $7,500,000 (or such larger sum as may be held in Escrow) (together with earnings thereon) as described above in this Item 5 is not intended as a forfeiture or penalty within the meaning of California Civil Code sec.sec. 3275 or 3369 but is intended to constitute liquidated damages, and shall be the sole and exclusive remedy of the Selling Shareholders and PREN.

6. This Agreement shall automatically terminate and be of no further force or effect upon the termination of the Shareholders Agreement in accordance with its terms. Upon any such termination, none of the parties hereto shall have any further obligation or liability hereunder.

7. This Agreement and the Shareholders Agreement (including the exhibits hereto and thereto) constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof, and are intended to be fully binding and enforceable as of the dates provided. This Agreement may be executed in counterparts. This Agreement shall be governed and construed in accordance with the laws of the State of California, without regard to the laws that might be applicable under conflicts of laws principles. This Agreement shall not be altered or otherwise amended except pursuant to an instrument in writing signed by Legacy and PREN; provided that any party to this Agreement may waive in writing any obligation owed to it by any other party under this Agreement. In the event of any action brought to enforce or interpret any part of this Agreement, the prevailing party shall be entitled to recover attorneys' fees, as well as all other costs and expenses of bringing such action as an element of damages.

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the parties hereto as of the date set forth above.


Price Enterprises, Inc.                 Excel Legacy Corporation

By: /s/ Jack McGrory                    By: /s/ Gary B. Sabin
    ----------------------------------  ----------------------------------
    Name: Jack McGrory                      Name: Gary B. Sabin
    Title: President and Chief              Title: President and Chief
           Executive Officer                       Executive Officer

                                                                       ANNEX B-I
                                                                       AMENDMENT

                      FIRST AMENDMENT TO COMPANY AGREEMENT

     This FIRST AMENDMENT TO COMPANY AGREEMENT (this "Amendment") is made and entered into as of August 31, 1999, by and between Excel Legacy Corporation, a Delaware corporation ("Legacy"), and Price Enterprises, Inc., a Maryland corporation qualified as a Real Estate Investment Trust for federal income tax purposes ("PREN").

                                    RECITALS

     WHEREAS, the Company and PREN entered into an Agreement dated as of June 2, 1999 (the "Agreement"); and

     WHEREAS, Legacy and PREN desire to amend certain terms and provisions of the Agreement as set forth herein.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Legacy and PREN amend the Agreement as follows:

     1. Relation to Agreement. Except as hereby amended, the Agreement shall continue in full force and effect.

     2. Capitalized Terms. Capitalized terms used and not otherwise defined herein are used with the meanings attributed thereto in the Agreement.

     3. Change of Control. Item 4.D. of the Agreement is hereby amended by deleting the first sentence of such Item and inserting the following in lieu thereof:

           Legacy shall not take any action to cause a direct or indirect Change of Control of PREN (including by Change of Control of Legacy itself)
           (i) after the date hereof and prior to the Closing without the consent of Price, or (ii) after the Closing, without either offering to purchase all shares of PREN Preferred Stock or obtaining the approval of the Board of Directors of PREN.

     4. Miscellaneous. This Amendment shall be governed and construed on the same basis as the Agreement, as set forth therein.

     5. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

                                      B-I-1

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first above written.

                                          EXCEL LEGACY CORPORATION

                                          By:       /s/ GARY B. SABIN
                                             -----------------------------------
                                          Name: Gary B. Sabin
                                                --------------------------------
                                          Title: President and Chief Executive
                                                 Officer
                                              ----------------------------------

                                          PRICE ENTERPRISES, INC.

                                          By:        /s/ JACK MCGRORY
                                             -----------------------------------
                                          Name: Jack McGrory
                                                --------------------------------
                                          Title: President and Chief Executive
                                                 Officer
                                              ----------------------------------

                                      B-I-2

                                                                      ANNEX B-II
                                                                       AMENDMENT

                     SECOND AMENDMENT TO COMPANY AGREEMENT

     This SECOND AMENDMENT TO COMPANY AGREEMENT (this "Amendment") is made and entered into as of September 16, 1999, by and between Excel Legacy Corporation, a Delaware corporation ("Legacy"), and Price Enterprises, Inc., a Maryland corporation qualified as a Real Estate Investment Trust for federal income tax purposes ("PREN").

                                    RECITALS

     WHEREAS, Legacy and PREN entered into an Agreement dated as of June 2, 1999, as amended by a First Amendment to Company Agreement dated as of August 31, 1999 (the "Agreement"); and

     WHEREAS, Legacy and PREN desire to amend certain terms and provisions of the Agreement as set forth herein.

                                   AGREEMENT

     NOW, THEREFORE, in consideration of the mutual covenants contained herein, and other valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Legacy and PREN amend the Agreement as follows:

     1. Relation to Agreement. Except as hereby amended, the Agreement shall continue in full force and effect.

     2. Capitalized Terms. Capitalized terms used and not otherwise defined herein are used with the meanings attributed thereto in the Agreement.

     3. Consideration. Item 4.B. of the Agreement is hereby amended by deleting the first sentence of such Item and inserting the following in lieu thereof:


         Legacy shall commence taking all actions reasonably necessary to make the Offer or to effect the Merger (as applicable) to acquire all outstanding shares of PREN Common Stock (including those shares held in Escrow) for the consideration specified in Item 1 of the Shareholders Agreement, as amended, to require a security interest in the PREN Common Stock owned at any time by Legacy in accordance with a security agreement in form and substance reasonably acceptable to Legacy, a Majority of the Selling Shareholders and the trustee for the Debentures and Notes (as such consideration may be modified from time to time in a manner acceptable to Legacy, PREN and a Majority of the Selling Shareholders), subject in the case of the Offer only to the Offer Conditions, and in the case of the Merger only to the Merger Conditions.


                                     B-II-1

     4. Miscellaneous. This Amendment shall be governed and construed on the same basis as the Agreement, as set forth therein.

     5. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     IN WITNESS WHEREOF, the parties hereto have executed this Amendment on the date first above written.

                                          EXCEL LEGACY CORPORATION

                                          By:       /s/ GARY B. SABIN
                                             -----------------------------------
                                          Name: Gary B. Sabin
                                                --------------------------------
                                          Title: President and Chief Executive
                                                 Officer
                                              ----------------------------------

                                          PRICE ENTERPRISES, INC.

                                          By:        /s/ JACK MCGRORY
                                             -----------------------------------
                                          Name: Jack McGrory
                                                --------------------------------
                                          Title: President and Chief Executive
                                                 Officer
                                              ----------------------------------

                                     B-II-2

                                                                         ANNEX C
                                                                FAIRNESS OPINION

                  [VALUATION RESEARCH CORPORATION LETTERHEAD]
May 18, 1999

The Board of Directors
Price Enterprises, Inc.
4649 Morena Blvd
San Diego, CA 92117

Members of the Board:

     You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Shares of common stock, $0.0001 par value per share (the "Shares"), of Price Enterprises, Inc. (the "Company" or "Price") of the consideration to be received by such holders pursuant to the terms of the Agreement (the "Agreement") dated as of May 12, 1999, among Excel Legacy Corporation, a Delaware corporation ("Legacy"), and certain shareholders of Price Enterprises, Inc., a Maryland corporation (the "Company") including Sol Price, a Trustee of significant holders of Price Shares and Preferred Stock.

     As more fully described in the Agreement, Price's Board of Directors will have the option to determine how Legacy will acquire all of the common stock of Price as either (a) a merger between Price and a newly-formed wholly owned subsidiary of Legacy or (b) a tender offer or exchange offer (the "Transaction"). Under the terms of the Agreement, Legacy will offer to acquire all shares of Price Common Stock for $8.50 per share, comprised, at Legacy's election, of (i) $8.50 in cash or (ii)(a) at least $4.25 in cash, (b) at least $2.75 in principal amount of Legacy's 9.0% Convertible Subordinated Debentures due 2004 (the "Debentures"), which will be convertible into shares of Legacy Common Stock at $5.50 per share, and (c) $1.50 per share in whatever combination Legacy may choose of cash, Debentures, and Legacy's 10% Senior Notes (the "Notes") due October 31, 2004, issued at par, with a mandatory sinking fund of 20.0% per year at the end of each of the first four years after issuance.

     In connection with rendering our opinion, we have: (i) reviewed the Agreement dated as of May 12, 1999; (ii) reviewed and analyzed certain publicly available business and financial information of the Company and Legacy for recent years and interim periods to date; (iii) reviewed and analyzed certain internal financial and operating information, including financial forecasts, analysis and projections prepared by management of the Company and Legacy; (iv) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company; (v) reviewed and considered certain financial and stock market data relating to the Company, and we have compared that data with similar data for certain other publicly traded companies that we believe may be relevant; and (vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

     In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of the Company that such forecasts and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgements of management as to the future financial performance of the Company. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company nor have we made any physical inspection of the properties or assets of the Company. Further, our opinion is based upon the conditions as they exist and can be evaluated on the date hereof only.

     Valuation Research Corporation has been engaged to render a fairness opinion to Price Enterprises, Inc. in connection with the proposed Transaction and will receive a fee for such a service.

     Our opinion expressed herein is provided for the information of the Board of Directors of Price in its evaluation of the proposed Transaction, and our opinion is not intended to be or does not constitute a recommendation to any stockholder as to whether or not such stockholder should tender or exchange shares of Price's common stock or alternatively how such stockholder should vote on the merger between Price and a newly-formed wholly owned subsidiary of Legacy, depending on whichever option Price's Board of Directors chooses. This letter may be disclosed in its entirety in any proxy statement or information statement relating to the proposed Transaction sent to the Company's shareholders.

     Based upon and subject to the foregoing, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the consideration to be received by the holders of Price's common stock in the Transaction is fair, from a financial point of view, to such holders.

                                          Very truly yours,

                                          VALUATION RESEARCH CORPORATION

                                   EXHIBIT A

                  GENERAL LIMITING CONDITIONS AND ASSUMPTIONS

     In accordance with recognized professional standards as generally practiced in the valuation industry, the fee for these services is not contingent upon the conclusions of value contained herein. Valuation Research Corporation (Valuation) has determined to the best of its knowledge and in good faith that neither it nor any of its agents or employees have a material financial interest in the Buyer or the Seller.

     Neither Valuation, nor its agents or employees assume any responsibility for matters legal in nature, nor do they render any opinion as to any title to, or legal status of, property which may be involved, both real and personal, tangible and intangible, which title is assumed to be good and marketable. Any and all property is analyzed as if it is free and clear of any and all liens or encumbrances except those created in the transaction or otherwise described in the applicable documents or notified to Valuation, and that all relevant agreements are valid and enforceable.

     Valuation assumes that all laws, statutes, ordinances, or other regulations, or regulations of any governmental authority relevant to and in connection with this engagement are complied with unless express written noncompliance is brought to the attention of Valuation and is stated and defined by those relied on by Valuation, including Price Enterprises, Inc. and its management.

     Valuation has relied on certain information furnished by others, including but not limited to the Company without further check or verification. Valuation believes such information to be reliable as to accuracy and completeness but offers no warranty or representation to that effect. Such information generally includes, but is not limited to, financial analyses and forecasts; historical, pro forma, audited, and unaudited financial statements; management analyses; transaction models; and various other documents some of which we have received in draft form only and which we assume will be substantially similar form at the time of close with no material effect as relates to our work or conclusions.

     In some instances, public information and statistical information has been obtained from sources Valuation has accepted as being reliable; however, Valuation makes no representation as to the accuracy or completeness of such information and has accepted the information without further verification.

     Neither all nor any part of the contents of this opinion (especially any conclusions as to value, the identity or any appraiser or appraisers, or the firm with which such appraisers are connected, or any reference to any of their professional designations) may be disseminated to the public through advertising media, public relations, new media, sales media, mail, direct transmittal, or any other public means of communication, without the prior written consent and approval of Valuation Research Corporation, excluding bankruptcy, insolvency or similar judicial proceedings, written notice of which must be provided immediately to Valuation Research.

     Any further consultation, testimony, attendance, or research in reference to the present engagement beyond this opinions expressed herein as of the date of valuation are subject to agreement by Valuation in specific written agreements between the parties.

     The opinion expressed by Valuation results from the development and analysis of several valuation indications arrived at through the use of generally accepted valuation procedures. These procedures included projected income analysis, market comparable analysis, comparable transactions analysis and premium paid analysis. The projected income analysis utilized cash flow projections discounted to present value. The discount rate selected was based on risk and return requirements deemed appropriate by Valuation. The market comparable analysis compared stock prices and various financial ratios of publicly-traded companies reasonably similar to Price Enterprises, Inc.

     Material changes in the industry or in market conditions which might affect Price Enterprises, Inc's business from and after the effective date of the proposed transaction which are not reasonably foreseeable are not taken into account.

     Our opinion is necessarily based on economic, market, financial and other conditions as of the date herein. While various judgements and estimates which we consider reasonable and appropriate under the circumstances were made by Valuation in the determination of value, no assurance can be given by Valuation that the sale price which might subsequently be realized in any future transaction, if and when effected, will be at the value presented in our analysis.

                                   EXHIBIT B

     The following is a summary of the financial analyses Valuation Research Corporation ("VRC") utilized in connection with providing its written opinion to the Board of Directors.

     Comparable Companies Analysis: Valuation Research Corporation ("VRC") compared selected publicly-available historical and projected stock market data and financial results for Price Enterprises, Inc to the corresponding data of the following companies: Burnham Pacific Properties, Inc., Developers Diversified Realty Corp., JDN Realty Corporation, Kimco Realty Corporation, and Weingarten Realty Investors ("Comparable Companies"). Such data included, among other things, multiples of current stock price to 1998 funds from operations per share ("1998 FFO") (defined as net income plus depreciation and amortization, excluding gains on sales of property, non-recurring charges, and other extraordinary items) and projected 1999 funds from operations per share ("1999 Projected FFO"). All of the trading multiples of the Comparable Companies were based on closing stock prices as of April 30, 1999 and all FFO per share estimates were based on projections published, in the case of the Comparable Companies, by First Call and, in the case of Price, projections provided by management. Accordingly, such estimated projections may or may not prove to be accurate.

     The Comparable Companies were found to have April 30, 1999 closing stock prices estimated to equal 8.5x to 12.9x 1998 FFO and 7.6x to 10.9x projected 1999 FFO. Applying such multiples to Price's 1998 FFO per share ($0.67 assuming the issuance of the preferred stock at the beginning of the year) and projected 1999 FFO per share ($0.76) resulted in implied price ranges of $5.70 to $8.64 and $5.78 to $8.28, respectively. The offer price for Price ($8.50) is within the ranges for the offer price implied by Valuation Research Corporation's comparable company analysis.

     Comparable Transactions Analysis: Valuation Research Corporation also analyzed publicly available information for five selected acquisition and merger transactions between REITs deemed by VRC to be reasonably similar to the Merger. In examining these transactions, VRC analyzed certain financial parameters of the acquired company relative to the consideration offered. Combinations between REITs compared included: (i) Kimco Realty Corporation and The Price REIT, Inc.,
(ii) Simon DeBartolo Group, Inc and Corporate Property Investors, (iii) Prime Retail, Inc and Horizon Group, Inc., (iv) Excel Realty Trust, Inc., and New Plan Realty Trust and (v) Santa Anita Realty Enterprises and Meditrust (the "Comparable Transactions").

     Valuation Research Corporation analyzed the multiple of consideration offered to each acquired company's last twelve month FFO. Based on this analysis, the implied last twelve month FFO as a multiple of the equity purchase price ranged between 7.4x and 12.2x. Applying such multiples to Price's 1998 FFO per share ($0.67) resulted in an implied common stock price range of $4.96 to $8.17. The offer price for Price exceeds the range for the offer price implied by Valuation Research Corporation's comparable transactions analysis.

     None of the companies or acquired entities utilized in the above comparable companies analysis and comparable transactions analysis for comparative purposes is, of course, identical to Price. Accordingly, a complete analysis of the results of the foregoing calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgment concerning differences in financial and operating characteristics of the Comparable Companies and the acquired entities and other factors that could affect the value of the Comparable Companies and acquired entities as well as that of Price.

     Discounted Cash Flow Analysis: VRC performed a discounted cash flow analysis of the projected cash flow of Price Enterprises, Inc for calendar years 1999 through 2003, based in part on internal estimates provided by management. The stand-alone discounted cash flow analysis of Price was determined by (i) adding (a) the present value of projected free cash flows over the five-year period from 1999 to 2003 and (b) the present value of the estimated terminal value of Price in year 2003 and (ii) subtracting the value of any long-term debt and preferred stock of Price. The estimated terminal value was calculated based on a perpetuity formula assuming a 2.0% growth rate. The cash flows and terminal values of Price were discounted to present value using a discount rate of 10.0%. The analysis resulted in an equity value of Price of approximately $6.30 per share. The offer price for Price exceeds this value.

     Premiums Paid Analysis: VRC also examined the history of the trading prices and volume for the shares of Price common stock. This examination showed that during April 30, 1998 and April 30, 1999, Price's common stock traded in the range of $4.35 and $5.81 per share. It is worth noting that based on the offer price of $8.50 per share, Price is receiving a premium of approximately 46.3% over its closing price of $5.81 as of April 30, 1999.

     Average Transaction Premium Analysis: VRC reviewed mergers and acquisitions in the real estate industry utilizing publicly available data to derive an average premium paid over the public trading prices per share five days prior to the announcement of such transactions in 1997. VRC noted that the reasons for, and circumstances surrounding, each of the transactions analyzed were diverse and that premiums fluctuate among different industry sectors based on perceived growth, synergies, strategic value and the type of consideration utilized in the transaction. The analysis indicated that the average premium paid over trading prices was 22.5% in 1997. As noted above, Price is receiving a premium of approximately 46.3% over its closing price as of April 30, 1999.

     U.S. REIT Unsecured Debt and Preferred Stock Issues Analysis: VRC reviewed recently issued unsecured debt and preferred stocks in the U.S. REIT industry. This examination showed that U.S. REIT unsecured debt issues with a rating of between Baa1/BBB+ to Baa3/BBB- had a coupon rate range of 6.7% to 7.75%. Also, newly issued U.S. REIT Preferred Stocks with a rating of between ba2/BB+ to baa2/BBB+ had a coupon in the range of 8.25% to 9.5% and a corresponding yield range of 8.29% and 9.49%.

     Both the Legacy's 10.0% Senior Notes and the 9.0% Legacy's Convertible Subordinated Notes offer a coupon rate at the high end of the above described unsecured debt issues and preferred stocks. Furthermore, the 9.0% Legacy's Convertible Subordinated Notes offer the holders the potential to benefit from any potential appreciation in Legacy's equity market value.

------------------------------------------------------
------------------------------------------------------

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING TO YOU OTHER THAN THE INFORMATION CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON UNAUTHORIZED INFORMATION OR
REPRESENTATIONS.

THIS PROSPECTUS DOES NOT OFFER TO SELL OR ASK FOR OFFERS TO BUY ANY OF THE SECURITIES IN ANY JURISDICTION WHERE IT IS UNLAWFUL, WHERE THE PERSON MAKING THE OFFER IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON WHO CAN NOT LEGALLY BE OFFERED THE SECURITIES.

THE INFORMATION IN THIS PROSPECTUS IS CURRENT ONLY AS OF THE DATE ON ITS COVER, AND MAY CHANGE AFTER THAT DATE. FOR ANY TIME AFTER THE COVER DATE OF THIS PROSPECTUS, WE DO NOT REPRESENT THAT OUR AFFAIRS ARE THE SAME AS DESCRIBED OR THAT THE INFORMATION IN THIS PROSPECTUS IS CORRECT -- NOR DO WE IMPLY THOSE THINGS BY DELIVERING THIS PROSPECTUS OR SELLING SECURITIES TO YOU.

                           -------------------------

                               TABLE OF CONTENTS

                                            PAGE
                                            ----
Questions and Answers About Our Offer.....    1
Prospectus Summary........................    3
Risk Factors..............................   19
Forward-Looking Statements................   31
The Exchange Offer........................   32
Description of the Agreements.............   57
Description of Legacy Capital Stock.......   61
Description of the Legacy Debentures and
  the Legacy Notes........................   63
Information About Legacy..................   78
Information About Enterprises.............   84
Directors and Management of Enterprises
  Following the Exchange Offer............   88
Benefits to Enterprises' Insiders in the
  Exchange Offer..........................   89
Comparison of Stockholder Rights..........   92
Summary Selected Financial Data of
  Legacy..................................  108
Summary Selected Financial Data of
  Enterprises.............................  109
Excel Legacy Corporation Unaudited Pro
  Forma Operating and Financial
  Information.............................  110
Price Enterprises, Inc. Unaudited Pro
  Forma Operating and Financial
  Information.............................  117
United States Federal Income Tax
  Consequences............................  122
Legal Matters.............................  129
Experts...................................  129
Where You Can Find More Information.......  130

------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
------------------------------------------------------
                            EXCEL LEGACY CORPORATION
                               OFFER TO EXCHANGE
                               $8.50 COMPRISED OF

                                 $4.25 IN CASH,


                          $2.75 IN PRINCIPAL AMOUNT OF

                          9.0% CONVERTIBLE REDEEMABLE
                              SUBORDINATED SECURED
                              DEBENTURES DUE 2004
                                      AND

                          $1.50 IN PRINCIPAL AMOUNT OF

                            10.0% SENIOR REDEEMABLE
                             SECURED NOTES DUE 2004
                                       OF
                            EXCEL LEGACY CORPORATION

                                      FOR

                       ANY AND ALL SHARES OF COMMON STOCK
                           OF PRICE ENTERPRISES, INC.
                           -------------------------

                                   PROSPECTUS
                           -------------------------
                                           , 1999

------------------------------------------------------
------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Articles Eighth and Ninth of the Amended and Restated Certificate of Incorporation (the "Company Certificate") of Excel Legacy Corporation (the "Company") and Article VIII of the Amended and Restated Bylaws of Company (the "Company Bylaws," with Articles Eighth and Ninth of the Company Certificate and
Article VIII of the Company Bylaws hereinafter referred to as the "Director Liability and Indemnification Provisions") limit the personal liability of the Company's directors to the Company or its stockholders for monetary damages for breach of fiduciary duty.

     The Director Liability and Indemnification Provisions define and clarify the rights of certain individuals, including the Company's directors and officers, to indemnification by the Company in the event of personal liability or expenses incurred by them as a result of certain litigation against them. Such provisions are consistent with Section 102(b)(7) of the DGCL, which is designed, among other things, to encourage qualified individuals to serve as directors of Delaware corporations by permitting Delaware corporations to include in their articles or certificates of incorporation a provision limiting or eliminating directors' liability for monetary damages and with other existing DGCL provisions permitting indemnification of certain individuals, including directors and officers. The limitations of liability in the Director Liability and Indemnification Provisions may not affect claims arising under the federal securities laws.

     In performing their duties, directors of a Delaware corporation are obligated as fiduciaries to exercise their business judgment and act in what they reasonably determine in good faith, after appropriate consideration, to be the best interests of the corporation and its stockholders. Decisions made on that basis are protected by the "business judgment rule." The business judgment rule is designed to protect directors from personal liability to the corporation or its stockholders when business decisions are subsequently challenged. However, the expense of defending lawsuits, the frequency with which unwarranted litigation is brought against directors and the inevitable uncertainties with respect to the outcome of applying the business judgment rule to particular facts and circumstances mean that, as a practical matter, directors and officers of a corporation rely on indemnity from, and insurance procured by, the corporation they serve as a financial backstop in the event of such expenses or unforeseen liability. The Delaware legislature has recognized that adequate insurance and indemnity provisions are often a condition of an individual's willingness to serve as director of a Delaware corporation. The DGCL has for some time specifically permitted corporations to provide indemnity and procure insurance for its directors and officers.

     Set forth below is a description of the Director Liability and Indemnification Provisions. Such description is intended as a summary only and is qualified in its entirety by reference to the Company Certificate and the Company Bylaws.

     Elimination of Liability in Certain Circumstances. Article Ninth of the Company Certificate protects directors against monetary damages for breaches of their fiduciary duty of care, except as set forth below. Under the DGCL, absent Article Ninth directors could generally be held liable for gross negligence for decisions made in the performance of their duty of care but not for simple negligence. Article Ninth eliminates director liability for negligence in the performance of their duties, including gross negligence. Directors remain liable for breaches of their duty of loyalty to the Company and its stockholders, as well as acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law and transactions from which a director derives improper personal benefit. Article Ninth does not eliminate director liability under Section 174 of the DGCL, which makes directors personally liable for unlawful dividends or unlawful stock repurchases or redemptions and expressly sets forth a negligence standard with respect to such liability.

     While Article Ninth provides directors with protection from awards of monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article Ninth will have no effect on the availability of equitable remedies such as an injunction or rescission based upon a director's breach of the duty of care. The provisions of Article Ninth which eliminate liability as described above will apply to officers of the Company only if they are directors of the Company and are acting in their capacity as directors, and will not apply to officers of the Company who are not directors. The elimination of liability of directors for monetary damages in the circumstances described above may deter persons from bringing third-party or derivative actions against directors to the extent such actions seek monetary damages.

     Indemnification and Insurance. Under Section 145 of the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation -- a "derivative action") if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard of care is applicable in the case of derivative actions, except that indemnification only extends to expenses (including attorneys' fees) incurred in connection with defense or settlement of such an action, and the DGCL requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the Company.

     Article VIII of the Company Bylaws provides that all directors and officers of the Company are entitled to indemnification as set forth in the Company Certificate.

     Article Eighth of the Company Certificate provides that each person who was or is made a party to, or is involved in any action, suit or proceeding by reason of the fact that he is or was a director, officer of employee of the Company will be indemnified by the Company against all expenses and liabilities, including counsel fees, paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Article Eighth also provides that the right of indemnification shall be in addition to and not exclusive of all other right to which such director, officer or employee may be entitled.

     Policies of insurance may be obtained and maintained by the Company under which its directors and officers will be insured against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been such directors or officers.

     The Company has entered into indemnification agreements with its executive officers and directors pursuant to which the Company has agreed to indemnify these officers and directors exclusive of any other rights of indemnification or advancement of expenses pursuant to the DGCL, the Company Certificate and the Company Bylaws.

ITEM 21.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Exhibits

     A list of exhibits filed with this registration statement on Form S-4 is described on the Exhibit Index and is incorporated herein by reference.

ITEM 22.  UNDERTAKINGS

     (a) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described under Item 20 above, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

     (d) The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

     (e) The undersigned Registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Act.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on October 1, 1999.


                                          EXCEL LEGACY CORPORATION

                                          By:       /s/ GARY B. SABIN
                                             -----------------------------------
                                                        Gary B. Sabin
                                                Chairman, President and Chief
                                                      Executive Officer


     Pursuant to the requirements of the Securities Act, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                SIGNATURE                               TITLE                   DATE
                ---------                               -----                   ----
            /s/ GARY B. SABIN               Chairman, President and Chief  October 1, 1999
------------------------------------------  Executive Officer (Principal
              Gary B. Sabin                      Executive Officer)

           /s/ RICHARD B. MUIR*               Director, Executive Vice     October 1, 1999
------------------------------------------     President and Secretary
             Richard B. Muir

            /s/ KELLY D. BURT*               Director and Executive Vice   October 1, 1999
------------------------------------------    President -- Development
              Kelly D. Burt

          /s/ JAMES Y. NAKAGAWA*               Chief Financial Officer     October 1, 1999
------------------------------------------    (Principal Financial and
            James Y. Nakagawa                    Accounting Officer)

         /s/ RICHARD J. NORDLUND*                     Director             October 1, 1999
------------------------------------------
           Richard J. Nordlund

       /s/ ROBERT E. PARSONS, JR.*                    Director             October 1, 1999
------------------------------------------
          Robert E. Parsons, Jr.

          /s/ ROBERT S. TALBOTT*                      Director             October 1, 1999
------------------------------------------
            Robert S. Talbott

           /s/ JOHN H. WILMOT*                        Director             October 1, 1999
------------------------------------------
              John H. Wilmot

          *By: /s/ GARY B. SABIN
   ------------------------------------
              Gary B. Sabin
             Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 3.1      Amended and Restated Certificate of Incorporation of Excel
          Legacy Corporation, incorporated by reference to Exhibit 3.1 to Excel Legacy Corporation's Registration Statement on Form
          S-11 as filed with the SEC on June 11, 1998 (File No.
          333-55715).
 3.2      Amended and Restated Bylaws of Excel Legacy Corporation,
          incorporated by reference to Exhibit 3.2 to Excel Legacy
          Corporation's Registration Statement on Form S-11 as filed with the SEC on June 11, 1998 (File No. 333-55715).
 4.1      Form of Common Stock Certificate, incorporated by reference to Exhibit 4.1 to Excel Legacy Corporation's Registration
          Statement on Form 10 as filed with the SEC on December 12,
          1998 (File No. 0-23503).
 4.2      Form of Indenture for 9.0% Convertible Redeemable
          Subordinated Secured Debentures due 2004, including form of
          Debenture and form of Pledge Agreement.(2)
 4.3      Form of Indenture for 10.0% Senior Redeemable Secured Notes
          due 2004, including form of Note and Form of Pledge
          Agreement.(2)
 5.1      Opinion of Latham & Watkins.(1)
 8.1      Opinion of Latham & Watkins regarding certain tax
          matters.(1)
10.1      Agreement dated as of May 12, 1999, as amended, by and among
          Excel Legacy Corporation and the other individuals and
          entities listed on the signature pages thereto (filed as
          Annex A to the Prospectus included in this Registration
          Statement).
10.2      Agreement dated as of June 2, 1999, as amended, between
          Excel Legacy Corporation and Price Enterprises, Inc. (filed as Annex B to the Prospectus included in this Registration
          Statement).
10.3      Letter dated June 2, 1999 from Excel Legacy Corporation to
          Price Enterprises, Inc. regarding the status of Price
          Enterprises, Inc. as a REIT.(1)
10.4      Form of Note Purchase Agreement by and between Excel Legacy
          Corporation and The Sol and Helen Price Trust, including
          Form of Secured Promissory Note and Form of Pledge
          Agreement.(2)
23.1      Consent of Latham & Watkins.(1)
23.2      Consent of PricewaterhouseCoopers LLP.(2)
23.3      Consent of Ernst & Young LLP.(2)
23.4      Consent of Valuation Research Corporation.(2)
24.1      Powers of Attorney.(1)
25.1      Statement of Eligibility of Trustee on Form T-1.(1)


-------------------------
(1) Previously filed.

(2) Filed herewith.

(3) To be filed by amendment.